Exhibit 99.51

Third Amended and Restated
Credit Agreement
Dated as of February 4, 2011
among
Student Transportation of America, Inc.,
Student Transportation of Canada Inc.,
Parkview Transit Inc.,
the Guarantors party hereto,
the Lenders from time to time parties hereto,
and
Harris N.A.,
as Administrative Agent

BMO Capital Markets,
as Sole Lead Arranger,
The Bank of Nova Scotia,
as Syndication Agent
and
Canadian Imperial Bank of Commerce,
as Documentation Agent

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Section	Description	Page

Section 13.25. Currency		117
Section 13.26. Appointment and Authorization of Borrower		118
Section 13.27. USA Patriot Act		118
Section 13.28. Quebec Liens		118
Section 13.29. Canadian Anti-Money Laundering Legislation		118
Section 13.30. Amendment and Restatement		119

Signature Page		1

Exhibit A	-	Notice of Payment Request
Exhibit B	-	Notice of Borrowing
Exhibit C	-	Notice of Continuation/Conversion
Exhibit D-1	-	Revolving Note
Exhibit D-2	-	Canadian Revolving Note
Exhibit D-3	-	Swing Note
Exhibit D-4	-	Form of Acceptance Note
Exhibit E	-	Compliance Certificate
Exhibit F	-	Assignment and Acceptance
Exhibit G	-	Subsidiary Guarantee Agreement
Exhibit H	-	Commitment Amount Increase Request
Exhibit I	-	Available Cash Certificate
Schedule 1	-	Commitments
Schedule 1.2	-	Existing Letters of Credit
Schedule 6.2	-	Subsidiaries
Schedule 6.11	-	Existing Litigation
Schedule 8.7	-	Existing Indebtedness for Borrowed Money
Schedule 8.8(g)	-	Existing Liens
Schedule 8.9	-	Existing Investments

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Third Amended and Restated
Credit Agreement
     This Third Amended and Restated Credit Agreement is entered into as of February 4, 2011, by and among Student Transportation of America, Inc., a Delaware corporation (the “Borrower”), Student Transportation of Canada Inc., an Ontario corporation (“STC”), Parkview Transit Inc., an Ontario corporation (“Parkview” and together with STC individually a “Canadian Borrower” and collectively, the “Canadian Borrowers”) Student Transportation of America Holdings, Inc. and the Subsidiaries from time to time party to this Agreement, as Guarantors, the several financial institutions from time to time party to this Agreement, as Lenders, and Harris N.A., as Administrative Agent as provided herein. All capitalized terms used herein without definition shall have the same meanings herein as such terms are defined in Section 5.1 hereof.
Preliminary Statement
     The Borrower, the guarantors party thereto, the lenders party thereto and Harris N.A., as Administrative Agent, are parties to a Second Amended and Restated Credit Agreement dated as of December 14, 2006 (as amended, the “Existing Credit Agreement”).
     The parties hereto desire to amend and restate in its entirety the Existing Credit Agreement, without constituting a novation, all on the terms and subject to the terms and conditions herein.
     Now, Therefore, in consideration of the mutual agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:
Section 1. The Credit Facilities.
     Section 1.1. Revolving Credit Commitments. (a) Subject to the terms and conditions hereof, each U.S. Lender, by its acceptance hereof, severally agrees to make a loan or loans (individually a “Revolving Loan” and collectively for all the U.S. Lenders the “Revolving Loans”) in U.S. Dollars to the Borrower from time to time on a revolving basis up to the amount of such U.S. Lender’s Revolving Credit Commitment, subject to any reductions thereof pursuant to the terms hereof, before the Revolving Credit Termination Date. The sum of the aggregate principal amount of Revolving Loans, Swing Loans and of L/C Obligations at any time outstanding shall not exceed the Revolving Credit Commitments in effect at such time. Each Borrowing of Revolving Loans shall be made ratably from the Lenders in proportion to their respective Revolver Percentages. As provided in Section 1.7(a) hereof, the Borrower may elect that each Borrowing of Revolving Loans be either Base Rate Loans or Eurodollar Loans. Revolving Loans may be repaid and the principal amount thereof reborrowed before the Revolving Credit Termination Date, subject to the terms and conditions hereof.

     (b) Subject to the terms and conditions hereof, each Canadian Lender, by its acceptance hereof, severally agrees to make a loan or loans to the Canadian Borrowers or accept and purchase Bankers’ Acceptance from the Canadian Borrowers (individually a “Canadian Revolving Loan” and collectively for all the Canadian Lenders the “Canadian Revolving Loans”) from time to time on a revolving basis in Canadian Dollars or U.S. Dollars in an aggregate outstanding Canadian Dollar Equivalent up to the amount of such Canadian Lender’s Canadian Revolving Credit Commitment, subject to any reductions thereof pursuant to the terms hereof, before the Revolving Credit Termination Date. The sum of the Canadian Dollar Equivalent of Canadian Revolving Loans and of Canadian L/C Obligations at any time outstanding shall not exceed the Canadian Revolving Credit Commitments in effect at such time. Each Borrowing of Canadian Revolving Loans shall be made ratably from the Canadian Lenders in proportion to their respective Canadian Revolver Percentages. The applicable Canadian Borrower may elect that Canadian Revolving Loans be outstanding (i) if denominated in Canadian Dollars, as Canadian Prime Rate Loans or by way of Bankers’ Acceptances and (ii) if denominated in U.S. Dollars, as Base Rate Loans or Eurodollar Loans. Canadian Revolving Loans may be repaid and the principal amount thereof reborrowed before the Revolving Credit Termination Date, subject to the terms and conditions hereof.
     Section 1.2. Letters of Credit. (a) General Terms. Subject to the terms and conditions hereof, as part of the Revolving Credit, the L/C Issuer shall issue standby letters of credit (each a “Letter of Credit”) in U.S. Dollars for the Borrower’s account in an aggregate undrawn face amount up to the amount of the L/C Sublimit, provided that the aggregate L/C Obligations at any time outstanding shall not exceed the difference between the Revolving Credit Commitments in effect at such time and the sum of the aggregate principal amount of Revolving Loans and Swing Loans then outstanding. Notwithstanding anything herein to the contrary, those certain letters of credit issued for the account of the Borrower by the Administrative Agent and listed on Schedule 1.2 hereof (the “Existing Letters of Credit”) shall each constitute a “Letter of Credit” herein for all purposes of this Agreement with the Borrower as the applicant therefore, to the same extent, and with the same force and effect as if the Existing Letters of Credit had been issued under this Agreement at the request of the Borrower. Each Letter of Credit shall be issued by the L/C Issuer, but each U.S. Lender shall be obligated to reimburse the L/C Issuer for such Lender’s Revolver Percentage of the amount of each drawing thereunder and, accordingly, each Letter of Credit shall constitute usage of the Revolving Credit Commitment of each Lender pro rata in an amount equal to its Revolver Percentage of the L/C Obligations then outstanding.
     (b) Applications. At any time before the Revolving Credit Termination Date, the L/C Issuer shall, at the request of the Borrower, issue one or more Letters of Credit in U.S. Dollars, in a form satisfactory to the L/C Issuer, with expiration dates no later than the earlier of 12 months from the date of issuance (or which are cancelable not later than 12 months from the date of issuance and each renewal) or thirty (30) days prior to the Revolving Credit Termination Date, in an aggregate face amount as set forth above, upon the receipt of an application duly executed by the Borrower for the relevant Letter of Credit in the form then customarily prescribed by the L/C Issuer for the Letter of Credit requested (each an “Application”). Notwithstanding anything contained in any Application to the contrary: (i) the Borrower shall pay fees in connection with each Letter of Credit as set forth in Section 2.1 hereof, (ii) except as otherwise provided in Section 1.10 or Section 1.18 hereof, before the acceleration of the Obligations pursuant to

Section 9.2 or 9.3 hereof, the L/C Issuer will not call for the funding by the Borrower of any amount under a Letter of Credit before being presented with a drawing thereunder, and (iii) if the L/C Issuer is not timely reimbursed for the amount of any drawing under a Letter of Credit on the date such drawing is paid, the Borrower’s obligation to reimburse the L/C Issuer for the amount of such drawing shall bear interest (which the Borrower hereby promises to pay) from and after the date such drawing is paid at a rate per annum equal to the sum of 2% plus the Applicable Margin plus the Base Rate from time to time in effect (computed on the basis of a year of 365 or 366 days, as the case may be, and the actual number of days elapsed). If the L/C Issuer issues any Letter of Credit with an expiration date that is automatically extended unless the L/C Issuer gives notice that the expiration date will not so extend beyond its then scheduled expiration date, unless the Administrative Agent or the Required Lenders instruct the L/C Issuer otherwise, the L/C Issuer will give such notice of non-renewal before the time necessary to prevent such automatic extension if before such required notice date: (i) the expiration date of such Letter of Credit if so extended would be after the date occurring thirty (30) days prior to the Revolving Credit Termination Date, (ii) the Revolving Credit Commitments have been terminated, or (iii) an Event of Default exists and either the Administrative Agent or the Required Lenders (with notice to the Administrative Agent) have given the L/C Issuer instructions not to so permit the extension of the expiration date of such Letter of Credit. The L/C Issuer agrees to issue amendments to the Letter(s) of Credit increasing the amount, or extending the expiration date, thereof at the request of the Borrower subject to the conditions of Section 7 hereof and the other terms of this Section 1.2. Notwithstanding anything contained herein to the contrary, the L/C Issuer shall be under no obligation to issue, extend or amend any Letter of Credit if a default of any Lender’s obligations to fund under Section 1.2(c) exists or any Lender is at such time a Defaulting Lender hereunder, unless the L/C Issuer has entered into arrangements with the Borrower or such Lender satisfactory to the L/C Issuer to eliminate the L/C Issuer’s risk with respect to such Lender.
     (c) The Reimbursement Obligations. Subject to Section 1.2(b) hereof, the obligation of the Borrower to reimburse the L/C Issuer for all drawings under a Letter of Credit (a “Reimbursement Obligation”) shall be governed by the Application related to such Letter of Credit, except that reimbursement shall be made by no later than 12:00 Noon (Chicago time) (i) on the date when each drawing is paid, if the L/C Issuer provides notice to the Borrower by 10:00 a.m. (Chicago time) that it has made such a payment or (ii) by 12:00 Noon (Chicago time) on the next Business Day, if the L/C Issuer provides notice to the Borrower after 10:00 a.m. (Chicago time) that it has made such a payment, in each case, in immediately available funds at the Administrative Agent’s principal office in Chicago, Illinois or such other office as the Administrative Agent may designate in writing to the Borrower (who shall thereafter cause to be distributed to the L/C Issuer such amount(s) in like funds). If the Borrower does not make any such reimbursement payment on the date due and the Participating Lenders fund their participations therein in the manner set forth in Section 1.2(e) below, then all payments thereafter received by the Administrative Agent in discharge of any of the relevant Reimbursement Obligations shall be distributed in accordance with Section 1.2(e) below.
     (d) Obligations Absolute. Subject to the further provisions of this clause (d), the Borrower’s obligation to reimburse L/C Obligations as provided in subsection (c) of this Section shall be absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement and the relevant Application under any and all circumstances whatsoever and irrespective of (i) any lack of validity or enforceability of any Letter of Credit or this Agreement, or any term or provision therein, (ii) any draft or other document presented under a Letter of Credit proving to be forged, fraudulent or invalid in any respect or any statement therein being untrue or inaccurate in any respect, (iii) payment by the L/C Issuer under a Letter of Credit against presentation of a draft or other document that does not strictly comply with the terms of such Letter of Credit, or (iv) any other event or circumstance whatsoever, whether or not similar to any of the foregoing, that might, but for the provisions of this Section, constitute a legal or equitable discharge of, or provide a right of setoff against, the Borrower’s obligations hereunder. None of the Administrative Agent, the Lenders, or the L/C Issuer shall have any liability or responsibility by reason of or in connection with the issuance or transfer of any Letter of Credit or any payment or failure to make any payment thereunder (irrespective of any of the circumstances referred to in the preceding sentence), or any error, omission, interruption, loss or delay in transmission or delivery of any draft, notice or other communication under or relating to any Letter of Credit (including any document required to make a drawing thereunder), any error in interpretation of technical terms or any consequence arising from causes beyond the control of the L/C Issuer; provided that the foregoing shall not be construed to excuse the L/C Issuer from liability to the Borrower to the extent of any direct damages (as opposed to consequential damages, claims in respect of which are hereby waived by the Borrower to the extent permitted by applicable law) suffered by the Borrower that are caused by the L/C Issuer’s failure to exercise care when determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof. The parties hereto expressly agree that, in the absence of gross negligence or willful misconduct on the part of the L/C Issuer (as finally determined by a court of competent jurisdiction), the L/C Issuer shall be deemed to have exercised care in each such determination. In furtherance of the foregoing and without limiting the generality thereof, the parties agree that, with respect to documents presented which appear on their face to be in substantial compliance with the terms of a Letter of Credit, the L/C Issuer may, in its sole discretion, either accept and make payment upon such documents without responsibility for further investigation, regardless of any notice or information to the contrary, or refuse to accept and make payment upon such documents if such documents are not in strict compliance with the terms of such Letter of Credit.
     (e) The Participating Interests. Each U.S. Lender (other than the U.S. Lender then acting as L/C Issuer in issuing Letters of Credit), by its acceptance hereof, severally agrees to purchase from the L/C Issuer, and the L/C Issuer hereby agrees to sell to each such Lender (a “Participating Lender”), an undivided percentage participating interest (a “Participating Interest”), to the extent of its Revolver Percentage, in each Letter of Credit issued by, and each Reimbursement Obligation owed to, the L/C Issuer. Upon any failure by the Borrower to pay any Reimbursement Obligation at the time required on the date the related drawing is to be paid, as set forth in Section 1.2(c) above, or if the L/C Issuer is required at any time to return to the Borrower or to a trustee, receiver, liquidator, custodian or other Person any portion of any payment of any Reimbursement Obligation, each Participating Lender shall, not later than the Business Day it receives a certificate in the form of Exhibit A hereto from the L/C Issuer (with a copy to the Administrative Agent) to such effect, if such certificate is received before 1:00 p.m. (Chicago time), or not later than 1:00 p.m. (Chicago time) the following Business Day, if such certificate is received after such time, pay to the Administrative Agent for the account of the L/C

Issuer an amount equal to such Participating Lender’s Revolver Percentage of such unpaid or recaptured Reimbursement Obligation together with interest on such amount accrued from the date the related payment was made by the L/C Issuer to the date of such payment by such Participating Lender at a rate per annum equal to: (i) from the date the related payment was made by the L/C Issuer to the date two (2) Business Days after payment by such Participating Lender is due hereunder, the Federal Funds Rate for each such day and (ii) from the date two (2) Business Days after the date such payment is due from such Participating Lender to the date such payment is made by such Participating Lender, the Base Rate in effect for each such day. Each such Participating Lender shall thereafter be entitled to receive its Revolver Percentage of each payment received in respect of the relevant Reimbursement Obligation and of interest paid thereon, with the L/C Issuer retaining its Revolver Percentage thereof as a Lender hereunder.
     The several obligations of the Participating Lenders to the L/C Issuer under this Section 1.2 shall be absolute, irrevocable and unconditional under any and all circumstances whatsoever and shall not be subject to any set-off, counterclaim or defense to payment (other than payment in full) which any Participating Lender may have or have had against the Borrower, the L/C Issuer, the Administrative Agent, any Lender or any other Person whatsoever. Without limiting the generality of the foregoing, such obligations shall not be affected by any Default or Event of Default or by any reduction or termination of any Commitment of any Lender, and each payment by a Participating Lender under this Section 1.2 shall be made without any offset, abatement, withholding or reduction whatsoever.
     (f) Indemnification. The Participating Lenders shall, to the extent of their respective Revolver Percentages, indemnify the L/C Issuer (to the extent not reimbursed by the Borrower) against any cost, expense (including reasonable counsel fees and disbursements), claim, demand, action, loss or liability (except such as result from the L/C Issuer’s gross negligence or willful misconduct) that the L/C Issuer may suffer or incur in connection with any Letter of Credit issued by it. The obligations of the Participating Lenders under this Section 1.2(e) and all other parts of this Section 1.2 shall survive termination of this Agreement and of all Applications, Letters of Credit, and all drafts and other documents presented in connection with drawings thereunder.
     (g) Manner of Requesting a Letter of Credit. The Borrower shall provide at least five (5) Business Days’ advance written notice to the Administrative Agent of each request for the issuance of a Letter of Credit, such notice in each case to be accompanied by an Application for such Letter of Credit properly completed and executed by the Borrower and, in the case of an extension or amendment or an increase in the amount of a Letter of Credit, a written request therefor, in a form acceptable to the Administrative Agent and the L/C Issuer, in each case, together with the fees called for by this Agreement. The Administrative Agent shall promptly notify the L/C Issuer of the Administrative Agent’s receipt of each such notice (and the L/C Issuer shall be entitled to assume that the conditions precedent to any such issuance, extension, amendment or increase have been satisfied unless notified to the contrary by the Administrative Agent or the Required Lenders) and the L/C Issuer shall promptly notify the Administrative Agent and the Lenders of the issuance of the Letter of Credit so requested.

     Section 1.3. Bankers’ Acceptances. (a) Procedures. The Borrower shall notify the Administrative Agent of any Borrowing by way of Bankers’ Acceptances in accordance with Section 1.7.
     (i) To facilitate availment of the Borrowings by way of Bankers’ Acceptances, each Canadian Borrower hereby authorizes and irrevocably appoints each Canadian Lender as its attorney to sign and endorse on its behalf (for the purpose of acceptance and purchase of Bankers’ Acceptances pursuant to this Agreement), in handwriting or by facsimile or mechanical signature as and when deemed necessary by such Canadian Lender, blank forms of Bankers’ Acceptances (with, in such Canadian Lender’s discretion, the inscription “This is a depository bill subject to the Depository Bills and Notes Act (Canada)”), (B) after the acceptance thereof by a Canadian Lender, to endorse on such Canadian Borrower’s behalf, either manually or by facsimile or mechanical signature, such Bankers’ Acceptances in favour of the applicable purchaser or endorsee thereof including, in such Canadian Lender’s discretion, such Canadian Lender or a “clearing house” (as defined in the Depository Bills and Notes Act (Canada)), (C) to deliver such Bankers’ Acceptances to such purchaser or to deposit such Bankers’ Acceptances with such clearing house and (D) to comply with the procedures and requirements established from time to time by such Canadian Lender or such clearing house in respect of the delivery, transfer and collection of bankers’ acceptances and depository bills. In this respect, it is each Canadian Lender’s responsibility to maintain an adequate supply of blank forms of Bankers’ Acceptances for acceptance under this Agreement. Each Canadian Borrower recognizes and agrees that all Bankers’ Acceptances signed and/or endorsed on its behalf by a Canadian Lender shall bind such Canadian Borrower as fully and effectually as if signed in the handwriting of and duly issued by the proper signing officers of such Canadian Borrower. Each Canadian Lender is hereby authorized (for the purpose of acceptance and purchase of Bankers’ Acceptances pursuant to this Agreement) to issue such Bankers’ Acceptances endorsed in blank in such face amounts as may be determined by such Canadian Lender; provided that the aggregate amount thereof is equal to the aggregate amount of Bankers’ Acceptances required to be accepted and purchased by such Canadian Lender. No Canadian Lender shall be liable for any damage, loss or other claim arising by reason of any loss or improper use of any such instrument except the gross negligence or willful misconduct of such Canadian Lender or its officers, employees, agents or representatives. On request by a Canadian Borrower, a Canadian Lender shall cancel all forms of Bankers’ Acceptances which have been pre-signed or pre-endorsed by or on behalf of such Canadian Borrower and which are held by such Canadian Lender and have not yet been issued in accordance herewith. Each Canadian Lender shall maintain a record with respect to Bankers’ Acceptances held by it in blank hereunder, voided by it for any reason, accepted and purchased by it hereunder, and cancelled at their respective maturities. Each Canadian Lender agrees to provide such records to the applicable Canadian Borrower at such Canadian Borrower’s expense upon request. The records of each Canadian Lender and such clearing houses shall, in the absence of manifest error, be conclusively binding on the Canadian Borrowers.

     (ii) Bankers’ Acceptances shall be signed by a duly authorized officer or officers of the applicable Canadian Borrower or by its attorneys, including its attorneys appointed pursuant to Section 1.3(a)(i) above. Notwithstanding that any person whose signature appears on any Bankers’ Acceptance as a signatory for a Canadian Borrower may no longer be an authorized signatory for such Canadian Borrower at the date of issuance of a Bankers’ Acceptance, such signature shall nevertheless be valid and sufficient for all purposes as if such authority had remained in force at the time of such issuance, and any such Bankers’ Acceptance so signed shall be binding on such Canadian Borrower.
     (iii) Promptly following receipt of a Notice of Borrowing or Notice of Continuation/Conversion in respect of a Borrowing by a Canadian Borrower by way of Bankers’ Acceptances, the Administrative Agent shall advise the Canadian Lenders of the contents thereof and shall advise each Canadian Lender of the aggregate face amount of Bankers’ Acceptances to be accepted by it, the terms thereof, and the BA Discount Proceeds in respect thereof. The aggregate face amount of Bankers’ Acceptances to be accepted by a Canadian Lender in respect of any Borrowing by way of Bankers’ Acceptances shall be equal to such Canadian Lender’s Canadian Revolver Percentage of the aggregate face amount of all Bankers’ Acceptances to be accepted pursuant to such Borrowing, except that if the face amount of a Bankers’ Acceptances which would otherwise be accepted by a Canadian Lender would not be CAN$100,000 or a larger multiple thereof, such face amount shall be increased or reduced by the Administrative Agent in its discretion to the nearest multiple of CAN$100,000.
     (iv) Each Bankers’ Acceptance to be accepted by a Canadian Lender shall be accepted at its Canadian Lending Office.
     (v) On the date of each issuance of Bankers’ Acceptances in accordance with this Section 1.3, each Canadian Lender shall purchase from the applicable Canadian Borrower each Bankers’ Acceptance accepted by it for a purchase price equal to the applicable BA Discount Proceeds determined on the basis of the Applicable BA Discount Rate, and (except to the extent such BA Discount Proceeds are being applied to repay maturing Bankers’ Acceptances in accordance with Section 1.3(a)(ix) or Canadian Prime Rate Loans to be converted in accordance with Section 1.6) shall remit not later than 1:00 P.M. (Toronto time) in immediately available funds to the Administrative Agent for the account of such Canadian Borrower the BA Discount Proceeds so determined less the Acceptance Fee payable by such Canadian Borrower to such Lender under Section 1.3(c) in respect of such Bankers’ Acceptances. Unless the Administrative Agent determines that any applicable condition specified in Section 7 has not been satisfied, the Administrative Agent will make the funds so received from the Canadian Lenders available to the applicable Canadian Borrower.
     (vi) Unless the Administrative Agent shall have received notice from a Canadian Lender prior to the date of any acceptance of any Bankers’ Acceptance to be accepted by such Canadian Lender that such Lender will not make available to the Administrative Agent the BA Discount Proceeds (less the applicable Acceptance Fees) to be remitted by such Canadian Lender pursuant to clause (vi) above, the Administrative Agent may assume that such Canadian Lender has made such amount available to the Administrative Agent on the date of such acceptance in accordance with clause (vi) above and the Administrative Agent may, in reliance upon such assumption, make available to the applicable Canadian Borrower on such date a corresponding amount. If and to the extent that such Canadian Lender shall not have so made such amount available to the Administrative Agent, such Canadian Lender and the applicable Canadian Borrower severally agree to repay to the Administrative Agent forthwith on demand such corresponding amount together with interest thereon, for each day from the date such amount is made available to such Canadian Borrower until the date such amount is repaid to the Administrative Agent, at (i) if such amount is repaid by such Canadian Borrower, a rate per annum equal to the sum of the Applicable BA Discount Rate and the Applicable Margin applicable to the applicable Bankers’ Acceptances (or, if higher, the rate determined by the Administrative Agent to be its cost of funds (which determination shall be conclusive absent manifest error)) and (ii) if such amount is repaid by such Canadian Lender, the rate determined by the Administrative Agent to be its cost of funds (which determination shall be conclusive absent manifest error). If such Canadian Lender shall repay to the Administrative Agent such corresponding amount, such amount so repaid shall constitute such Lender’s payment of the purchase price for the applicable Bankers’ Acceptances for purposes of this Agreement.
     (vii) Each Canadian Lender may at any time and from time to time hold, sell, rediscount or otherwise dispose of any or all Bankers’ Acceptances accepted and purchased by it (it being understood that no holder thereof shall have any rights or obligations hereunder or under any of the other Loan Documents (other than its Bankers’ Acceptances) unless any such holder is a Lender or becomes an assignee of a Lender and complies with Section 13.12).
     (viii) Each Canadian Borrower waives presentment for payment and any other defense to payment of any amounts then due to a Canadian Lender in respect of a Bankers’ Acceptance accepted by it pursuant to this Agreement which might exist solely by reason of such Bankers’ Acceptance being held, at the maturity thereof, by such Canadian Lender in its own right, and each Canadian Borrower agrees not to claim any days of grace for the payment at maturity of Bankers’ Acceptances (including Acceptance Notes).
     (ix) At or before 10:00 a.m. (Toronto time) one Business Day before the BA Maturity Date of any Bankers’ Acceptances, the Borrower shall give to the Administrative Agent a Notice of Conversion which notice shall specify either that a Canadian Borrower intends to repay the maturing Bankers’ Acceptances on the applicable BA Maturity Date or that a Canadian Borrower intends to issue new Bankers’ Acceptances on the applicable BA Maturity Date to provide for the payment of the maturing Bankers’ Acceptances. If the Borrower fails to provide such notice to the Administrative Agent or the applicable Canadian Borrower fails to repay the maturing Bankers’ Acceptances on the applicable BA Maturity Date, or if an Event of Default has occurred and is continuing on such BA Maturity Date, the applicable Canadian

Borrower’s obligations in respect of the maturing Bankers’ Acceptances shall be deemed to have been converted on the BA Maturity Date thereof into a Canadian Prime Rate Loan in a principal amount equal to the full face amount of the maturing Bankers’ Acceptance. On the BA Maturity Date of any Bankers’ Acceptance being repaid by means of the issuance of new Bankers’ Acceptances pursuant to this clause (ix) the applicable Canadian Borrower shall pay to the Administrative Agent for the account of the applicable Canadian Lender an amount equal to the sum of (A) the Acceptance Fee payable in respect of such newly issued Bankers’ Acceptance and (B) the excess of the face amount of such maturing Bankers’ Acceptance over the BA Discount Proceeds in respect of such newly issued Bankers’ Acceptance.
     (b) Maturity. Each Bankers’ Acceptance shall mature, and the face amount thereof shall be due and payable, on the BA Maturity Date specified in such Bankers’ Acceptance. Any overdue amount of any Bankers’ Acceptance shall bear interest, payable on demand, calculated as set forth in Section 1.11. Any payment of a maturing Bankers’ Acceptance shall be made as provided in Section 3.1 (notwithstanding that a Canadian Lender or any other Person may be the holder thereof at maturity). Any such payment shall be made by deposit as provided in Section 3.1 and shall satisfy the applicable Canadian Borrower’s obligations under the maturing Bankers’ Acceptance to which it relates, and the Canadian Lender accepting and purchasing the applicable Bankers’ Acceptance shall thereafter be solely responsible for the payment of such Bankers’ Acceptance.
     (c) Acceptance Fee. An Acceptance Fee shall be payable by the applicable Canadian Borrower to each Canadian Lender in advance (in the manner specified under this Agreement) upon the issuance of a Bankers’ Acceptance to be accepted by such Canadian Lender, calculated at the rate per annum equal to the Applicable Margin, such Acceptance Fee to be calculated on the face amount of such Bankers’ Acceptance and to be computed on the basis of the number of days in the term of such Bankers’ Acceptance.
     (d) Acceptance Notes. (i) It is understood that from time to time certain Canadian Lenders may not be authorized to or may, as a matter of general corporate policy, elect not to accept Bankers’ Acceptances (each, an “Acceptance Note Lender”); accordingly, any Acceptance Note Lender may instead purchase Acceptance Notes of the Canadian Borrowers in accordance with the provisions of this Section 1.3(d) in lieu of accepting and purchasing Bankers’ Acceptances for its account.
     (i) In connection with any request by a Canadian Borrower for the creation of Bankers’ Acceptances, such Canadian Borrower shall deliver to each Acceptance Note Lender non-interest bearing promissory notes (each, an “Acceptance Note”) of such Canadian Borrower, substantially in the form of Exhibit D-4, having the same maturity as the Bankers’ Acceptances to be created and in an aggregate principal amount equal to the face amount of the Bankers’ Acceptances that would otherwise have been required to be accepted by such Acceptance Note Lender. Each Acceptance Note Lender hereby agrees to purchase Acceptance Notes from the Canadian Borrowers at the Applicable BA Discount Rate which would have been applicable if a Bankers’ Acceptance had been accepted by it (less any Acceptance Fee which would have been paid pursuant to Section

1.3(c) if such Acceptance Note Lender had accepted and purchased a Bankers’ Acceptance), and such Acceptance Notes shall be governed by the provisions of this Section 1.3 as if they were Bankers’ Acceptances.
     (e) Depository Bills and Notes Act. At the option of any Canadian Lender, Bankers’ Acceptances under this Agreement to be accepted and purchased by such Canadian Lender may be issued in the form of depository bills for deposit with The Canadian Depository for Securities Limited pursuant to the Depository Bills and Notes Act (Canada). All depository bills so issued shall be governed by the provisions of this Section 1.3.
     (f) Circumstances Making Bankers’ Acceptances Unavailable. If the Administrative Agent or any group of Canadian Lenders having 50% or more of the Canadian Revolving Credit Commitments determines in good faith, which determination shall be final, conclusive and binding upon the Canadian Borrowers, and notifies the Borrower that, by reason of circumstances affecting the money market there is no market for Bankers’ Acceptances or the demand for Bankers’ Acceptances is insufficient to allow the sale or trading of the Bankers’ Acceptances created hereunder, then:
     (i) the right of the Canadian Borrowers to request the acceptance and purchase of Bankers’ Acceptances shall be suspended until the Administrative Agent or a group of Canadian Lenders having 50% or more of the Canadian Revolving Credit Commitments determines that the circumstances causing such suspension no longer exist and the Administrative Agent so notifies the Borrower; and
     (ii) any Notice of Borrowing or Notice of Continuation/Conversion in respect of a Bankers’ Acceptance which is outstanding shall be cancelled and such notice shall (at the option of the applicable Canadian Borrower) be deemed to be a request for a Borrowing of or conversion to a Canadian Prime Rate Loan in principal amount equal to the BA Discount Proceeds that would have been payable in respect of the requested Bankers’ Acceptance less the Acceptance Fee that would have been payable in respect thereof.
The Administrative Agent shall promptly notify the Borrower of the suspension of the Canadian Borrowers’ right to request acceptance and purchase of Bankers’ Acceptances and of the termination of any such suspension.
     Section 1.4. Canadian Letters of Credit. (a) General Terms. Subject to the terms and conditions hereof, as part of the Canadian Revolving Credit, the Canadian L/C Issuer shall issue standby letters of credit (each a “Canadian Letter of Credit”) for a Canadian Borrower’s account in an aggregate undrawn face amount up to the amount of the Canadian L/C Sublimit, provided that the aggregate Canadian L/C Obligations at any time outstanding shall not exceed the difference between the Canadian Revolving Credit Commitments in effect at such time and the aggregate principal amount of Canadian Revolving Loans then outstanding. Each Canadian Letter of Credit shall be issued by the Canadian L/C Issuer, but each Canadian Lender shall be obligated to reimburse the Canadian L/C Issuer for such Canadian Lender’s Canadian Revolver Percentage of the amount of each drawing thereunder and, accordingly, each Canadian Letter of

Credit shall constitute usage of the Canadian Revolving Credit Commitment of each Canadian Lender pro rata in an amount equal to its Canadian Revolver Percentage of the Canadian L/C Obligations then outstanding.
     (b) Applications. At any time before the Revolving Credit Termination Date, the Canadian L/C Issuer shall, at the request of a Canadian Borrower, issue one or more Letters of Credit in Canadian Dollars or U.S. Dollars, in a form satisfactory to the Canadian L/C Issuer, with expiration dates no later than the earlier of 12 months from the date of issuance (or which are cancelable not later than 12 months from the date of issuance and each renewal) or thirty (30) days prior to the Revolving Credit Termination Date, in an aggregate face amount as set forth above, upon the receipt of an application duly executed by such Canadian Borrower for the relevant Canadian Letter of Credit in the form then customarily prescribed by the Canadian L/C Issuer for the Canadian Letter of Credit requested (each an “Application”). Notwithstanding anything contained in any Application to the contrary: (i) the applicable Canadian Borrower shall pay fees in connection with each Canadian Letter of Credit as set forth in Section 2.1 hereof, (ii) except as otherwise provided in Section 1.10 or Section 1.18 hereof, before the acceleration of the Obligations pursuant to Section 9.2 or 9.3 hereof, the Canadian L/C Issuer will not call for the funding by the applicable Canadian Borrower of any amount under a Canadian Letter of Credit before being presented with a drawing thereunder, and (iii) if the Canadian L/C Issuer is not timely reimbursed for the amount of any drawing under a Canadian Letter of Credit on the date such drawing is paid, the applicable Canadian Borrower’s obligation to reimburse the Canadian L/C Issuer for the amount of such drawing shall bear interest (which the applicable Canadian Borrower hereby promises to pay) from and after the date such drawing is paid at a rate per annum (x) if such Letter of Credit is denominated in Canadian Dollars, equal to the sum of 2% plus the Applicable Margin plus the Canadian Base Rate from time to time in effect (computed on the basis of a year of 365 or 366 days, as the case may be, and the actual number of days elapsed) and (y) if such Letter of Credit is denominated in U.S. Dollars, equal to the sum of 2% plus the Applicable Margin plus the Base Rate from time to time in effect (computed on the basis of a year of 365 or 366 days, as the case may be, and the actual number of days elapsed). If the Canadian L/C Issuer issues any Canadian Letter of Credit with an expiration date that is automatically extended unless the Canadian L/C Issuer gives notice that the expiration date will not so extend beyond its then scheduled expiration date, unless the Administrative Agent or the Required Lenders instruct the Canadian L/C Issuer otherwise, the Canadian L/C Issuer will give such notice of non-renewal before the time necessary to prevent such automatic extension if before such required notice date: (i) the expiration date of such Canadian Letter of Credit if so extended would be after the date occurring thirty (30) days prior to the Revolving Credit Termination Date, (ii) the Canadian Revolving Credit Commitments have been terminated, or (iii) an Event of Default exists and either the Administrative Agent or the Required Lenders (with notice to the Administrative Agent) have given the Canadian L/C Issuer instructions not to so permit the extension of the expiration date of such Canadian Letter of Credit. The Canadian L/C Issuer agrees to issue amendments to the Canadian Letter(s) of Credit increasing the amount, or extending the expiration date, thereof at the request of the applicable Canadian Borrower subject to the conditions of Section 7 hereof and the other terms of this Section 1.4. Notwithstanding anything contained herein to the contrary, the Canadian L/C Issuer shall be under no obligation to issue, extend or amend any Letter of Credit if a default of any Canadian Lender’s obligations to fund under Section 1.4(c) exists or any Canadian Lender is at such time a Defaulting Lender hereunder, unless the Canadian L/C Issuer has entered into arrangements with the Borrower or such Canadian Lender satisfactory to the Canadian L/C Issuer to eliminate the Canadian L/C Issuer’s risk with respect to such Lender.
     (c) The Canadian Reimbursement Obligations. Subject to Section 1.4(b) hereof, the obligation of the Canadian Borrowers to reimburse the Canadian L/C Issuer for all drawings under a Canadian Letter of Credit (a “Canadian Reimbursement Obligation”) shall be governed by the Application related to such Canadian Letter of Credit, except that reimbursement shall be made by no later than 12:00 Noon (Toronto time) (i) on the date when each drawing is paid, if the Canadian L/C Issuer provides notice to the applicable Canadian Borrower by 10:00 a.m. (Toronto time) that it has made such a payment or (ii) by 12:00 Noon (Toronto time) on the next Business Day, if the Canadian L/C Issuer provides notice to the applicable Canadian Borrower after 10:00 a.m. (Toronto time) that it has made such a payment, in each case, in immediately available funds at such office as the Administrative Agent may designate in writing to the applicable Canadian Borrower (who shall thereafter cause to be distributed to the Canadian L/C Issuer such amount(s) in like funds). If the applicable Canadian Borrower does not make any such reimbursement payment on the date due and the Participating Lenders fund their participations therein in the manner set forth in Section 1.4(e) below, then all payments thereafter received by the Administrative Agent in discharge of any of the relevant Canadian Reimbursement Obligations shall be distributed in accordance with Section 1.4(e) below.
     (d) Obligations Absolute. Subject to the further provisions of this clause (d), the Canadian Borrowers’ obligation to reimburse Canadian L/C Obligations as provided in subsection (c) of this Section shall be absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement and the relevant Application under any and all circumstances whatsoever and irrespective of (i) any lack of validity or enforceability of any Canadian Letter of Credit or this Agreement, or any term or provision therein, (ii) any draft or other document presented under a Canadian Letter of Credit proving to be forged, fraudulent or invalid in any respect or any statement therein being untrue or inaccurate in any respect, (iii) payment by the Canadian L/C Issuer under a Letter of Credit against presentation of a draft or other document that does not strictly comply with the terms of such Canadian Letter of Credit, or (iv) any other event or circumstance whatsoever, whether or not similar to any of the foregoing, that might, but for the provisions of this Section, constitute a legal or equitable discharge of, or provide a right of setoff against, such Canadian Borrower’s obligations hereunder. None of the Administrative Agent, the Canadian Lenders, or the Canadian L/C Issuer shall have any liability or responsibility by reason of or in connection with the issuance or transfer of any Canadian Letter of Credit or any payment or failure to make any payment thereunder (irrespective of any of the circumstances referred to in the preceding sentence), or any error, omission, interruption, loss or delay in transmission or delivery of any draft, notice or other communication under or relating to any Canadian Letter of Credit (including any document required to make a drawing thereunder), any error in interpretation of technical terms or any consequence arising from causes beyond the control of the Canadian L/C Issuer; provided that the foregoing shall not be construed to excuse the Canadian L/C Issuer from liability to the applicable Canadian Borrower to the extent of any direct damages (as opposed to consequential damages, claims in respect of which are hereby waived by each Canadian Borrower to the extent permitted by applicable law) suffered by such Canadian

Borrower that are caused by the Canadian L/C Issuer’s failure to exercise care when determining whether drafts and other documents presented under a Canadian Letter of Credit comply with the terms thereof. The parties hereto expressly agree that, in the absence of gross negligence or willful misconduct on the part of the Canadian L/C Issuer (as finally determined by a court of competent jurisdiction), the Canadian L/C Issuer shall be deemed to have exercised care in each such determination. In furtherance of the foregoing and without limiting the generality thereof, the parties agree that, with respect to documents presented which appear on their face to be in substantial compliance with the terms of a Canadian Letter of Credit, the Canadian L/C Issuer may, in its sole discretion, either accept and make payment upon such documents without responsibility for further investigation, regardless of any notice or information to the contrary, or refuse to accept and make payment upon such documents if such documents are not in strict compliance with the terms of such Canadian Letter of Credit.
     (e) The Participating Interests. Each Canadian Lender (other than the Canadian Lender then acting as Canadian L/C Issuer in issuing Canadian Letters of Credit), by its acceptance hereof, severally agrees to purchase from the Canadian L/C Issuer, and the Canadian L/C Issuer hereby agrees to sell to each such Canadian Lender (a “Participating Lender”), an undivided percentage participating interest (a “Participating Interest”), to the extent of its Canadian Revolver Percentage, in each Canadian Letter of Credit issued by, and each Canadian Reimbursement Obligation owed to, the Canadian L/C Issuer. Upon any failure by a Canadian Borrower to pay any Canadian Reimbursement Obligation at the time required on the date the related drawing is to be paid, as set forth in Section 1.4(c) above, or if the Canadian L/C Issuer is required at any time to return to a Canadian Borrower or to a trustee, receiver, liquidator, custodian or other Person any portion of any payment of any Canadian Reimbursement Obligation, each Participating Lender shall, not later than the Business Day it receives a certificate in the form of Exhibit A hereto from the Canadian L/C Issuer (with a copy to the Administrative Agent) to such effect, if such certificate is received before 1:00 p.m. (Toronto time), or not later than 1:00 p.m. (Toronto time) the following Business Day, if such certificate is received after such time, pay to the Administrative Agent for the account of the Canadian L/C Issuer an amount equal to such Participating Lender’s Canadian Revolver Percentage of such unpaid or recaptured Canadian Reimbursement Obligation together with interest on such amount accrued from the date the related payment was made by the Canadian L/C Issuer to the date of such payment by such Participating Lender at a rate per annum equal to: (i) from the date the related payment was made by the Canadian L/C Issuer to the date two (2) Business Days after payment by such Participating Lender is due hereunder, (x) if such Letter of Credit is denominated in Canadian Dollars, the Canadian L/C Issuer’s cost of funds for each such day and (y) if such Letter of Credit is denominated in U.S. Dollars, the Federal Funds Rate for each day and (ii) from the date two (2) Business Days after the date such payment is due from such Participating Lender to the date such payment is made by such Participating Lender, (x) if such Letter of Credit is denominated in Canadian Dollars, the Canadian Base Rate in effect for each such day and (y) if such Letter of Credit is denominated in U.S. Dollars, the Base Rate in effect for each such day. Each such Participating Lender shall thereafter be entitled to receive its Canadian Revolver Percentage of each payment received in respect of the relevant Canadian Reimbursement Obligation and of interest paid thereon, with the Canadian L/C Issuer retaining its Canadian Revolver Percentage thereof as a Canadian Lender hereunder.

     The several obligations of the Participating Lenders to the Canadian L/C Issuer under this Section 1.4 shall be absolute, irrevocable and unconditional under any and all circumstances whatsoever and shall not be subject to any set-off, counterclaim or defense to payment (other than payment in full) which any Participating Lender may have or have had against the Borrower, any Canadian Borrower, the Canadian L/C Issuer, the Administrative Agent, any Lender or any other Person whatsoever. Without limiting the generality of the foregoing, such obligations shall not be affected by any Default or Event of Default or by any reduction or termination of any Commitment of any Lender, and each payment by a Participating Lender under this Section 1.4 shall be made without any offset, abatement, withholding or reduction whatsoever.
     (f) Indemnification. The Participating Lenders shall, to the extent of their respective Canadian Revolver Percentages, indemnify the Canadian L/C Issuer (to the extent not reimbursed by a Canadian Borrower) against any cost, expense (including reasonable counsel fees and disbursements), claim, demand, action, loss or liability (except such as result from the Canadian L/C Issuer’s gross negligence or willful misconduct) that the Canadian L/C Issuer may suffer or incur in connection with any Canadian Letter of Credit issued by it. The obligations of the Participating Lenders under this Section 1.4(e) and all other parts of this Section 1.4 shall survive termination of this Agreement and of all Applications, Canadian Letters of Credit, and all drafts and other documents presented in connection with drawings thereunder.
     (g) Manner of Requesting a Canadian Letter of Credit. The Borrower on behalf of the applicable Canadian Borrower shall provide at least five (5) Business Days’ advance written notice to the Administrative Agent of each request for the issuance of a Canadian Letter of Credit, such notice in each case to be accompanied by an Application for such Canadian Letter of Credit properly completed and executed by the applicable Canadian Borrower and, in the case of an extension or amendment or an increase in the amount of a Canadian Letter of Credit, a written request therefor, in a form acceptable to the Administrative Agent and the Canadian L/C Issuer, in each case, together with the fees called for by this Agreement. The Administrative Agent shall promptly notify the Canadian L/C Issuer of the Administrative Agent’s receipt of each such notice (and the Canadian L/C Issuer shall be entitled to assume that the conditions precedent to any such issuance, extension, amendment or increase have been satisfied unless notified to the contrary by the Administrative Agent or the Required Lenders) and the Canadian L/C Issuer shall promptly notify the Administrative Agent and the Lenders of the issuance of the Canadian Letter of Credit so requested.
     Section 1.5. Applicable Interest Rates. (a) Base Rate Loans. Each Base Rate Loan shall bear interest during each Interest Period it is outstanding (computed on the basis of a year of 365 or 366 days, as the case may be, and the actual days elapsed) on the unpaid principal amount thereof from the date such Loan is advanced, continued or created by conversion from a Eurodollar Loan until maturity (whether by acceleration or otherwise) at a rate per annum equal to the sum of the Applicable Margin plus the Base Rate from time to time in effect, payable on the last day of its Interest Period and at maturity (whether by acceleration or otherwise).
     “Base Rate” means for any day the greatest of: (i) the rate of interest announced by the Administrative Agent from time to time as its prime commercial rate as in effect on such day,

with any change in the Base Rate resulting from a change in said prime commercial rate to be effective as of the date of the relevant change in said prime commercial rate (it being acknowledged and agreed that such rate may not be the Administrative Agent’s best or lowest rate), (ii) the sum of (x) the rate determined by the Administrative Agent to be the average (rounded upward, if necessary, to the next higher 1/100 of 1%) of the rates per annum quoted to the Administrative Agent at approximately 10:00 a.m. (Chicago time) (or as soon thereafter as is practicable) on such day (or, if such day is not a Business Day, on the immediately preceding Business Day) by two or more Federal funds brokers selected by the Administrative Agent for sale to the Administrative Agent at face value of Federal funds in the secondary market in an amount equal or comparable to the principal amount owed to the Administrative Agent for which such rate is being determined, plus (y) 1/2 of 1%, and (iii) the LIBOR Quoted Rate for such day plus 1.25%. As used herein, the term “LIBOR Quoted Rate” means, for any day, the rate per annum equal to the quotient of (i) the rate per annum (rounded upwards, if necessary, to the next higher one hundred-thousandth of a percentage point) for deposits in U.S. Dollars for a one-month interest period which appears on the LIBOR01 Page as of 11:00 a.m. (London, England time) on such day (or, if such day is not a Business Day, on the immediately preceding Business Day) divided by (ii) one (1) minus the Eurodollar Reserve Percentage.
     (b) Eurodollar Loans. Each Eurodollar Loan made or maintained by a Lender shall bear interest during each Interest Period it is outstanding (computed on the basis of a year of 360 days and actual days elapsed) on the unpaid principal amount thereof from the date such Loan is advanced, continued or created by conversion from a Base Rate Loan until maturity (whether by acceleration or otherwise) at a rate per annum equal to the sum of the Applicable Margin plus the Adjusted LIBOR applicable for such Interest Period, payable on the last day of the Interest Period and at maturity (whether by acceleration or otherwise), and, if the applicable Interest Period is longer than three months, on each day occurring every three months after the commencement of such Interest Period.
     “Adjusted LIBOR” means, for any Borrowing of Eurodollar Loans, a rate per annum determined in accordance with the following formula:

Adjusted LIBOR	=	LIBOR 1 — Eurodollar Reserve Percentage
     “Eurodollar Reserve Percentage” means the daily average for the applicable Interest Period of the maximum rate, expressed as a decimal, at which reserves (including, without limitation, any supplemental, marginal and emergency reserves) are imposed during such Interest Period by the Board of Governors of the Federal Reserve System (or any successor) on “eurocurrency liabilities”, as defined in such Board’s Regulation D (or any successor) (or in respect of any other category of liabilities that includes deposits by reference to which the interest rate on the relevant Loans is determined or any category of extensions of credit or other assets that include loans by non-United States offices of any Lender to United States residents), subject to any amendments of such reserve requirement by such Board or its successor, taking into account any transitional adjustments thereto. For purposes of this definition, the relevant Loans shall be deemed to be “eurocurrency liabilities” as defined in Regulation D without benefit or credit for any prorations, exemptions or offsets under Regulation D. The Eurodollar

Reserve Percentage shall be adjusted automatically on and as of the effective date of any change in any such reserve percentage.
     “LIBOR” means, for an Interest Period for a Borrowing of Eurodollar Loans, (a) the LIBOR Index Rate for such Interest Period, if such rate is available, and (b) if the LIBOR Index Rate cannot be determined, the arithmetic average of the rates of interest per annum (rounded upwards, if necessary, to the nearest 1/100 of 1%) at which deposits in U.S. Dollars in immediately available funds are offered to the Administrative Agent at 11:00 a.m. (London, England time) two (2) Business Days before the beginning of such Interest Period by three (3) or more major banks in the interbank eurodollar market selected by the Administrative Agent for delivery on the first day of and for a period equal to such Interest Period and in an amount equal or comparable to the principal amount of the Eurodollar Loan scheduled to be made as part of such Borrowing.
     “LIBOR Index Rate” means, for any Interest Period, the rate per annum (rounded upwards, if necessary, to the next higher one hundred-thousandth of a percentage point) for deposits in U.S. Dollars for a period equal to such Interest Period, which appears on the LIBOR01 Page as of 11:00 a.m. (London, England time) on the day two (2) Business Days before the commencement of such Interest Period.
     “LIBOR01 Page” means the display designated as “LIBOR01 Page” on the Reuters Service (or such other page as may replace the LIBOR01 Page on that service or such other service as may be nominated by the British Bankers’ Association as the information vendor for the purpose of displaying British Bankers’ Association Interest Settlement Rates for U.S. Dollar deposits).
     (c) Canadian Prime Rate Loans. Each Canadian Prime Rate Loan shall bear interest on the outstanding principal amount thereof, for each day from the date such Loan is made until it becomes due, at a rate per annum equal to the sum of the Applicable Margin for such day plus the Canadian Base Rate for such day. Such interest shall be payable on the last day of its Interest Period and, with respect to the principal amount of any Canadian Prime Rate Loan converted to a borrowing by way of Bankers’ Acceptances, on the date such Canadian Prime Rate Loan is so converted.
     (d) Rate Determinations. The Administrative Agent shall determine each interest rate applicable to the Loans and the Reimbursement Obligations hereunder, and its determination thereof shall be conclusive and binding except in the case of manifest error. The U.S. Dollar Equivalent of each Loan denominated in Canadian Dollars shall be determined or redetermined, as applicable, effective as of the last day of each month.
     Section 1.6. Minimum Borrowing Amounts; Maximum Eurodollar Loans. Each Borrowing of Base Rate Loans advanced under a Credit shall be in an amount not less than $250,000. Each Borrowing of Canadian Prime Rate Loans advanced under a Credit shall be in an amount not less than CAN$100,000. Each Borrowing of Eurodollar Loans advanced, continued or converted under a Credit shall be in an amount equal to $1,000,000 or such greater amount which is an integral multiple of $500,000. Without the Administrative Agent’s consent, there shall not be more than eight Borrowings of Eurodollar Loans hereunder or eight Borrowings of Bankers’ Acceptances hereunder at any one time outstanding.
     Section 1.7. Manner of Borrowing Loans and Designating Applicable Interest Rates. (a) Notice to the Administrative Agent. The Borrower, for itself and on behalf of a Canadian Borrower, as applicable, shall give notice to the Administrative Agent by no later than 10:00 a.m. (Chicago time): (i) at least three (3) Business Days before the date on which the Borrower requests a Borrowing of Eurodollar Loans, (ii) on the date the Borrower or a Canadian Borrower requests a Borrowing of Base Rate Loans or a Canadian Prime Rate Loans, as applicable and (iii) one Business Day before a Borrowing by way of Bankers’ Acceptances. The Loans included in each Borrowing shall bear interest initially at the type of rate specified in such notice of a new Borrowing. Thereafter, subject to the terms and conditions hereof the Borrower or a Canadian Borrower, as applicable, may from time to time elect to change or continue the type of interest rate borne by each Borrowing or, subject to the minimum amount requirement for each outstanding Borrowing contained in Section 1.6, a portion thereof, as follows: (i) if such Borrowing is of Eurodollar Loans, on the last day of the Interest Period applicable thereto, the Borrower may continue part or all of such Borrowing as Eurodollar Loans or convert part or all of such Borrowing into Base Rate Loans, (ii) if such Borrowing is of Base Rate Loans, on any Business Day, the Borrower may convert all or part of such Borrowing into Eurodollar Loans for an Interest Period or Interest Periods specified by the Borrower, or (iii) if such Borrowing is of Canadian Prime Rate Loans, on any Business Day, a Canadian Borrower may convert all or part of such Borrowing to Loans by way of Bankers’ Acceptances. The Borrower, for itself and on behalf of a Canadian Borrower, as applicable, shall give all such notices requesting the advance, continuation or conversion of a Borrowing to the Administrative Agent by telephone, telecopy or other telecommunication device acceptable to the Administrative Agent (which notice shall be irrevocable once given and, if by telephone, shall be promptly confirmed in writing); substantially in the form attached hereto as Exhibit B (a “Notice of Borrowing”) or Exhibit C (a “Notice of Continuation/Conversion”), as applicable, or in such other form acceptable to the Administrative Agent. Notices of the continuation of a Borrowing of (i) Eurodollar Loans for an additional Interest Period or of the conversion of part or all of a Borrowing of Eurodollar Loans into Base Rate Loans or of Base Rate Loans into Eurodollar Loans must be given by no later than 10:00 a.m. (Chicago time) at least three (3) Business Days before the date of the requested continuation or conversion and (ii) Canadian Loans by way of Bankers’ Acceptance or the conversion of part or all of a Borrowing of Canadian Loans by way of Bankers’ Acceptances into Canadian Prime Rate Loans or of Canadian Prime Rate Loans into Bankers’ Acceptances must be given by no later than 10:00 a.m. (Chicago time) at least one Business Day before the date of the requested continuation or conversion. All such notices concerning the advance, continuation or conversion of a Borrowing shall specify the date of the requested advance, continuation or conversion of a Borrowing (which shall be a Business Day), the amount of the requested Borrowing to be advanced, continued or converted, the type of Loans to comprise such new, continued or converted Borrowing, if such Borrowing is to be comprised of Eurodollar Loans, the Interest Period applicable thereto and, if such Borrowing is to be comprised of Bankers’ Acceptances, the BA Maturity Date. Upon notice to the Borrower by the Administrative Agent or the Required Lenders (or, in the case of an Event of Default under Section 9.1(j) or 9.1(k) hereof without notice), no Borrowing of Eurodollar Loans or Bankers’ Acceptances shall be advanced, continued, or created by conversion if any Default or Event of Default then exists.

The Borrower and each Canadian Borrower agree that the Administrative Agent may rely on any such telephonic, telecopy or other telecommunication notice given by any person the Administrative Agent in good faith believes is an Authorized Representative without the necessity of independent investigation, and in the event any such notice by telephone conflicts with any written confirmation, such telephonic notice shall govern if the Administrative Agent has acted in reliance thereon.
     (b) Notice to the Lenders. The Administrative Agent shall give prompt telephonic, telecopy or other telecommunication notice to each applicable Lender of any notice received pursuant to Section 1.7(a) above and, if such notice requests the Lenders to make Eurodollar Loans, the Administrative Agent shall give notice to the Borrower and each Lender by like means of the interest rate applicable thereto promptly after the Administrative Agent has made such determination.
     (c) Borrower’s Failure to Notify; Automatic Continuations and Conversions. Any outstanding Borrowing of Base Rate Loans shall automatically be continued for an additional Interest Period on the last day of its then current Interest Period unless the Borrower has notified the Administrative Agent within the period required by Section 1.7(a) that the Borrower intends to convert such Borrowing, subject to Section 7.1 hereof, into a Borrowing of Eurodollar Loans or such Borrowing is prepaid in accordance with Section 1.10(a). If the Borrower fails to give notice pursuant to Section 1.7(a) above of the continuation or conversion of any outstanding principal amount of a Borrowing of Eurodollar Loans before the last day of its then current Interest Period within the period required by Section 1.7(a) or, whether or not such notice has been given, one or more of the conditions set forth in Section 7.1 for the continuation or conversion of a Borrowing of Eurodollar Loans would not be satisfied, and such Borrowing is not prepaid in accordance with Section 1.10(a), such Borrowing shall automatically be converted into a Borrowing of Base Rate Loans. In the event the Borrower fails to give notice pursuant to Section 1.7(a) above of a Borrowing equal to the amount of a Reimbursement Obligation and has not notified the Administrative Agent by 1:00 p.m. (Chicago time) on the day such Reimbursement Obligation becomes due that it intends to repay such Reimbursement Obligation through funds not borrowed under this Agreement, the Borrower shall be deemed to have requested a Borrowing of Base Rate Loans under the Revolving Credit (or, at the option of the Swing Line Lender, a Swing Loan under the Swing Line bearing interest, unless otherwise agreed by the Borrower, at the rate provided in Section 1.16(b)(i) hereof) on such day in the amount of the Reimbursement Obligation then due, which Borrowing shall be applied to pay the Reimbursement Obligation then due.
     (d) Canadian Borrower’s Failure to Notify; Automatic Continuations and Conversions. Any outstanding Borrowing of Canadian Prime Rate Loans shall automatically be continued for an additional Interest Period on the last day of its then current Interest Period unless the Borrower has notified the Administrative Agent within the period required by Section 1.7(a) that the applicable Canadian Borrower intends to convert such Borrowing, subject to Section 7.1 hereof, into a Borrowing by way of Bankers’ Acceptance or such Borrowing is prepaid in accordance with Section 1.10(a). If the applicable Canadian Borrower fails to give notice pursuant to Section 1.7(a) above of the continuation or conversion of any outstanding principal amount of a Borrowing by way of Bankers’ Acceptances before the last day of its then current

BA Maturity Date within the period required by Section 1.7(a) or, whether or not such notice has been given, one or more of the conditions set forth in Section 7.1 for the continuation or conversion of a Borrowing by way of Bankers’ Acceptances would not be satisfied, and such Borrowing is not prepaid in accordance with Section 1.10(a), such Borrowing shall automatically be converted into a Borrowing of Canadian Prime Rate Loans on its then current BA Maturity Date. In the event the applicable Canadian Borrower fails to give notice pursuant to Section 1.7(a) above of a Borrowing equal to the amount of a Canadian Reimbursement Obligation and has not notified the Administrative Agent by 1:00 p.m. (Toronto time) on the day such Canadian Reimbursement Obligation becomes due that it intends to repay such Canadian Reimbursement Obligation through funds not borrowed under this Agreement, the applicable Canadian Borrower shall be deemed to have requested a Borrowing of Canadian Prime Rate Loans under the Canadian Revolving Credit on such day in the amount of the Canadian Reimbursement Obligation then due, which Borrowing shall be applied to pay the Canadian Reimbursement Obligation then due.
     (e) Disbursement of Loans. Not later than 1:00 p.m. (Chicago time) on the date of any requested advance of a new Borrowing, subject to Section 7 hereof, each Lender shall make available its Loan comprising part of such Borrowing in funds immediately available at the principal office of the Administrative Agent in Chicago, Illinois or, if such Borrowing is to be made to a Canadian Borrower, not later than 1:00 p.m. (Toronto time) on the date of any requested advance of a new Borrowing at such office in Canada as the Administrative Agent shall have previously specified in a notice to each Canadian Lender. The Administrative Agent shall make the proceeds of each new Borrowing available to the Borrower at the Administrative Agent’s principal office in Chicago, Illinois (or by wire transfer of funds pursuant to the Borrower’s written instructions to the Administrative Agent) or, if such Borrowing is to be made to a Canadian Borrower, at such office as the Administrative Agent has previously agreed to with such Canadian Borrower.
     (f) Administrative Agent Reliance on Lender Funding. Except with respect to Bankers’ Acceptances, which are addressed in Section 1.3(b), unless the Administrative Agent shall have been notified by a Lender prior to (or, in the case of a Borrowing of Base Rate Loans or Canadian Prime Rate Loans, by 11:00 a.m. (Chicago time) on) the date on which such Lender is scheduled to make payment to the Administrative Agent of the proceeds of a Loan (which notice shall be effective upon receipt) that such Lender does not intend to make such payment, the Administrative Agent may assume that such Lender has made such payment when due and the Administrative Agent may in reliance upon such assumption (but shall not be required to) make available to the Borrower or Canadian Borrower, as applicable, the proceeds of the Loan to be made by such Lender and, if any Lender has not in fact made such payment to the Administrative Agent, such Lender shall, on demand, pay to the Administrative Agent the amount made available to the Borrower or Canadian Borrower, as applicable, attributable to such Lender together with interest thereon in respect of each day during the period commencing on the date such amount was made available to the Borrower or Canadian Borrower, as applicable, and ending on (but excluding) the date such Lender pays such amount to the Administrative Agent at a rate per annum equal to: (i) from the date the related advance was made by the Administrative Agent to the date two (2) Business Days after payment by such Lender is due hereunder, the rate determined by the Administrative Agent to be the Federal Funds Rate, if such Loan is denominated in U.S. Dollars, or its cost of funds, if such Loan is denominated in Canadian Dollars, in each case for each such day and (ii) from the date two (2) Business Days after the date such payment is due from such Lender to the date such payment is made by such Lender, the Base Rate or Canadian Base Rate, as applicable, in effect for each such day. If such amount is not received from such Lender by the Administrative Agent immediately upon demand, the Borrower or Canadian Borrower, as applicable, will, on demand, repay to the Administrative Agent the proceeds of the Loan attributable to such Lender with interest thereon at a rate per annum equal to the interest rate applicable to the relevant Loan, but without such payment being considered a payment or prepayment of a Loan under Section 1.14 hereof so that the Borrower or Canadian Borrower, as applicable, will have no liability under such Section with respect to such payment.
     Section 1.8. Interest Periods. As provided in Section 1.7(a) and 1.16 hereof, at the time of each request to advance, continue, or create by conversion a Borrowing of Eurodollar Loans, the Borrower shall select an Interest Period applicable to such Loans from among the available options. The term “Interest Period” means the period commencing on the date a Borrowing of Loans is advanced, continued or created by conversion and ending: (a) in the case of Base Rate Loans and Canadian Prime Rate Loans, on the last day of the calendar month in which such Borrowing is advanced, continued or created by conversion (or on the last day of the following calendar month if such Loan is advanced, continued or created by conversion on the last day of a calendar month), (b) in the case of a Eurodollar Loan, 1, 2, 3, 6 or, if available to all the U.S. Lenders or Canadian Lenders, as applicable, 12 months thereafter as selected by the Borrower, and (c) in the case of Swing Loans, on the date 1 to 5 days thereafter as mutually agreed to by the Borrower and the Swing Line Lender; provided, however, that:
     (a) any Interest Period for a Borrowing of Revolving Loans, Canadian Revolving Loans or Swing Loans consisting of Base Rate Loans or Canadian Prime Rate Loans that otherwise would end after the Revolving Credit Termination Date shall end on the Revolving Credit Termination Date;
     (b) no Interest Period with respect to any portion of the Revolving Loans, Canadian Revolving Loans or Swing Loans shall extend beyond the Revolving Credit Termination Date;
     (c) whenever the last day of any Interest Period would otherwise be a day that is not a Business Day, the last day of such Interest Period shall be extended to the next succeeding Business Day, provided that, if such extension would cause the last day of an Interest Period for a Borrowing of Eurodollar Loans to occur in the following calendar month, the last day of such Interest Period shall be the immediately preceding Business Day; and
     (d) for purposes of determining an Interest Period for a Borrowing of Eurodollar Loans, a month means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month; provided, however, that if there is no numerically corresponding day in the month in which such an Interest Period is to end or if such an Interest Period begins on the last Business Day of a calendar month, then such Interest Period shall end on the last Business Day of the calendar month in which such Interest Period is to end.
     Section 1.9. Maturity of Loans. Each Revolving Loan, Canadian Revolving Loan and Swing Loan, both for principal and interest not sooner paid, shall mature and become due and payable by the Borrower or the applicable Canadian Borrower, as applicable, on the Revolving Credit Termination Date.
     Section 1.10. Prepayments. (a) Optional. The Borrower or the applicable Canadian Borrower, as applicable, shall have the privilege of prepaying without premium or penalty and in whole or in part (but, if in part, then: (i) if such Borrowing is of Base Rate Loans, in an amount not less than $500,000, (ii) if such Borrowing is of Canadian Prime Rate Loans, in an amount not less than CAN$200,000, (iii) if such Borrowing is of Eurodollar Loans, in an amount not less than $1,000,000, and (iv) in each case, in an amount such that the minimum amount required for a Borrowing pursuant to Section 1.6 hereof remains outstanding) any Borrowing of Eurodollar Loans at any time upon three (3) Business Days prior notice by the Borrower for itself and on behalf of the applicable Canadian Borrower, as the case may be, to the Administrative Agent or, in the case of a Borrowing of Base Rate Loans or Canadian Prime Rate Loans, notice delivered by the Borrower or applicable Canadian Borrower, as applicable, to the Administrative Agent no later than 10:00 a.m. (Chicago time) on the date of prepayment, such prepayment to be made by the payment of the principal amount to be prepaid and, in the case of any Eurodollar Loans, accrued interest thereon to the date fixed for prepayment plus any amounts due the Lenders under Section 1.13 hereof. Bankers’ Acceptances may not be prepaid.
     (b) Mandatory. (i) If the Borrower or any Subsidiary shall at any time or from time to time make a Disposition or shall suffer an Event of Loss resulting in Net Cash Proceeds that, when aggregated with the Net Cash Proceeds from all other such Dispositions and Events of Loss received by the Borrower and its Subsidiaries previously in such fiscal year, exceeds $10,000,000 for such fiscal year, then with respect to such Disposition or Event of Loss and with respect to any Disposition or Event of Loss the Net Proceeds of which are received subsequently in such Fiscal Year (each, an “Applicable Event”) (x) the Borrower shall promptly notify the Administrative Agent of such Disposition or Event of Loss (including the amount of the Net Cash Proceeds to be received by the Borrower or such Subsidiary in respect thereof) and (y) promptly upon, and in no event later than the Business Day after, receipt by the Borrower or the Subsidiary of the Net Cash Proceeds of such Disposition or Event of Loss, the Borrower shall prepay the Loans or cause the applicable Canadian Borrower to prepay Loans in an aggregate amount equal to 100% of the amount of such Net Cash Proceeds (except for the first Applicable Event in such fiscal year, in which case the amount required to be prepaid shall be limited to the portion of such Net Cash Proceeds which caused the aggregate amount of such Net Cash Proceeds for such fiscal year to exceed $10,000,000); provided that in the case of each Applicable Event relating to a school bus or school buses, if the Borrower states in its notice of such event that the Borrower or the applicable Subsidiary intends to reinvest, within 120 days of the applicable Disposition or receipt of Net Cash Proceeds from an Event of Loss (the “Reinvestment Period”), the Net Cash Proceeds thereof in assets similar to the assets which were subject to such Disposition or Event of Loss, then so long as no Default or Event of Default then exists, the Borrower shall not be required to make a mandatory prepayment under this Section in respect of such Net Cash Proceeds to the extent such Net Cash Proceeds are actually reinvested in such similar assets by the end of the Reinvestment Period; provided further that to the extent the Net Cash Proceeds have not been so reinvested, the Reinvestment Period may be extended an additional period of time not to exceed 90 days upon written notice to the Administrative Agent to the extent the Borrower or the applicable Subsidiary executes a purchase contract for a school bus or school buses prior to the end of the Reinvestment Period. Promptly after the end of the Reinvestment Period (or such 90 day extension if applicable), the Borrower shall notify the Administrative Agent whether the Borrower or such Subsidiary has reinvested such Net Cash Proceeds in such similar assets, and to the extent such Net Cash Proceeds have not been so reinvested, the Borrower shall promptly prepay the Loans or cause the applicable Canadian Borrower to prepay Loans in the amount of such Net Cash Proceeds not so reinvested. The amount of each such prepayment shall be applied, except as otherwise requested by the Borrower and approved by the Administrative Agent, to the repayment of the Revolving Loans and Canadian Revolving Loans on a pro rata basis until repaid in full. All proceeds of such Disposition or Event of Loss shall be deposited with the Administrative Agent and held by it in the Collateral Account. So long as no Default or Event of Default exists, the Administrative Agent is authorized to disburse amounts representing such proceeds from the Collateral Account to or at the Borrower’s direction for application to or reimbursement for the costs of replacing, rebuilding or restoring of such Property.
     (ii) If after the Closing Date the Parent, STA Holdings, the Borrower or any Subsidiary shall issue new equity securities (whether common or preferred stock or otherwise), other than equity securities issued (i) to management or employees of any such entity, either directly or in connection with the exercise of stock options under such entity’s stock option plan, including, without limitation, STA Holding’s Equity Incentive Plan, (ii) in connection with a Permitted Acquisition, to the extent that the proceeds thereof are applied to the payment of the consideration for such Permitted Acquisition, or (iii) the proceeds of which are used to (A) repurchase Class B common stock of STA Holdings, (B) repay all or any portion of the Senior Secured Notes, or (C) repay or redeem all or any portion of the Convertible Notes, the Borrower shall promptly notify the Administrative Agent of the estimated Net Cash Proceeds of such issuance to be received by or for the account of the Borrower or such Subsidiary in respect thereof. Promptly upon, and in no event later than the Business Day after, receipt by the Borrower or such Subsidiary of Net Cash Proceeds of such issuance, the Borrower shall prepay the Loans or cause the applicable Canadian Borrower to prepay the Loans in an aggregate amount equal to 100% of the amount of such Net Cash Proceeds; provided that if the Borrower notifies the Administrative Agent and Lenders in writing on or prior to the date it receives such Net Cash Proceeds of its intention to use such Net Cash Proceeds to finance a Permitted Acquisition for which the Borrower has delivered the documents required by the definition of Permitted Acquisition or a Bid Contract for which the Borrower has delivered the documents required by Section 8.29(i)(II) within 60 days of receipt of such Net Cash Proceeds, then so long as no Default or Event of Default then exists, the Borrower shall not be required to make a mandatory prepayment under this Section in respect of such Net Cash Proceeds to the extent such Net Cash Proceeds are actually so used prior to the end of such 60-day period. The amount of each such prepayment shall be applied, except as otherwise requested by the Borrower and approved by the Administrative Agent, to the repayment of the Revolving Loans and Canadian Revolving Loans on a pro rata basis until repaid in full. The Borrower acknowledges that its performance hereunder shall not limit the rights and remedies of the Lenders for any breach of Section 8.10 hereof or any other terms of this Agreement.
     (iii) If after the Closing Date the Borrower or any Subsidiary shall issue any Indebtedness for Borrowed Money, other than Indebtedness for Borrowed Money permitted by Section 8.7 hereof, the Borrower shall promptly notify the Administrative Agent of the estimated Net Cash Proceeds of such issuance to be received by or for the account of the Borrower or such Subsidiary in respect thereof. Promptly upon, and in no event later than the Business Day after, receipt by the Borrower or such Subsidiary of Net Cash Proceeds of such issuance, the Borrower shall prepay the Loans or cause the applicable Canadian Borrower to prepay the Loans in an aggregate amount equal to 100% of the amount of such Net Cash Proceeds. The amount of each such prepayment shall be applied, except as otherwise requested by the Borrower and approved by the Administrative Agent, to the repayment of the Revolving Loans and Canadian Revolving Loans on a pro rata basis until repaid in full. The Borrower acknowledges that its performance hereunder shall not limit the rights and remedies of the Lenders for any breach of Section 8.7 hereof or any other terms of this Agreement.
     (iv) The Borrower shall, on each date the Revolving Credit Commitments are reduced pursuant to Section 1.14 hereof, prepay the Revolving Loans, Swing Loans and, if necessary, prefund the L/C Obligations by the amount, if any, necessary to reduce the sum of the aggregate principal amount of Revolving Loans, Swing Loans and of L/C Obligations then outstanding to the amount to which the Revolving Credit Commitments have been so reduced.
     (v) The applicable Canadian Borrower shall, on each date the Canadian Revolving Credit Commitments are reduced pursuant to Section 1.14 hereof, prepay the Canadian Revolving Loans and, if necessary, prefund the outstanding Bankers’ Acceptances by the amount, if any, necessary to reduce the sum of the aggregate principal amount of Canadian Revolving Loans then outstanding to the amount to which the Canadian Revolving Credit Commitments have been so reduced.
     (vi) Unless the Borrower or applicable Canadian Borrower, as applicable, otherwise directs, prepayments of Loans under this Section 1.10(b) shall be applied first to Borrowings of Base Rate Loans and Canadian Prime Rate Loans until payment in full thereof with any balance applied to Borrowings of Eurodollar Loans in the order in which their Interest Periods expire and Bankers’ Acceptances in the order of their respective BA Maturity Dates. Each prepayment of Loans under this Section 1.10(b) shall be made by the payment of the principal amount to be prepaid and, in the case of any Eurodollar Loans, accrued interest thereon to the date of prepayment together with any amounts due the Lenders under Section 1.13 hereof. Each prefunding of L/C Obligations, Canadian L/C Obligations and Bankers’ Acceptances shall be made in accordance with Section 9.4 hereof. Neither the Borrower nor the applicable Canadian Borrower, as applicable, shall be required to make any prepayment of any Eurodollar Loan or Bankers’ Acceptance pursuant to this Section 1.10 until the last day of the Interest Period with respect thereto or BA Maturity Date, as applicable, so long as (i) no Event of Default then exists and (ii) an amount equal to the principal amount of such Eurodollar Loan is deposited by the Borrower or the face amount of such Bankers’ Acceptance in a segregated cash collateral account with the Administrative Agent for the benefit of the applicable Lenders to be held in such account pursuant to the terms of Section 9.4(b). On the last day of such Interest Period or BA Maturity Date, as applicable, or, if earlier, the date on which the Obligations have been accelerated pursuant to Section 9.2 or 9.3 hereof, the amount held in such account shall be applied so as to make such prepayment, and except during the continuance of any Default or Event of Default, any balance remaining on deposit in such account after such application shall be remitted to the Borrower.
     (c) The Administrative Agent will promptly advise each Lender of any notice of prepayment it receives from the Borrower or applicable Canadian Borrower. Any amount of Revolving Loans, Canadian Revolving Loans and Swing Loans paid or prepaid before the Revolving Credit Termination Date may, subject to the terms and conditions of this Agreement, be borrowed, repaid and borrowed again.
     Section 1.11. Default Rate. Notwithstanding anything to the contrary contained in Section 1.5 hereof, while any Event of Default exists or after acceleration, the Borrower and Canadian Borrowers, as applicable, shall pay interest (after as well as before entry of judgment thereon to the extent permitted by law) on the principal amount of all Loans, Reimbursement Obligations, Canadian Reimbursement Obligations, letter of credit fees, and other amounts owing by it hereunder at a rate per annum equal to:
     (a) for any Base Rate Loan or any Swing Loan bearing interest at the Base Rate, the sum of 2% plus the Applicable Margin plus the Base Rate from time to time in effect;
     (b) for any Canadian Prime Rate Loan or Bankers’ Acceptance, the sum of 2% plus the Applicable Margin plus the Canadian Base Rate from time to time in effect;
     (c) for any Eurodollar Loan or Swing Loan bearing interest at the Quoted Rate, the sum of 2% plus the rate of interest in effect thereon at the time of such default until the end of the Interest Period applicable thereto and, thereafter, at a rate per annum equal to the sum of 2% plus the Applicable Margin for Base Rate Loans plus the Base Rate from time to time in effect;
     (d) for any Reimbursement Obligation or Canadian Reimbursement Obligation, the sum of 2% plus the amounts due under Section 1.2 or 1.4 hereof, as applicable;
     (e) for any Letter of Credit or Canadian Letter of Credit, the sum of 2% plus the letter of credit fee due under Section 2.1 hereof with respect to such Letter of Credit or Canadian Letter of Credit; and
     (f) for any other amount owing hereunder not covered by clauses (a) through (e) above, the sum of 2% plus the Applicable Margin plus the Base Rate from time to time in effect;

provided, however, that in the absence of acceleration, any adjustments pursuant to this Section shall be made at the election of the Administrative Agent, acting at the request or with the consent of the Required Lenders, with written notice to the Borrower. While any Event of Default exists or after acceleration, interest shall be paid on demand of the Administrative Agent at the request or with the consent of the Required Lenders.
     Section 1.12. Evidence of Indebtedness. (a) Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of the Borrower and Canadian Borrowers to such Lender resulting from each Loan made by such Lender from time to time, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.
     (b) The Administrative Agent shall also maintain accounts in which it will record (i) the amount of each Loan made hereunder, the type thereof, and the Interest Period with respect thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrower or applicable Canadian Borrower to each Lender hereunder and (iii) the amount of any sum received by the Administrative Agent hereunder from the Borrower or applicable Canadian Borrower and each Lender’s share thereof.
     (c) The entries maintained in the accounts maintained pursuant to paragraphs (a) and (b) above shall be prima facie evidence of the existence and amounts of the Obligations therein recorded; provided, however, that the failure of the Administrative Agent or any Lender to maintain such accounts or any error therein shall not in any manner affect the obligation of the Borrower or applicable Canadian Borrower to repay the Obligations in accordance with their terms.
     (d) Any Lender may request that its Loans be evidenced by a promissory note or notes in the forms of Exhibit D-1 (in the case of its Revolving Loans and referred to herein as a “Revolving Note”), or Exhibit D-2 (in the case of its Canadian Revolving Loans and referred to herein as a “Canadian Revolving Note”), or D-3 (in the case of its Swing Loans and referred to herein as a “Swing Note”), as applicable (the Revolving Notes, Canadian Revolving Notes and Swing Note being hereinafter referred to collectively as the “Notes” and individually as a “Note”). In such event, the Borrower and Canadian Borrowers, as applicable, shall prepare, execute and deliver to such Lender a Note payable to such Lender or its registered assigns in the amount of the relevant Revolving Credit Commitment, Canadian Revolving Credit Commitment or Swing Line Sublimit, as applicable. Thereafter, the Loans evidenced by such Note or Notes and interest thereon shall at all times (including after any assignment pursuant to Section 13.12 hereof) be represented by one or more Notes payable to the order of the payee named therein or any assignee pursuant to Section 13.12 hereof, except to the extent that any such Lender or assignee subsequently returns any such Note for cancellation and requests that such Loans once again be evidenced as described in subsections (a) and (b) above.
     Section 1.13. Funding Indemnity. If any Lender shall incur any loss, cost or expense (including, without limitation, any loss, cost or expense incurred by reason of the liquidation or re-employment of deposits or other funds acquired by such Lender to fund or maintain any

Eurodollar Loan or Swing Loan or the relending or reinvesting of such deposits or amounts paid or prepaid to such Lender but excluding any loss of anticipated profit or margin) as a result of:
     (a) any payment, prepayment or conversion of a Eurodollar Loan or Swing Loan on a date other than the last day of its Interest Period,
     (b) any failure (because of a failure to meet the conditions of Section 7 hereof or otherwise) by the Borrower to borrow or continue a Eurodollar Loan or Swing Loan, or to convert a Base Rate Loan into a Eurodollar Loan or Swing Loan, on the date specified in a notice given pursuant to Section 1.7(a) or 1.16 hereof,
     (c) any failure by the Borrower to make any payment of principal on any Eurodollar Loan or Swing Loan when due (whether by acceleration or otherwise), or
     (d) any acceleration of the maturity of a Eurodollar Loan or Swing Loan as a result of the occurrence of any Event of Default hereunder, then, upon the demand of such Lender, the Borrower shall pay to such Lender such amount as will reimburse such Lender for such loss, cost or expense. If any Lender makes such a claim for compensation, it shall provide to the Borrower, with a copy to the Administrative Agent, a certificate setting forth the amount of such loss, cost or expense in reasonable detail and the amounts shown on such certificate shall be deemed prime facie correct, absent manifest error.
     Section 1.14. Commitment Terminations. (a) Optional Revolving Credit Terminations. The Borrower, for itself and on behalf of the Canadian Borrowers, shall have the right at any time and from time to time, upon five (5) Business Days prior written notice to the Administrative Agent (or such shorter period of time agreed to by the Administrative Agent), to terminate the Revolving Credit Commitments and/or Canadian Revolving Credit Commitments without premium or penalty and in whole or in part, any partial termination to be (i) in an amount not less than $1,000,000 or CAN$1,000,000, as applicable, and (ii) allocated ratably among the Lenders in proportion to their respective Revolver Percentages or Canadian Revolver Percentages, as applicable, provided that the Revolving Credit Commitments may not be reduced to an amount less than the sum of the aggregate principal amount of Revolving Loans, Swing Loans and of L/C Obligations then outstanding and the Canadian Revolving Credit Commitments may not be reduced to an amount less than the sum of the Original Canadian Dollar Amount of Canadian Revolving Loans and of Canadian L/C Obligations then outstanding. Any termination of the Revolving Credit Commitments below $15,000,000 shall reduce the L/C Sublimit by a like amount. Any termination of the Canadian Revolving Credit Commitments below CAN$5,000,000 shall reduce the Canadian L/C Sublimit by a like amount. The Administrative Agent shall give prompt notice to each Lender of any such termination of the Revolving Credit Commitments or Canadian Revolving Credit Commitments.
     (b) Mandatory Revolving Credit Terminations. The Commitments shall terminate at the option of Borrower by an amount equal to 100% of the Net Cash Proceeds of any Dispositions received by the Borrower or any Subsidiary in excess of $5,000,000 from the

Closing Date. Any such termination of the Commitments shall ratably reduce the Revolving Credit Commitments and Canadian Revolving Credit Commitments.
     (c) Any termination of the Commitments pursuant to this Section 1.14 may not be reinstated.
     Section 1.15. Substitution of Lenders. In the event (a) the Borrower receives a claim from any Lender for compensation under Section 10.3 or 13.1 hereof, (b) the Borrower receives notice from any Lender of any illegality pursuant to Section 10.1 hereof, (c) any Lender is then a Defaulting Lender or such Lender is a Subsidiary or Affiliate of a Person who has been deemed insolvent or becomes the subject of a bankruptcy or insolvency proceeding or a receiver or conservator has been appointed for any such Person, or (d) a Lender fails to consent to an amendment or waiver requested under Section 13.13 hereof at a time when the Required Lenders have approved such amendment or waiver (any such Lender referred to in clause (a), (b), (c), or (d) above being hereinafter referred to as an “Affected Lender”), the Borrower may, in addition to any other rights the Borrower may have hereunder or under applicable law, require, at its expense, any such Affected Lender to assign, at par, without recourse, all of its interest, rights, and obligations hereunder (including all of its Commitments and the Loans and participation interests in Letters of Credit and Canadian Letters of Credit and other amounts at any time owing to it hereunder and the other Loan Documents) to an Eligible Assignee specified by the Borrower, provided that (i) such assignment shall not conflict with or violate any law, rule or regulation or order of any court or other governmental authority, (ii) the Borrower and Canadian Borrowers shall have paid to the Affected Lender all monies (together with amounts due such Affected Lender under Section 1.13 hereof as if the Loans owing to it were prepaid rather than assigned) other than such principal owing to it hereunder, (iii) the assignment is entered into in accordance with, and subject to the consents required by, Section 13.12 hereof (provided any assignment fees and reimbursable expenses due thereunder shall be paid by the Borrower); and (iv) such assignment shall not be required of any Affected Lender described in clauses (a) or (b) above if the assignment would not eliminate the Borrower’s obligation to pay compensation or eliminate such illegality, respectively.
     Section 1.16. Swing Loans. (a) Generally. Subject to the terms and conditions hereof, as part of the Revolving Credit, the Swing Line Lender may, in its discretion, make loans in U.S. Dollars to the Borrower under the Swing Line (individually a “Swing Loan” and collectively the “Swing Loans”) which shall not in the aggregate at any time outstanding exceed the Swing Line Sublimit. The Swing Loans may be availed of the Borrower from time to time and borrowings thereunder may be repaid and used again during the period ending on the Revolving Credit Termination Date; provided that each Swing Loan must be repaid on the last day of the Interest Period applicable thereto. Each Swing Loan shall be in a minimum amount of $100,000 or such greater amount which is an integral multiple of $100,000.
     (b) Interest on Swing Loans. Each Swing Loan shall bear interest until maturity (whether by acceleration or otherwise) at a rate per annum equal to (i) the sum of the Base Rate plus the Applicable Margin for Base Rate Loans under the Revolving Credit as from time to time in effect (computed on the basis of a year of 360 days for the actual number of days elapsed) or (ii) the Quoted Rate (computed on the basis of a year of 360 days for the actual number of days elapsed). Interest on each Swing Loan shall be due and payable on the last day of its Interest Period and at maturity (whether by acceleration or otherwise).
     (c) Requests for Swing Loans. The Borrower shall give the Administrative Agent prior notice (which may be written or oral) no later than 1:00 p.m. (Chicago time) on the date upon which the Borrower requests that any Swing Loan be made, of the amount and date of such Swing Loan, and the Interest Period requested therefor. The Administrative Agent shall promptly advise the Swing Line Lender of any such notice received from the Borrower. Within 30 minutes after receiving such notice, the Swing Line Lender shall in its discretion quote an interest rate to the Borrower at which the Swing Line Lender would be willing to make such Swing Loan available to the Borrower for the Interest Period so requested (the rate so quoted for a given Interest Period being herein referred to as “Quoted Rate”). The Borrower acknowledges and agrees that the interest rate quote is given for immediate and irrevocable acceptance. If the Borrower does not so immediately accept the Quoted Rate for the full amount requested by the Borrower for such Swing Loan, the Quoted Rate shall be deemed immediately withdrawn and such Swing Loan shall bear interest at the rate per annum determined by adding the Applicable Margin for Base Rate Loans under the Revolving Credit to the Base Rate as from time to time in effect. Subject to the terms and conditions hereof, the proceeds of such Swing Loan shall be made available to the Borrower on the date so requested at the offices of the Administrative Agent in Chicago, Illinois, by depositing such proceeds to the credit of the Borrower’s operating account maintained with the Administrative Agent or as the Borrower and the Administrative Agent may otherwise agree. Anything contained in the foregoing to the contrary notwithstanding, (i) the undertaking of the Swing Line Lender to make Swing Loans shall be subject to all of the terms and conditions of this Agreement (provided that the Swing Line Lender shall be entitled to assume that the conditions precedent to an advance of any Swing Loan shall have been satisfied unless notified to the contrary by the Administrative Agent or the Required Lenders).
     (d) Refunding Loans. In its sole and absolute discretion, the Swing Line Lender may at any time, on behalf of the Borrower (which hereby irrevocably authorizes the Swing Line Lender to act on its behalf for such purpose) and with notice to the Borrower, request each U.S. Lender to make a Revolving Loan in the form of a Base Rate Loan in an amount equal to such Lender’s Revolver Percentage of the amount of the Swing Loans outstanding on the date such notice is given. Unless an Event of Default described in Section 9.1(j) or 9.1(k) exists with respect to the Borrower, regardless of the existence of any other Event of Default, each U.S. Lender shall make the proceeds of its requested Revolving Loan available to the Administrative Agent for the account of the Swing Line Lender, in immediately available funds, at the Administrative Agent’s principal office in Chicago, Illinois, before 12:00 Noon (Chicago time) on the Business Day following the day such notice is given. The Administrative Agent shall promptly remit the proceeds of such Borrowing to the Swing Line Lender to repay the outstanding Swing Loans.
     (e) Participations. If any U.S. Lender refuses or otherwise fails to make a Revolving Loan when requested by the Swing Line Lender pursuant to Section 1.16(d) above (because an Event of Default described in Section 9.1(j) or 9.1(k) exists with respect to the Borrower or otherwise), such U.S. Lender will, by the time and in the manner such Revolving Loan was to have been funded to the Swing Line Lender, purchase from the Swing Line Lender an undivided participating interest in the outstanding Swing Loans in an amount equal to its Revolver Percentage of the aggregate principal amount of Swing Loans that were to have been repaid with such Revolving Loans. Each U.S. Lender that so purchases a participation in a Swing Loan shall thereafter be entitled to receive its Revolver Percentage of each payment of principal received on the Swing Loan and of interest received thereon accruing from the date such U.S. Lender funded to the Swing Line Lender its participation in such Loan. The several obligations of the U.S. Lenders under this Section shall be absolute, irrevocable and unconditional under any and all circumstances whatsoever and shall not be subject to any set-off, counterclaim or defense to payment which any U.S. Lender may have or have had against the Borrower, any other U.S. Lender or any other Person whatsoever. Without limiting the generality of the foregoing, such obligations shall not be affected by any Default or Event of Default or by any reduction or termination of the Commitments of any U.S. Lender, and each payment made by a U.S. Lender under this Section shall be made without any offset, abatement, withholding or reduction whatsoever.
     Section 1.17. Increase in Revolving Credit Commitments. The Borrower may, on any Business Day prior to the Revolving Credit Termination Date increase the aggregate amount of the Revolving Credit Commitments and/or, on behalf of the Canadian Borrowers, the Canadian Revolving Credit Commitments by delivering a Commitment Amount Increase Request substantially in the form attached hereto as Exhibit H or in such other form acceptable to the Administrative Agent at least five (5) Business Days prior to the desired effective date of such increase (the “Commitment Amount Increase”) identifying an additional Lender (which additional Lender must be acceptable to the Administrative Agent, L/C Issuer and Canadian L/C Issuer) or additional Revolving Credit Commitments and/or the Canadian Revolving Credit Commitments for existing Lender(s) and the amount of its Revolving Credit Commitment and/or the Canadian Revolving Credit Commitments or additional amount of its Revolving Credit Commitment(s) and/or the Canadian Revolving Credit Commitment(s); provided, however, that (i) any increase of the aggregate amount of the Revolving Credit Commitments and/or the Canadian Revolving Credit Commitments to an amount in excess of the U.S. Dollar Equivalent of $100,000,000 will require the approval of the Required Lenders, (ii) any increase of the aggregate amount of the Revolving Credit Commitments and/or the Canadian Revolving Credit Commitments shall be in an amount not less than the U.S. Dollar Equivalent of $10,000,000, (iii) prior to approaching an additional Lender, the Borrower shall have offered to the U.S. Lenders or Canadian Lenders, as applicable, the opportunity to increase their respective Commitments, (iv) no Default or Event of Default shall have occurred and be continuing at the time of the request or the effective date of the Commitment Amount Increase, (v) all representations and warranties contained in Section 6 hereof shall be true and correct in all material respects at the time of such request and on the effective date of such Commitment Amount Increase and (vi) Section 6(a) of the Intercreditor and Custodial Agreement shall have been amended in form and substance acceptable to the Administrative Agent. The effective date of the Commitment Amount Increase shall be agreed upon by the Borrower and the Administrative Agent. Upon the effectiveness thereof, the new Lender(s) (or, if applicable, existing Lender(s)) shall advance Revolving Loans or Canadian Revolving Loans, as applicable, in an amount sufficient such that after giving effect to its advance each Lender, as applicable, shall have outstanding its Revolver Percentage of Revolving Loans and Canadian Revolver Percentage of Canadian Revolving Loans. It shall be a condition to such effectiveness that (i) if any Eurodollar Loans are outstanding under the Revolving Credit or if any Bankers’ Acceptances or Eurodollar Loans are outstanding under the Canadian Revolving Credit on the date of such effectiveness, such Eurodollar Loans and/or Banker’s Acceptances shall be deemed to be prepaid on such date and the Borrower shall pay any amounts owing to the Lenders pursuant to Section 1.13 hereof and (ii) the Borrower shall not have terminated any portion of the Revolving Credit Commitments or Canadian Revolving Credit Commitments pursuant to Section 1.14(a) hereof. The Borrower agrees to pay any reasonable expenses of the Administrative Agent relating to any Commitment Amount Increase. Notwithstanding anything herein to the contrary, no Lender shall have any obligation to increase its Revolving Credit Commitment or Canadian Revolving Credit Commitment, as applicable, and no Lender’s Revolving Credit Commitment or Canadian Revolving Credit Commitment shall be increased without its consent thereto, and each Lender may at its option, unconditionally and without cause, decline to increase its Revolving Credit Commitment or Canadian Revolving Credit Commitment, as applicable.
     Section 1.18. Defaulting Lenders. Anything contained herein to the contrary notwithstanding, in the event that any Lender at any time is a Defaulting Lender, then
     (a) during any Defaulting Lender Period with respect to such Defaulting Lender, such Defaulting Lender shall be deemed not to be a “Lender” for purposes of voting on any matters (including the granting of any consents or waivers) with respect to any of the Loan Documents and such Defaulting Lender’s Commitments shall be excluded for purposes of determining “Required Lenders” (provided that the foregoing shall not permit an increase in such Lender’s Commitments or an extension of the maturity date of such Lender’s Loans or other Obligations without such Lender’s consent);
     (b) to the extent permitted by applicable law, until such time as the Defaulting Lender Excess with respect to such Defaulting Lender shall have been reduced to zero, any voluntary prepayment of the Loans shall, if the Administrative Agent so directs at the time of making such voluntary prepayment, be applied to the Loans of other Lenders as if such Defaulting Lender had no Loans outstanding;
     (c) such Defaulting Lender’s Commitments and outstanding Loans shall be excluded for purposes of calculating any commitment fee payable to Lenders pursuant to Section 2.1 in respect of any day during any Defaulting Lender Period with respect to such Defaulting Lender, and such Defaulting Lender shall not be entitled to receive any fee pursuant to Section 2.1 with respect to such Defaulting Lender’s Commitment in respect of any Defaulting Lender Period with respect to such Defaulting Lender (and any Letter of Credit Canadian Letter of Credit fee otherwise payable to a Lender who is a Defaulting Lender shall instead be paid to the L/C Issuer for its use and benefit);
     (d) the utilization of Commitments as at any date of determination shall be calculated as if such Defaulting Lender had funded all Loans of such Defaulting Lender; and

     (e) if any L/C Obligation or Canadian L/C Obligation is outstanding, then all or part of such exposure shall be reallocated among the non-Defaulting U.S. Lenders or Canadian Lenders, as applicable, in accordance with their applicable Percentage but only to the extent that (i) in the case of a Letter of Credit, the sum of the aggregate principal amount of Revolving Loans, Swing Loans and L/C Obligations outstanding at such time shall not exceed the Revolving Credit Commitments in effect at such time or (ii) in the case of a Canadian Letter of Credit the sum of Canadian Dollar Equivalent of Canadian Revolving Loans and Canadian L/C Obligations outstanding at such time shall not exceed the Canadian Revolving Commitments in effect at such time and, in each case, the conditions set forth in Section 7.1 are satisfied at such time and, if the reallocation described above cannot or can only partially, be effected, the Borrower shall deliver to the Administrative Agent cash collateral in an amount equal to such Defaulting Lender’s Percentage of L/C Obligations and/or Canadian L/C Obligations then outstanding (after giving effect to any partial reallocation as provided above) (to be, held by the Administrative Agent as set forth in Section 9.4 hereof). No Commitment of any Lender shall be increased or otherwise affected, and, except as otherwise expressly provided in this Section 1.18, performance by the Borrower of its obligations hereunder and the other Loan Documents shall not be excused or otherwise modified as a result of the operation of this Section 1.18. The rights and remedies against a Defaulting Lender under this Section 1.18 are in addition to other rights and remedies which the Borrower may have against such Defaulting Lender and which the Administrative Agent or any Lender may have against such Defaulting Lender.
Section 2. Fees.
     Section 2.1. Fees. (a) Revolving Credit Commitment Fee. The Borrower shall pay to the Administrative Agent for the ratable account of the U.S. Lenders in accordance with their Revolver Percentages a commitment fee from and including the Closing Date to and including the Revolving Credit Termination Date at the rate per annum equal to the Applicable Margin (computed on the basis of a year of 365 or 366 days and the actual number of days elapsed) on the average daily Unused Revolving Credit Commitments. Such commitment fee shall be payable quarterly in arrears on the last day of each fiscal quarter in each year (commencing on the first such date occurring after the date hereof) and on the Revolving Credit Termination Date, unless the Revolving Credit Commitments are terminated in whole on an earlier date, in which event the commitment fee for the period to the date of such termination in whole shall be paid on the date of such termination.
     (b) Canadian Revolving Credit Commitment Fee. The Canadian Borrowers shall jointly and severally pay to the Administrative Agent for the ratable account of the Canadian Lenders in accordance with their Canadian Revolver Percentages a commitment fee from and including the Closing Date to and including the Revolving Credit Termination Date at the rate per annum equal to the Applicable Margin (computed on the basis of a year of 365 or 366 days and the actual number of days elapsed) on the average daily Unused Canadian Revolving Credit Commitments. Such commitment fee shall be payable quarterly in arrears on the last day of each fiscal quarter in each year (commencing on the first such date occurring after the date hereof) and on the Revolving Credit Termination Date, unless the Canadian Revolving Credit

Commitments are terminated in whole on an earlier date, in which event the commitment fee for the period to the date of such termination in whole shall be paid on the date of such termination.
     (c) Letter of Credit Fees. On the date of issuance or extension, or increase in the amount, of any Letter of Credit pursuant to Section 1.2 hereof, the Borrower shall pay to the L/C Issuer for its own account a fronting fee equal to 0.25% per annum (computed on the basis of a year of 365 or 366 days and the actual number of days elapsed) of the face amount of (or of the increase in the face amount of) such Letter of Credit. Monthly in arrears, on the last day of each month in each year (commencing on the first such date occurring after the date hereof) the Borrower shall pay to the Administrative Agent, for the ratable benefit of the U.S. Lenders in accordance with their Revolver Percentages, a letter of credit fee at a rate per annum equal to the Applicable Margin for Eurodollar Loans under the Revolving Credit (computed on the basis of a year of 365 or 366 days and the actual number of days elapsed) in effect during each day of such month applied to the daily average face amount of Letters of Credit outstanding during such month. In addition, the Borrower shall pay to the L/C Issuer for its own account the L/C Issuer’s standard issuance, drawing, negotiation, amendment, and other administrative fees for each Letter of Credit. Such standard fees referred to in the preceding sentence may be established by the L/C Issuer from time to time.
     (d) Canadian Letter of Credit Fees. On the date of issuance or extension, or increase in the amount, of any Canadian Letter of Credit pursuant to Section 1.4 hereof, the Canadian Borrower requesting such Canadian Letter of Credit shall pay to the Canadian L/C Issuer for its own account a fronting fee equal to 0.25% per annum (computed on the basis of a year of 365 or 366 days and the actual number of days elapsed) of the face amount of (or of the increase in the face amount of) such Canadian Letter of Credit. Monthly in arrears, on the last day of each month in each year (commencing on the first such date occurring after the date hereof) the applicable Canadian Borrower shall pay to the Administrative Agent, for the ratable benefit of the Canadian Lenders in accordance with their Canadian Revolver Percentages, a letter of credit fee at a rate per annum equal to the Applicable Margin for Eurodollar Loans under the Canadian Revolving Credit (computed on the basis of a year of 365 or 366 days and the actual number of days elapsed) in effect during each day of such month applied to the daily average face amount of Canadian Letters of Credit outstanding during such month. In addition, the applicable Canadian Borrower shall pay to the Canadian L/C Issuer for its own account the Canadian L/C Issuer’s standard issuance, drawing, negotiation, amendment, and other administrative fees for each Canadian Letter of Credit. Such standard fees referred to in the preceding sentence may be established by the Canadian L/C Issuer from time to time.
     (e) Closing Fees. The Borrower shall pay to the Administrative Agent for the benefit of the Lenders the closing fees agreed to between the Administrative Agent and the Borrower in a fee letter dated December 21, 2010.
     (f) Audit Fees. The Borrower shall pay to the Administrative Agent for its own use and benefit reasonable charges for audits of the Collateral performed by the Administrative Agent or its agents or representatives in such amounts as the Administrative Agent may from time to time request (the Administrative Agent acknowledging and agreeing that such charges shall be computed in the same manner as it at the time customarily uses for the assessment of charges for similar collateral audits); provided, however, that in the absence of the continuation of any Event of Default, the Borrower shall not be required to pay the Administrative Agent for more than one such audit per calendar year.
     (g) Administrative Agent Fees. The Borrower shall pay to the Administrative Agent, for its own use and benefit, the fees agreed to between the Administrative Agent and the Borrower in a fee letter dated December 21, 2010, or as otherwise agreed to in writing between them.
     (h) Interest Act (Canada). For the purpose of complying with Interest Act (Canada), it is expressly stated that where interest is calculated pursuant to a rate based on a 365 or 366 day period (the “first rate”), the yearly rate or percentage of interest to which the first rate is equivalent is the first rate multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 365 or 366 (as may be applicable). The Canadian Borrowers and the Canadian Lenders acknowledge and agree that there is a material distinction between the nominal and effective rates of interest and that they are capable of making the calculations necessary to compare such rates and that the rates of interest charged under this Agreement in respect of Obligations owing by the Canadian Borrowers are intended to be based on the nominal rate method and are not effective rates or yields. The principle of deemed reinvestment of interest does not apply to any interest calculation under this Agreement.
Section 3. Place and Application of Payments.
     Section 3.1. Place and Application of Payments. All payments of principal of and interest on the Loans, Reimbursement Obligations and Canadian Reimbursement Obligations, and of all other Obligations payable by the Borrower or Canadian Borrowers under this Agreement and the other Loan Documents, shall be made by (i) the Borrower to the Administrative Agent by no later than 12:00 Noon (Chicago time) on the due date thereof at the office of the Administrative Agent in Chicago, Illinois (or such other location in the State of Illinois as the Administrative Agent may designate to the Borrower) and (ii) the Canadian Borrowers to the Administrative Agent by no later than 12:00 Noon (Toronto time) on the due date thereof at such office in Canada as the Administrative Agent has previously specified to the Canadian Borrowers, in each case for the benefit of the Lender(s), L/C Issuer or Canadian L/C Issuer entitled thereto. Any payments received after such time shall be deemed to have been received by the Administrative Agent on the next Business Day. All such payments shall be made in (i) U.S. Dollars or (ii) in the case of amounts payable hereunder in Canadian Dollars (including, without limitation, payments on account of Canadian Prime Rate Loans (or interest thereon), Bankers’ Acceptances or Canadian Reimbursement Obligations), in Canadian Dollars, in immediately available funds at the place of payment, in each case without set-off or counterclaim. The Administrative Agent will promptly thereafter cause to be distributed like funds relating to the payment of principal or interest on Loans and on Reimbursement Obligations and Canadian Reimbursement Obligations in which the Lenders have purchased Participating Interests ratably to the applicable Lenders and like funds relating to the payment of any other amount payable to any Lender to such Lender, in each case to be applied in accordance with the terms of this Agreement. If the Administrative Agent causes amounts to be distributed to the Lenders in reliance upon the assumption that the Borrower or a Canadian Borrower will make a scheduled payment and such scheduled payment is not so made, each Lender receiving such payment shall, on demand, repay to the Administrative Agent the amount distributed to such Lender together with interest thereon in respect of each day during the period commencing on the date such amount was distributed to such Lender and ending on (but excluding) the date such Lender repays such amount to the Administrative Agent, at a rate per annum equal to: (i) from the date the distribution was made to the date two (2) Business Days after payment by such Lender is due hereunder (x) if such amount is denominated in U.S. Dollars, the Federal Funds Rate for each such day and (y) if such amount is denominated Canadian Dollars, the Administrative Agent’s cost of funds for each day, and (ii) from the date two (2) Business Days after the date such payment is due from such Lender to the date such payment is made by such Lender, (x) if such amount is denominated in U.S. Dollars, the Base Rate in effect for each such day and (y) if such amount is denominated in U.S. Dollars, Canadian Dollars, the Canadian Base Rate in effect for each such day.
     Anything contained herein to the contrary notwithstanding but subject to the further provisions of this Section 3 and the Intercreditor and Custodial Agreement, all payments and collections received in respect of the Obligations and all proceeds of the Collateral received, in each instance, by the Administrative Agent or any of the Lenders after acceleration or the final maturity of the Obligations or termination of the Commitments shall be remitted to the Administrative Agent and distributed as follows:
     (a) first, to the payment of any outstanding costs and expenses incurred by the Administrative Agent, and any security trustee therefor, in monitoring, verifying, protecting, preserving or enforcing the Liens on the Collateral, in protecting, preserving or enforcing rights under the Loan Documents, and in any event all costs and expenses of a character which the Borrower has agreed to pay the Administrative Agent under Section 13.15 hereof (such funds to be retained by the Administrative Agent for its own account unless it has previously been reimbursed for such costs and expenses by the Lenders, in which event such amounts shall be remitted to the Lenders to reimburse them for payments theretofore made to the Administrative Agent);
     (b) second, to the payment of Swing Loans, both for principal and accrued but unpaid interest;
     (c) third, to the payment of principal and interest on the Loans (including Bankers’ Acceptances), unpaid Reimbursement Obligations, unpaid Canadian Reimbursement Obligations, together with amounts to be held by the Administrative Agent as collateral security for any outstanding L/C Obligations and Canadian L/C Obligations (until the Administrative Agent is holding an amount of cash equal to the then outstanding amount of all such L/C Obligations and Canadian L/C Obligations), unpaid fees and other Obligations due under the Loan Documents, and Hedging Liability, the aggregate amount paid to, or held as collateral security for, the Lenders and, in the case of Hedging Liability, their Affiliates to whom such Obligations and Hedging Liability are owed to be allocated pro rata in accordance with the aggregate unpaid amounts owing to each;

     (d) fourth, to the payment of all other unpaid Obligations and all other indebtedness, obligations, and liabilities of the Borrower, Canadian Borrowers, and Guarantors secured by the Loan Documents (including, without limitation, Funds Transfer and Deposit Account Liability) to be allocated pro rata in accordance with the aggregate unpaid amounts owing to each holder thereof; and
     (e) fifth, to the Borrower, Canadian Borrowers, or whoever else may be lawfully entitled thereto.
     Section 3.2 Implementation of CAM. (a)(i) On the CAM Exchange Date, to the extent not otherwise prohibited by a requirement of law or otherwise, each US Lender shall immediately be deemed to have acquired (and shall promptly make payment therefor to the Administrative Agent in accordance with Section 1.16) participations in the Swing Loans in an amount equal to such US Lender’s Revolver Percentage of each Swing Loan outstanding on such date and (ii) except as provided in clause (iii) below, all Loans outstanding in Canadian Dollars (“Loans to be Converted”) shall be converted into U.S. Dollars (calculated on the basis of the relevant exchange rate as of the Business Day immediately preceding the CAM Exchange Date) (“Converted Loans”), (iii) on each date on or after the CAM Exchange Date on which any Bankers’ Acceptances shall mature such Bankers’ Acceptances (“Acceptances to be Converted”) shall be converted into Canadian Revolving Loans denominated in U.S. Dollars (calculated on the basis of the exchange rate as of the Business Day immediately preceding such maturity date) (“Converted Acceptances”) and (iv) on the CAM Exchange Date (with respect to Loans described in the foregoing clause (ii)), and on the respective maturity date (with respect to Bankers’ Acceptances described in the foregoing clause (iii)) each Lender severally, unconditionally and irrevocably agrees that it shall purchase or sell in U.S. Dollars a participating interest in the Loans and Converted Acceptances in an amount equal to its CAM Percentage of (x) the outstanding principal amount of the Loans and (y) the face amount of matured Bankers’ Acceptances, as applicable, such that in lieu of the interest of each Lender in each Credit in which it shall participate prior to the CAM Exchange Date, such Lender shall hold an interest in every one of the Credits whether or not such Lender shall have previously participated therein, equal to such Lender’s CAM Percentage thereof on the CAM Exchange Date. All Converted Loans and Converted Acceptances (which shall have been converted into Canadian Revolving Loans denominated in U.S. Dollars) shall bear interest at the rate which would otherwise be applicable to Base Rate Loans. Each Lender, the Borrower and the Canadian Borrowers hereby consents and agrees to the CAM Exchange, and each Lender agrees that the CAM Exchange shall be binding upon its successors and assigns and any person that acquires a participation in its interests in any Credit. Each of the Borrower and the Canadian Borrowers agrees from time to time to execute and deliver to Administrative Agent all instruments and documents as Administrative Agent shall reasonably request to evidence and confirm the respective interests of the Lenders after giving effect to the CAM Exchange.
     (b) If, for any reason, the Loans to be Converted or Acceptances to be Converted, as the case may be, may not be converted into U.S. Dollars in the manner contemplated by paragraph (a) of this Section 3.2, (i) Administrative Agent shall determine the U.S. Dollar Equivalent of the Loans to be Converted or Acceptances to be Converted, as the case may be (calculated on the basis of the exchange rate as of the Business Day immediately preceding the date on which such conversion would otherwise occur pursuant to paragraph (a) of this Section 3.2) and such determination shall be utilized to determine the CAM Percentage of each Lender and the participations to be exchanged.
     (c) As a result of the CAM Exchange, upon and after the CAM Exchange Date, each payment received by Administrative Agent pursuant to any Loan Document in respect of the Designated Obligations, and each distribution made by Administrative Agent pursuant to any Collateral Document in respect of the Designated Obligations, shall be distributed to the Lenders pro rata in accordance with their respective CAM Percentages. Any direct payment received by a Lender upon or after the CAM Exchange Date, including by way of setoff, in respect of a Designated Obligation shall be paid over to Administrative Agent for distribution to the Lenders in accordance herewith.
     Section 3.3 Letters of Credit. (a) In the event that on the CAM Exchange Date any Letter of Credit shall be outstanding and undrawn in whole or in part, or any amount drawn under a Letter of Credit shall not have been reimbursed by the Borrower or with the proceeds of a U.S. Revolving Loan, each U.S. Lender shall promptly pay over to Administrative Agent, in immediately available funds in U.S. Dollars, an amount equal to such U.S. Lender’s Revolver Percentage of such undrawn face amount or (to the extent it has not already done so) such unreimbursed drawing, as the case may be, together with interest thereon from the CAM Exchange Date to the date on which such amount shall be paid to Administrative Agent at the rate that would be applicable at the time to a Base Rate Loan, in a principal amount equal to such amount. Administrative Agent shall establish a separate interest bearing account or accounts for each U.S. Lender (each, a “U.S. LC Reserve Account”) for the amounts received with respect to each such Letter of Credit pursuant to the preceding sentence. Administrative Agent shall deposit in each Lender’s U.S. LC Reserve Account such Lender’s CAM Percentage of the amounts received from the U.S. Lenders as provided above. Administrative Agent shall have sole dominion and control over each U.S. LC Reserve Account, and the amounts deposited in each LC Reserve Account shall be held in such LC Reserve Account until withdrawn as provided in paragraph (b), (c), or (d) below. Administrative Agent shall maintain records enabling it to determine the amounts paid over to it and deposited in the U.S. LC Reserve Accounts in respect of each Letter of Credit and the amounts on deposit in respect of each Letter of Credit attributable to each Lender’s CAM Percentage. The amounts held in each Lender’s U.S. LC Reserve Account shall be held as a reserve against the outstanding L/C Obligations, shall be the property of such Lender, shall not constitute Loans to or give rise to any claim of or against the Borrower and shall not give rise to any obligation on the part of the Borrower to pay interest to such U.S. Lender, it being agreed that the reimbursement obligations in respect of Letters of Credit shall arise only at such times as drawings are made thereunder, as provided in Section 1.2.
     (b) In the event that after the CAM Exchange Date any drawing shall be made in respect of a Letter of Credit, Administrative Agent shall withdraw from the U.S. LC Reserve Account of each U.S. Lender any amounts, up to the amount of such Lender’s CAM Percentage of such drawing, deposited in respect of such Letter of Credit and remaining on deposit in satisfaction of the reimbursement obligations of the U.S. Lenders under subsection (d) of Section 1.2. In the event any U.S. Lender shall default on its obligation to pay over any amount to Administrative Agent in respect of any Letter of Credit as provided in this Section 3.3, the

Administrative Agent shall, in the event of a drawing thereunder, have a claim against such U.S. Lender to the same extent as if such U.S. Lender had defaulted on its obligations under subsection (d) of Section 3.3, but shall have no claim against any other Lender in respect of such defaulted amount, notwithstanding the exchange of interests in Borrowers’ reimbursement obligations pursuant to Section 3.2. Each other U.S. Lender shall have a claim against such defaulting U.S. Lender for any damages sustained by it as a result of such default, including, in the event such Letter of Credit shall expire undrawn, its CAM Percentage of the defaulted amount.
     (c) In the event that after the CAM Exchange Date any Letter of Credit shall expire undrawn, Administrative Agent shall withdraw from the U.S. LC Reserve Account of each Lender the amount remaining on deposit therein in respect of such Letter of Credit and distribute such amount to such Lender.
     (d) Pending the withdrawal by any Lender of any amounts from its U.S. LC Reserve Account as contemplated by the above paragraphs, Administrative Agent will, at the direction of such Lender and subject to such rules as Administrative Agent may prescribe for the avoidance of inconvenience, invest such amounts in cash and cash equivalents. Each Lender shall have the right, at intervals reasonably specified by Administrative Agent, to withdraw the earnings on investments so made by Administrative Agent with amounts in its U.S. LC Reserve Account and to retain such earnings for its own account.
     Section 3.4 Canadian Letters of Credit. (a) In the event that on the CAM Exchange Date any Canadian Letter of Credit shall be outstanding and undrawn in whole or in part, or any amount drawn under a Canadian Letter of Credit shall not have been reimbursed by a Canadian Borrower or with the proceeds of a Canadian Revolving Loan, each Canadian Lender shall promptly pay over to Administrative Agent, in immediately available funds in Canadian Dollars, an amount equal to such Canadian Lender’s Revolver Percentage of such undrawn face amount or (to the extent it has not already done so) such unreimbursed drawing, as the case may be, together with interest thereon from the CAM Exchange Date to the date on which such amount shall be paid to Administrative Agent at the rate that would be applicable at the time to a Base Rate Loan, in a principal amount equal to such amount. Administrative Agent shall establish a separate interest bearing account or accounts for each Canadian Lender (each, a “Canadian LC Reserve Account”) for the amounts received with respect to each such Canadian Letter of Credit pursuant to the preceding sentence. Administrative Agent shall deposit in each Lender’s Canadian LC Reserve Account such Lender’s CAM Percentage of the amounts received from the Canadian Lenders as provided above. Administrative Agent shall have sole dominion and control over each Canadian LC Reserve Account, and the amounts deposited in each LC Reserve Account shall be held in such LC Reserve Account until withdrawn as provided in paragraph (b), (c), or (d) below. Administrative Agent shall maintain records enabling it to determine the amounts paid over to it and deposited in the Canadian LC Reserve Accounts in respect of each Canadian Letter of Credit and the amounts on deposit in respect of each Canadian Letter of Credit attributable to each Lender’s CAM Percentage. The amounts held in each Lender’s Canadian LC Reserve Account shall be held as a reserve against the outstanding L/C Obligations, shall be the property of such Lender, shall not constitute Loans to or give rise to any claim of or against a Canadian Borrower and shall not give rise to any obligation on the part of a

Canadian Borrower to pay interest to such Canadian Lender, it being agreed that the reimbursement obligations in respect of Canadian Letters of Credit shall arise only at such times as drawings are made thereunder, as provided in Section 1.4.
     (b) In the event that after the CAM Exchange Date any drawing shall be made in respect of a Canadian Letter of Credit, Administrative Agent shall withdraw from the Canadian LC Reserve Account of each Canadian Lender any amounts, up to the amount of such Lender’s CAM Percentage of such drawing, deposited in respect of such Canadian Letter of Credit and remaining on deposit in satisfaction of the reimbursement obligations of the Canadian Lenders under subsection (d) of Section 1.4. In the event any Canadian Lender shall default on its obligation to pay over any amount to Administrative Agent in respect of any Canadian Letter of Credit as provided in this Section 3.3, the Administrative Agent shall, in the event of a drawing thereunder, have a claim against such Canadian Lender to the same extent as if such Canadian Lender had defaulted on its obligations under subsection (d) of Section 3.3, but shall have no claim against any other Lender in respect of such defaulted amount, notwithstanding the exchange of interests in Canadian Borrowers’ reimbursement obligations pursuant to Section 3.2. Each other Canadian Lender shall have a claim against such defaulting Canadian Lender for any damages sustained by it as a result of such default, including, in the event such Canadian Letter of Credit shall expire undrawn, its CAM Percentage of the defaulted amount.
     (c) In the event that after the CAM Exchange Date any Canadian Letter of Credit shall expire undrawn, Administrative Agent shall withdraw from the Canadian LC Reserve Account of each Lender the amount remaining on deposit therein in respect of such Canadian Letter of Credit and distribute such amount to such Lender.
     (d) Pending the withdrawal by any Lender of any amounts from its Canadian LC Reserve Account as contemplated by the above paragraphs, Administrative Agent will, at the direction of such Lender and subject to such rules as Administrative Agent may prescribe for the avoidance of inconvenience, invest such amounts in cash and cash equivalents. Each Lender shall have the right, at intervals reasonably specified by Administrative Agent, to withdraw the earnings on investments so made by Administrative Agent with amounts in its Canadian LC Reserve Account and to retain such earnings for its own account.
Section 4. The Collateral and Guaranties.
     Section 4.1. Collateral. The Obligations, Hedging Liability and Funds Transfer, Deposit Account Liability and Note Purchase Agreement Obligations shall be secured by (a) valid, perfected and enforceable Liens on all right, title and interest of (i) STA Holdings, the Borrower and each Domestic Subsidiary in all capital stock and equity interests held by such Person in each of its Domestic Subsidiaries and in 65% of all capital stock and equity interests held by such Person in each of its Foreign Subsidiaries, in each case, whether now owned or hereafter formed or acquired, and all proceeds thereof and (ii) each Canadian Borrower, each of their respective Subsidiaries and any parent entity of a Canadian Borrower organized under the laws of Canada in all capital stock and equity interests held by such Person in each of its Subsidiaries, whether now owned or hereafter formed or acquired, and all proceeds thereof, and (b) valid, perfected (subject to the proviso appearing at the end of this sentence) and enforceable

Liens on all right, title and interest of STA Holdings, the Borrower, each Domestic Subsidiary, and each Canadian Borrower, each of their respective Subsidiaries and any parent entity of a Canadian Borrower organized under the laws of Canada in all accounts and accounts receivable, notes and notes receivable, contract rights (excluding any contracts which cannot be assigned or pledged pursuant to their terms except to the extent the applicable restriction on assignment is ineffective under applicable law) instruments, documents, chattel paper, general intangibles (including, without limitation, patents, trademarks, tradenames, copyrights, and other intellectual property rights, but in any event excluding applications for trademarks based on “intent to use”), investment property, inventory, farm products, machinery, equipment, fixtures, deposit accounts, the real estate currently subject to a security interest in favor of the Administrative Agent and, subject to Section 4.3 hereof, real estate acquired after the Closing Date, whether now owned or hereafter acquired or arising, and all proceeds thereof; provided, however, that: (i) the Lien of the Administrative Agent on Property subject to a Capital Lease or conditional sale agreement or subject to a purchase money lien, in each instance to the extent permitted hereby, shall be subject to the rights of the lessor or lender thereunder (and shall only constitute Collateral hereunder to the extent not restricted thereby), (ii) until an Event of Default has occurred and is continuing and thereafter until otherwise required by the Administrative Agent or the Required Lenders, Liens on deposit accounts maintained by the Borrower and each Subsidiary in proximity to its operations (A) for the purpose of paying amounts owing (as opposed to receiving collections of the Collateral as provided in Section 4.2 below) need not be perfected provided that the total amount on deposit at any one time not so perfected (i) shall not exceed $150,000 in any one account or (ii) shall not exceed $1,500,000 in the aggregate for all such accounts and (B) for the purpose of paying payroll need not be perfected so long as such accounts exclusively hold money deposited to pay payroll and such deposits are not made more than two days in advance of the date on which such payroll is due, (iii) Liens on notes and notes receivable and Liens on vehicles which are subject to a certificate of title law need not be perfected provided that the total value of such property at any one time not so perfected shall not exceed $1,000,000 in the aggregate, (iv) the Lien of the Administrative Agent on owned real property shall not be required to be perfected until 60 days after the Closing Date, (v) notations of Liens on certificates of title shall be subject to the timing requirements set forth in the following provisions of this Section 4.1 and (vi) the Liens against the property, assets and undertaking of a Canadian Borrower, any Subsidiary of a Canadian Borrower and any parent entity of a Canadian Borrower, if such parent entity is organized under the laws of Canada shall only secure the Obligations owing by a Canadian Borrower. The Borrower shall deliver and shall cause each Domestic Subsidiary to deliver, such certificates of title, together with any required fee, to the appropriate Department of Motor Vehicles as soon as practicable but in any event within 45 days after the acquisition of any vehicle to cause the Administrative Agent’s lien to be noted on all such certificates of title. As soon as practicable, but in any event within 45 days of the acquisition of any vehicle, the Borrower shall deliver to the Administrative Agent copies of all properly completed applications to have the Administrative Agent’s Lien noted on the certificate of title therefor and, if such vehicle was previously titled, a copy of such title and, if applicable, a copy of a pay-off letter executed by any current lienholder. The Administrative Agent may release certificates of title to the Borrower in connection with contemplated dispositions of the vehicles in question. Each of the Borrower and the Canadian Borrowers acknowledges and agrees that the Liens on the Collateral shall be granted to the Administrative Agent for the benefit of itself, the Lenders, the L/C Issuer, the Canadian L/C Issuer and the Note Holders and shall be valid and perfected first priority Liens subject, however, to the proviso appearing at the end of the first sentence of this Section 4.1, in each case pursuant to one or more Collateral Documents from such Persons, each in form and substance reasonably satisfactory to the Administrative Agent.
     Section 4.2. Collections. The Borrower shall make such arrangements as shall be necessary or appropriate to assure that all proceeds of the Collateral of the Borrower and each Subsidiary are deposited (in the same form as received) into one or more accounts maintained by, or collected through a lockbox under the control of, the Administrative Agent, such accounts to constitute special restricted accounts or to be deposited into a blocked account with a financial institution selected by the Borrower and acceptable to the Administrative Agent pursuant to arrangements under which the balance of collected funds standing on deposit in such accounts are automatically transmitted to a cash collateral account at the Administrative Agent, the depositary banks to agree that no other withdrawals shall be permitted on such accounts. The Borrower shall cause each financial institution maintaining a blocked account to enter into an agreement with the Administrative Agent pursuant to which such financial institution acknowledges and agrees to the Administrative Agent’s Lien on such blocked account and all funds therein, to waive any right of offset or bankers’ lien with respect to such blocked account (other than charges for account maintenance fees charged in the ordinary course of business and returned items), and to remit all collected balances in such blocked account to the Administrative Agent. Each of the Borrower, Canadian Borrowers and their respective subsidiaries hereby acknowledges and agrees that the Administrative Agent has (and is hereby granted) a Lien on all such accounts and all funds contained therein to secure the Obligations. The Lenders agree with the Borrower and the Canadian Borrowers that if and so long as no Event of Default exists, amounts on deposit in the accounts maintained with the Administrative Agent will (subject to the rules and regulations of the Administrative Agent as from time to time in effect applicable to demand deposit accounts) be made available to the Borrower or applicable Canadian Borrower, as applicable, for use in the conduct of its business. Upon the occurrence of an Event of Default, the Administrative Agent may apply the funds on deposit in all such accounts to the Obligations then due and owing; provided that funds of the Canadian Borrowers, any Subsidiary of a Canadian Borrower and any parent entity of a Canadian Borrower organized under the laws of Canada shall be applied only to the Obligations owing by the Canadian Borrowers.
     Section 4.3. Liens on Real Property. In the event that STA Holdings, the Borrower, a Canadian Borrower, or any Subsidiary hereafter acquires any owned real property with a fair market value in excess of $1,000,000 (or its equivalent), STA Holdings or the Borrower, as applicable, shall, or shall cause such Subsidiary to, execute and deliver to the Administrative Agent (or a security trustee therefor) a mortgage or deed of trust reasonably acceptable in form and substance to the Administrative Agent for the purpose of granting to the Administrative Agent for the benefit of itself, the Lenders, the L/C Issuer, the Canadian L/C Issuer and the Note Holders a Lien on such real property to secure the Obligations and the Note Purchase Agreement Obligations; provided that if at any time the aggregate fair market value of all real estate owned by STA Holdings, the Borrower and the Subsidiaries for which no mortgage or deed of trust has been delivered to the Administrative Agent exceeds $5,000,000, then STA Holdings, the applicable Canadian Borrower, or the Borrower shall, or shall cause a Subsidiary to, deliver a mortgage as deed of trust on the real estate with the highest fair market value(s) until the fair market value of the unencumbered real estate is lower than $5,000,000. STA Holdings, the

Borrower, the applicable Canadian Borrower, or the applicable Subsidiary shall pay all taxes, costs and reasonable expenses incurred by the Administrative Agent in recording such mortgage or deed of trust, and shall within 60 days after the acquisition of such real property (or within 60 days after the Closing Date with respect to real property owned on such date), supply to the Administrative Agent at the Borrower’s cost and expense a survey, hazard insurance policy, and a mortgagee’s policy of title insurance from a title insurer reasonably acceptable to the Administrative Agent insuring the validity of such mortgage or deed of trust and its status as a first Lien (subject to Liens permitted by this Agreement) on the real property encumbered thereby and such other instrument, documents, certificates, and opinions reasonably required by the Administrative Agent in connection therewith. For greater certainty, all Liens granted by a Canadian Borrower, its Subsidiaries or any parent entity of a Canadian Borrower organized under the laws of Canada shall only secure the Obligations owing to the Administrative Agent, the Canadian Lenders and the Canadian L/C Issuer in respect of the Obligations owing by the Canadian Borrowers.
     Section 4.4. Guaranties. The payment and performance of the Obligations shall at all times be guaranteed by the Borrower, STA Holdings, STA ULC, and each direct and indirect Domestic Subsidiary of STA Holdings pursuant to the guaranty provisions of Section 12 hereof. Without limiting the provisions of the immediately preceding sentence, the payment and performance of the Obligations owing by each Canadian Borrower shall at all times be guaranteed by the other Canadian Borrower, each direct and indirect Subsidiary of each Canadian Borrower, the Parent and any parent entity of each Canadian Borrower organized under the laws of Canada, such guarantee of the Obligations owing by the Canadian Borrowers to be evidenced by a guarantee in favor of the Administrative Agent in form and substance satisfactory to the Administrative Agent (a “Canadian Borrower Guarantee Agreement”).
     Section 4.5. Further Assurances. Each of STA Holdings, the Borrower and each Canadian Borrower agrees that it shall, and shall cause each Subsidiary to, from time to time at the request of the Administrative Agent or the Required Lenders, execute and deliver such documents and do such acts and things as the Administrative Agent or the Required Lenders may reasonably request in order to provide for or perfect or protect such Liens on the Collateral. In the event STA Holdings, the Borrower or any Subsidiary forms or acquires any other Domestic Subsidiary or any Canadian Borrower forms or acquires any other Subsidiary after the date hereof, STA Holdings and the Borrower or Canadian Borrower, as applicable, shall within 30 days of such formation or acquisition cause such newly formed or acquired Domestic Subsidiary to execute a Subsidiary Guaranty Agreement or such newly formed or acquired Subsidiary of a Canadian Borrower to execute a Canadian Borrower Guarantee Agreement and such Collateral Documents as the Administrative Agent may then reasonably require, and STA Holdings and the Borrower or Canadian Borrower, as applicable, shall also deliver to the Administrative Agent, or cause such Subsidiary to deliver to the Administrative Agent, at the Borrower’s cost and expense, such other instruments, documents, certificates and opinions reasonably required by the Administrative Agent in connection therewith.
     Section 4.6. Canadian Further Assurances. With respect to all motor vehicles (including school buses), serial number goods, serial numbered goods and road vehicles (in each case, within the meaning of the PPSA) (in this Section 4.6, a “Canadian Motor Vehicle”) at any time owned by a Canadian Borrower or any Subsidiary of a Canadian Borrower prior to or as at the Closing Date, the applicable Canadian Borrower shall (a) have provided to the Administrative Agent the vehicle identification numbers (each, a “VIN”) for such Canadian Motor Vehicles and financing statements or financing change statements satisfactory to the Administrative Agent listing such VINs shall have been registered in all appropriate jurisdictions under the PPSA as determined by the Administrative Agent in its reasonable discretion. With respect to all Canadian Motor Vehicles acquired by a Canadian Borrower or any Subsidiary of a Canadian Borrower after the Closing Date, the applicable Canadian Borrower shall promptly, and in any event within 15 days following such acquisition of any additional Canadian Motor Vehicles, (a) provide the Administrative Agent with the VIN for each such Canadian Motor Vehicle and (b) file or caused to be filed such financing statements or financing change statements under each applicable PPSA against the VIN for each such Canadian Motor Vehicle (the applicable Canadian Borrower shall provide a draft of any such financing statements or financing change statements to the Administrative Agent prior to the registration of any such financing statements or financing change statements and such Canadian Borrower shall not complete any such filings without the prior written consent of the Administrative Agent).
Section 5. Definitions; Interpretation.
     Section 5.1. Definitions. The following terms when used herein shall have the following meanings:
          “Acceptance Fee” means the fee payable in Canadian Dollars to each Canadian Lender in respect of Bankers’ Acceptances computed in accordance with Section 1.3(c).
          “Acceptance Note” has the meaning set forth in Section 1.3(d).
          “Acceptance Note Lender” has the meaning set forth in Section 1.3(d).
          “Acquisition” means any transaction or any series of related transactions, consummated after the date of this Agreement, by which the Borrower or any Subsidiary (i) acquires any going business or all or substantially all of the assets of any firm, corporation or division thereof, whether through purchase of assets, merger or otherwise, (ii) directly or indirectly acquires (in one transaction or as the most recent transaction in a series of transactions) at least a majority (in number of votes) of the Voting Stock in any Person or otherwise causing a Person to become a Subsidiary or (iii) merges, consolidates or otherwise combines with another Person with the Parent or the Subsidiary being the surviving entity.
          “Adjusted EBITDA” means, with reference to any period of twelve fiscal months then ended, EBITDA for such period plus an amount calculated by the Borrower and approved by the Administrative Agent in its reasonable discretion equal to (i) the EBITDA of the Persons or assets which are the subject of each Permitted Acquisition consummated during the period adjusted for the reasonably expected savings in operating expenses resulting from such Permitted Acquisition as if such Permitted Acquisition was completed on the first day of each such period plus (ii) the pro forma EBITDA the Borrower expects to earn based upon performance of a Bid Contract entered into during the period as though the Borrower or Subsidiary has entered into such Bid Contract on the first day of such period plus (iii) non-cash expenses relating to the issuance of stock based compensation associated with the STA Holdings’ Equity Incentive Plan (minus the amount of any such expense when paid in cash to the extent not deducted in the computation of Net Income) minus (iv) the EBITDA attributed to any Contract during such period if such Contract terminates during the period and is not renewed, extended or otherwise continued within 30 days after the date of such termination; provided that any such adjustment based on expected savings in operating expenses as a result of any such Permitted Acquisition specified in clause (i) above or pro forma EBITDA relating to any Bid Contract specified in clause (ii) above shall be readjusted for each month after the date such Permitted Acquisition is consummated or Bid Contract commences, as applicable, if the actual savings in operating expenses realized during such month as a result of such Permitted Acquisition or EBITDA actually earned as a result of such Bid Contract is less than projected; provided, further that there shall be included in such determination for such period all such amounts attributable to any Person acquired during such period pursuant to a Permitted Acquisition to the extent not subsequently sold or otherwise disposed of during such period.
          “Adjusted LIBOR” is defined in Section 1.5(b) hereof.
          “Administrative Agent” means Harris N.A. and any successor pursuant to Section 11.7 hereof.
          “Administrative Questionnaire” means an administrative questionnaire in a form supplied by the Administrative Agent and delivered to the Borrower from time to time.
          “Affiliate” means any Person directly or indirectly controlling or controlled by, or under direct or indirect common control with, another Person. A Person shall be deemed to control another Person for the purposes of this definition if such Person possesses, directly or indirectly, the power to direct, or cause the direction of, the management and policies of the other Person, whether through the ownership of voting securities, common directors, trustees or officers, by contract or otherwise; provided that, in any event for purposes of this definition, any Person that owns, directly or indirectly, 10% or more of the securities having the ordinary voting power for the election of directors or governing body of a corporation or 10% or more of the partnership or other ownership interest of any other Person (other than as a limited partner of such other Person) will be deemed to control such corporation or other Person.
          “Applicable BA Discount Rate” means (a) with respect to any Canadian Lender that is a Schedule I Bank, as applicable to a Bankers’ Acceptance being purchased by such Schedule I Bank on any day, the CDOR Rate for bankers’ acceptances having a term and face amount comparable to the term and face amount of such Bankers’ Acceptance and (b) with respect to any Canadian Lender other than a Schedule I Bank, as applicable to a Bankers’ Acceptance being purchased by such Canadian Lender on any day, the lesser of (i) the average (as determined by the Administrative Agent) of the respective percentage discount rates (expressed to two decimal places and rounded upward, if necessary, to the nearest 1/100th of 1%) quoted to the Administrative Agent by each Schedule II or Schedule III Reference Banks (as canvassed by the Administrative Agent in its discretion) as the percentage discount rate at which such Schedule II or Schedule III Reference Bank would, in accordance with its normal practices, at or about

10:00 A.M. (Toronto time) on such day, be prepared to purchase Bankers’ Acceptances accepted by such Schedule II or Schedule III Reference Bank having a term and a face amount comparable to the term and face amount of such Bankers’ Acceptance and (ii) the rate that is 0.10% per annum in excess of the rate determined pursuant to clause (a) of this definition in connection with the relevant issuance of Bankers’ Acceptances.
          “Applicable Margin” means, with respect to Loans, Reimbursement Obligations, and the commitment fees and letter of credit fees payable under Section 2.1 hereof, until the Pricing Date for the fiscal quarter of the Borrower ending March 31, 2011, the rates per annum shown opposite Level II below, and thereafter from one Pricing Date to the next, the Applicable Margin means the rates per annum determined in accordance with the following schedule:

Applicable Margin
for Base Rate Loans
under Revolving
Credit,
		Reimbursement	Applicable Margin
		Obligations and	for Eurodollar
		Canadian Prime Rate	Loans under
		Loans, Canadian	Revolving Credit
		Reimbursement	and Bankers’
		Obligations and	Acceptances and
		Base Rate Loans	Eurodollar Loans
		under the Canadian	under the Canadian	Applicable Margin
	Senior Leverage Ratio for Such	Revolving Credit	Revolving Credit	for Commitment Fee
Level	Pricing Date	shall be:	shall be:	shall be:
I	Less than 1.50 to 1.0	1.00%	2.25%	0.35%

II	Less than 2.0 to 1.0, but greater than or equal to 1.50 to 1.0	1.25%	2.50%	0.40%

III	Less than 2.50 to 1.00, but greater than or equal to 2.00 to 1.0	1.50%	2.75%	0.45%

IV	Greater than or equal to 2.50 to 1.0	1.75%	3.00%	0.50%
For purposes hereof, the term “Pricing Date” means the date on which the Administrative Agent is in receipt of the Borrower’s compliance certificate for the most recent financial statements for the fiscal quarter then ended, pursuant to Section 8.5 hereof and for the fourth fiscal quarter of each fiscal year of the Borrower, the date on which the Administrative Agent is in receipt of the Borrower’s compliance certificate for the year-end audit report for the fiscal year then ended, pursuant to Section 8.5 hereof. The Applicable Margin shall be established based on the Senior Leverage Ratio for the most recently completed fiscal quarter completed on or after March 31, 2011 and the Applicable Margin established on a Pricing Date shall remain in effect until the next Pricing Date. If the Borrower has not delivered its financial statements by the date such financial statements (and, in the case of the year-end financial statements, audit report) are required to be delivered under Section 8.5 hereof, until such financial statements and audit report are delivered, Level IV shall apply. If the Borrower subsequently delivers such financial statements before the next Pricing Date, the Applicable Margin established by such late delivered financial statements shall take effect from the date of delivery until the next Pricing Date. In all other circumstances, the Applicable Margin established by such financial statements shall be in effect from the Pricing Date that occurs immediately after the end of the fiscal quarter covered by such financial statements until the next Pricing Date. Each determination of the Applicable Margin made by the Administrative Agent in accordance with the foregoing shall be conclusive and binding on the Borrower and the Lenders if reasonably determined.
Notwithstanding the foregoing, in the event that any financial statement or compliance certificate delivered pursuant to Sections 8.5(a) or (b) hereof is shown to be inaccurate (regardless of whether this Agreement or the Commitments are in effect when such inaccuracy is discovered) and such inaccuracy, if corrected, would have led to the application of a higher Applicable Margin for any period (an “Applicable Period”) than the Applicable Margin applied for such Applicable Period, then (x) the Borrower shall promptly deliver to the Administrative Agent a correct compliance certificate for such Applicable Period, (y) the Applicable Margin for such Applicable Period shall be determined as if the Senior Leverage Ratio in the corrected compliance certificate were applicable for such Applicable Period, and (z) the Borrower or Canadian Borrowers, as applicable, shall promptly, but in any event within three (3) Business Days, pay to the Lenders or Canadian Lenders, as applicable, the accrued additional interest owing as a result of such increased Applicable Margin for such Applicable Period. The provisions of this definition shall not limit the rights of the Administrative Agent and the Lenders with respect to Section 9.1.
          “Application” is defined in Sections 1.2(b) and 1.4(b) hereof.
          “Approved Fund” means any Fund that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.
          “Assignment and Acceptance” means an assignment and acceptance entered into by a Lender and an Eligible Assignee (with the consent of any party whose consent is required by Section 13.12 hereof), and accepted by the Administrative Agent, in substantially the form of Exhibit F or any other form approved by the Administrative Agent.
          “Authorized Representative” means those persons shown on the list of officers provided by the Borrower pursuant to Section 7.2 hereof or on any update of any such list provided by the Borrower to the Administrative Agent, or any further or different officers of the Borrower so named by any Authorized Representative of the Borrower in a written notice to the Administrative Agent.
          “Available Cash” means, with respect to the Parent for any fiscal month (a) EBITDA for the twelve fiscal months then ended, less (b) the sum of (i) Cash Interest Expense (other than interest paid on the Convertible Notes during such period), (ii) principal payments (if any) required or made with respect to Indebtedness for Borrowed Money of the Parent and its Subsidiaries (other than repayments of the Revolving Loans, Canadian Revolving Loans and Swing Loans (with no reduction in the applicable Commitment)), (iii) Capital Expenditures made in cash, net of the Net Cash Proceeds of the sale of any equipment previously accounted for as a Capital Expenditure, (iv) cash taxes paid or payable during such period, and (v) Dividends paid by STA Holdings and Parkview during such period pursuant to Section 8.12(ii) hereof plus (c)(i) if such month is June, $0 or (ii) if such month is any month other than June, $3,500,000.
          “BA Discount Proceeds” means proceeds in respect of any Bankers’ Acceptance to be purchased by a Canadian Lender on any day under Section 1.3, in an amount (rounded to the nearest whole Canadian cent, and with one-half of one Canadian cent being rounded up) calculated on such day by dividing:
          (a) the face amount of such Bankers’ Acceptance; by
          (b) the sum of one plus the product of:
          (i) the Applicable BA Discount Rate (expressed as a decimal) applicable to such Bankers’ Acceptance; and
          (ii) a fraction, the numerator of which is the number of days in the term of such Bankers’ Acceptance commencing on the date of acceptance of the Bankers’ Acceptance and ending on, but excluding, the BA Maturity Date, and the denominator of which is 365;
with such product being rounded up or down to the fifth decimal place and .000005 being rounded up.
          “BA Maturity Date” means, with respect to any Bankers’ Acceptance, the date that is 30, 60, 90 or 180 days, as the applicable Canadian Borrower may elect in the applicable Notice of Borrowing or Notice of Continuation/Conversion, after the date of issuance of such Bankers’ Acceptance specified in such Notice of Borrowing or Notice of Continuation/Conversion; provided that:
          (a) any BA Maturity Date that would otherwise fall on a day which is not a Business Day shall be extended to the next succeeding Business Day, and
          (b) no BA Maturity Date may fall after the Revolving Credit Termination Date.
          “Bankers’ Acceptance” or “BA” means a bill of exchange denominated in Canadian Dollars drawn by a Canadian Borrower and accepted by a Canadian Lender pursuant to Section 1.3, including a depository bill issued in accordance with the Depository Bills and Notes Act (Canada); provided that, to the extent the context shall require, each Acceptance Note shall be deemed to be a Bankers’ Acceptance.
          “Base Rate” is defined in Section 1.5(a) hereof.

          “Base Rate Loan” means a Loan bearing interest at a rate specified in Section 1.5(a) hereof.
          “Bid Contracts” means each new contract entered into by the Borrower or any Subsidiary after the Closing Date relating to the transportation of students or other related activities for which the Borrower or such Subsidiary is committed to incur start-up costs, purchase new equipment, including without limitation, school buses, or to make capital improvements.
          “Borrower” is defined in the introductory paragraph of this Agreement.
          “Borrowing” means the total of Loans of a single type advanced, continued for an additional Interest Period, or converted from a different type into such type by the Lenders under a Credit on a single date and, in the case of Eurodollar Loans, for a single Interest Period. Borrowings of Loans are made and maintained ratably from each of the Lenders under a Credit according to their Percentages of such Credit. A Borrowing is “advanced” on the day Lenders advance funds comprising such Borrowing to the Borrower or Canadian Borrower, as applicable, is “continued” on the date a new Interest Period for the same type of Loans commences for such Borrowing, and is “converted” when such Borrowing is changed from one type of Loans to the other, all as requested by the Borrower pursuant to Section 1.7(a) hereof. Borrowings of Swing Loans are made by the Swing Line Lender in accordance with the procedures set forth in Section 1.16 hereof.
          “Business Day” means any day (other than a Saturday or Sunday) on which banks are not authorized or required to close in Chicago, Illinois and (i) if the applicable Business Day relates to the advance or continuation of, or conversion into, or payment of a Eurodollar Loan, on which banks are dealing in U.S. Dollar deposits in the interbank eurodollar market in London, England, (ii) if the applicable Business Day relates to the advance or continuation of, or conversion into, or payment of a Canadian Revolving Loan, on which banks are not authorized or required to close in Toronto, Ontario and (iii) if the applicable Business Day relates to the giving of notices other than relating to Borrowings, any day on which banks are not authorized or required to be closed in Toronto, Ontario.
          “CAM” means the mechanism for the allocation and exchange of interests in the credits and collections thereunder established under Section 3 hereof.
          “CAM Exchange” means the exchange of the Lenders’ interests provided for in Section 3.2.
          “CAM Exchange Date” means the first date after the Closing Date on which there shall occur any event described in paragraph (j) or (k) of Section 9.1 with respect to the Borrower or a Canadian Borrower.
          “CAM Percentage” means, as to each Lender, a fraction, expressed as a decimal to 12 decimal places, of which (a) the numerator shall be the sum of (i) the aggregate Designated Obligations owed to such Lender, (ii) such Lender’s pro rata share of the aggregate outstanding

L/C Obligations, if any, of such Lender, and (iii) such Lender’s pro rata share of the aggregate outstanding Canadian L/C Obligations, if any, of such Lender, in each case immediately prior to the CAM Exchange Date and (b) the denominator shall be the sum of (i) the aggregate Designated Obligations owed to all the Lenders, (ii) the aggregate outstanding L/C Obligations, and (iii) the aggregate Canadian L/C Obligations in each case immediately prior to such CAM Exchange Date. For purposes of computing each Lender’s CAM Percentage, all Designated Obligations which shall be denominated in an Canadian Dollars shall be converted into U.S. Dollars at the exchange rate in effect on the CAM Exchange Date.
          “Canadian Base Rate” means, for any day, a rate per annum equal to the higher of (i) the rate of interest per annum established by the Bank of Montreal as the reference rate of interest then in effect for determining interest rates on commercial loans denominated in Canadian Dollars made by it in Canada and (ii) the sum of one-half of one percent plus the cost of funds of Bank of Montreal for such day.
          “Canadian Benefit Plans” shall mean all material employee benefit plans of any nature or kind whatsoever that are not Canadian Pension Plans and are maintained or contributed to by the Parent, STA Holdings or any Subsidiary having employees in Canada.
          “Canadian Borrower” is defined in the introductory paragraph of this Agreement and shall mean and refer to STC and Parkview, individually or collectively, as the context may require.
          “Canadian Borrower Guarantee Agreement” is defined in Section 4.4 hereof.
          “Canadian Dollar Equivalent” means (i) the amount of any Obligation or Canadian Letter of Credit denominated in Canadian Dollars, and (ii) in relation to any Obligation denominated in U.S. Dollars, the amount of Canadian Dollars which would be realized by converting such U.S. Dollars into Canadian Dollars at the spot exchange rate quoted to the Administrative Agent, at approximately 11:00 a.m. (Chicago time) one Business Day prior to the date on which a computation thereof is required to be made, in each case, by major banks in the interbank foreign exchange market for the purchase of Canadian Dollars for such U.S. Dollars.
          “Canadian Dollars” and “CAN$” means the lawful currency of Canada.
          “Canadian L/C Issuer” means Bank of Montreal, in it capacity as the issuer of Canadian Letters of Credit hereunder, and its successors in such capacity as provided in Section 13.12 hereof.
          “Canadian L/C Obligations” means the aggregate undrawn face amount of all outstanding Canadian Letters of Credit and all unpaid Canadian Reimbursement Obligations.
          “Canadian L/C Sublimit” means CAN$5,000,000, as reduced pursuant to the terms hereof.

          “Canadian Lender” means each bank or other financial institution listed on the signature pages hereof as a Canadian Lender, each Person which becomes a Canadian Lender pursuant to Section 13.12, and their respective successors.
          “Canadian Lending Office” means, as to each Canadian Lender, its office located at its address set forth in its Administrative Questionnaire (or identified in its Administrative Questionnaire as its Canadian Lending Office) or such other office, branch or Affiliate of such Canadian Lender as it may hereafter designate as its Canadian Lending Office by notice to the Borrower and the Administrative Agent; provided that any Canadian Lender may so designate separate Canadian Lending Offices for its Canadian Loans of different Types and currencies, in which case all references herein to the Canadian Lending Office of such Canadian Lender shall be deemed to refer to any or all of such offices, as the context may require.
          “Canadian Letters of Credit” is defined in Section 1.4 hereof.
          “Canadian Loan” means a Loan made pursuant to Section 1.1(b) hereof and shall be deemed to include the acceptance and purchase of related Bankers’ Acceptances.
          “Canadian Pension Plan” shall mean each plan which is a registered pension plan for the purposes of the Income Tax Act (Canada) established, maintained or contributed to by the Parent, STA Holdings or any Subsidiary having employees in Canada.
          “Canadian Pension Regulator” is defined in Section 9.1(h) hereof.
          “Canadian Prime Rate Loan” means a Loan denominated in Canadian Dollars which bears interest calculated by reference to the Canadian Base Rate.
          “Canadian Revolver Percentage” means, for each Canadian Lender, the percentage of the Revolving Credit Commitments represented by such Canadian Lender’s Canadian Revolving Credit Commitment or, if the Canadian Revolving Credit Commitments have been terminated, the percentage held by such Canadian Lender of the aggregate principal amount of all Canadian Revolving Loans then outstanding.
          “Canadian Revolving Loan” is defined in Section 1.1(b) hereof and, as so defined, includes a Canadian Prime Rate Loan, Bankers’ Acceptance, Base Rate Loan or Eurodollar Loan, each of which is a “type” of Canadian Revolving Loan hereunder.
          “Canadian Reimbursement Obligation” is defined in Section 1.4(c) hereof.
          “Canadian Revolving Credit” means the credit facility for making Canadian Revolving Loans described in Sections 1.1(b) hereof.
          “Canadian Revolving Credit Commitment” means, as to any Canadian Lender, the obligation of such Canadian Lender to make Canadian Revolving Loans hereunder in an aggregate principal amount at any one time outstanding not to exceed the amount set forth opposite such Canadian Lender’s name on Schedule 1 attached hereto and made a part hereof, as the same may be reduced or modified at any time or from time to time pursuant to the terms hereof.
          “Canadian Security Agreement” means the Amended and Restated Security Agreement dated as of January 22, 2008, by the Parent, the Canadian Borrowers and certain Subsidiaries in favor of the Administrative Agent.
          “Capital Expenditures” means, with respect to the Parent and its Subsidiaries for any period, the aggregate amount of all expenditures (whether paid in cash or accrued as a liability) by the Borrower and its Subsidiaries during that period during which, in accordance with GAAP, are or should be included as “additions to property, plant or equipment” or similar items reflected in the statement of cash flows of the Borrower and its Subsidiaries excluding any such expenditures (A) incurred in connection with a Permitted Acquisition, (B) incurred in connection with a new Bid Contract or (C) to the extent funded with any issuance by the Parent of any equity securities as reasonably approved by the Administrative Agent.
          “Capital Lease” means any lease of Property which in accordance with GAAP is required to be capitalized on the balance sheet of the lessee.
          “Capitalized Lease Obligation” means, for any Person, the amount of the liability shown on the balance sheet of such Person in respect of a Capital Lease determined in accordance with GAAP.
          “Cash Interest Expense” means, with reference to any period, the sum of all cash interest charges net of interest income (including imputed interest charges with respect to Capitalized Lease Obligations and all amortization of debt discount and expense, but excluding paid-in-kind interest and dividends) of the Parent and its Subsidiaries for such period determined on a consolidated basis in accordance with GAAP. Cash Interest Expense shall give effect to any net payments made or received by the Parent or any of its Subsidiaries with respect to any Hedging Agreements required by Section 8.29 in effect during the applicable period (or any portion thereof).
          “Change of Control” means any of (a) the acquisition by any “person” or “group” (as such terms are used in sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) at any time of beneficial ownership of 35% or more of the outstanding capital stock or other equity interests of the Parent on a fully-diluted basis, (b) the failure of individuals who are members of the board of directors (or similar governing body) of the Parent on the Closing Date (together with any new or replacement directors whose initial nomination for election was approved by a majority of the directors who were either directors on the Closing Date or previously so approved) to constitute a majority of the board of directors (or similar governing body) of the Parent, (c) any “Change of Control” (or words of like import), as defined in any agreement or indenture relating to any issue of Indebtedness for Borrowed Money shall occur, (d) the Parent ceases to own and control, beneficially and of record, 100% of the issued and outstanding shares of Class A common stock of STA Holdings, and 80% of the issued and outstanding shares of capital stock or other equity interests of STA Holdings and 100% of the issued and outstanding shares of capital stock of Parkview, (e) STA Holdings ceases to own and control, beneficially and of record, 100% of the issued and outstanding shares of capital stock or other equity interests of the Borrower or (f) the Parent shall engage at any time in any business or business activity other than: (i) the ownership of all the outstanding Class A common stock of STA Holdings and all of the outstanding shares of capital stock of Parkview, together with activities directly related thereto, and (ii) if applicable, actions required by law to maintain its status as a corporation.
          “CDOR Rate” means on any date, with respect to a particular term as specified herein, the per annum rate of interest which is the rate based on an average rate applicable to Canadian Dollar bankers’ acceptances for the applicable term appearing on the “Reuters Screen CDOR Page” as of 10:00 A.M. (Toronto time) on such date, or if such date is not a Business Day, then on the immediately preceding Business Day (as adjusted by the Administrative Agent after 10:00 A.M. (Toronto time) to reflect any error in any posted rate or in the posted average annual rate); provided, however, if such rate does not appear on the Reuters Screen CDOR Page as contemplated, then the CDOR Rate on any date shall be calculated as the arithmetic mean of the rates for the term referred to above applicable to Canadian Dollar bankers’ acceptances quoted by the Bank of Montreal as of 10:00 A.M. (Toronto time) on such date, or if such date is not a Business Day, then on the immediately preceding Business Day.
          “Closing Date” means the date of this Agreement or such later Business Day upon which each condition described in Section 7.2 shall be satisfied or waived in a manner acceptable to all Lenders in their discretion.
          “Code” means the Internal Revenue Code of 1986, as amended, and any successor statute thereto.
          “Collateral” means all properties, rights, interests and privileges from time to time subject to the Liens granted to the Administrative Agent, or any security trustee therefor, by the Collateral Documents.
          “Collateral Account” is defined in Section 9.4 hereof.
          “Collateral Documents” means the Mortgages, the Pledge Agreement, the Security Agreement, the Canadian Security Agreement, the Intercreditor and Custodial Agreement and all other mortgages, deeds of trust, security agreements, pledge agreements, guarantees, assignments, financing statements and other documents as shall from time to time secure, guarantee or relate to the Obligations, the Hedging Liability, and the Funds Transfer and Deposit Account Liability or any part thereof.
          “Commitments” means the Revolving Credit Commitments and the Canadian Revolving Credit Commitments.
          “Contract” means each contract entered into by the Borrower or any Subsidiary providing for the transportation of students and other related activities.

          “Controlled Group” means all members of a controlled group of corporations and all trades or businesses (whether or not incorporated) under common control which, together with the Borrower, are treated as a single employer under Section 414 of the Code.
          “Convertible Note Indenture” means each Indenture among the Parent and the trustee party thereto pursuant to which any of the Convertible Notes have been issued. Each reference to the “Convertible Note Indenture” shall be deemed a reference to each Convertible Note Indenture individually or all Convertible Note Indentures, as the context may require.
          “Convertible Note Interest Payment Date” means the date of payment of interest with respect to the Convertible Notes as set forth in the relevant Convertible Notes or the relevant Convertible Note Indenture.
          “Convertible Notes” means the convertible senior subordinated notes of the Parent (A) issued on October 26, 2009 and November 10, 2009 in an aggregate principal amount of CAN$51,750,000 having a maturity date of October 31, 2014, with no amortization and bearing interest at 7.5% per annum and (B) issued on June 21, 2010 in an aggregate principal amount of CAN$50,000,000, having a maturity date of June 30, 2015, with no amortization and bearing interest at 6.75% per annum. Each reference to the “Convertible Notes” shall be deemed a reference to each Convertible Note individually or all Convertible Notes, as the context may require.
          “Credit” means any of the Revolving Credit, the Canadian Revolving Credit, and the Swing Line.
          “Credit Event” means the advancing of any Loan, any issuance of Bankers’ Acceptances, the continuation of or conversion into a Eurodollar Loan, or the issuance of, or extension of the expiration date or increase in the amount of, any Letter of Credit or Canadian Letter of Credit.
          “Default” means any event or condition the occurrence of which would, with the passage of time or the giving of notice, or both, constitute an Event of Default.
          “Defaulting Lender” means any Lender that (a) has failed to fund any portion of the Loans, participations in L/C Obligations or Canadian L/C Obligations or participations in Swing Line Loans required to be funded by it hereunder (herein, a “Defaulted Loan”) within two (2) Business Days of the date required to be funded by it hereunder unless such failure has been cured or is the result of such Lender’s good faith determination that a condition precedent to funding (specifically identified in writing and including the particular default, if any) has not been satisfied, as notified by such Lender to the Administrative Agent in writing, (b) has otherwise failed to pay over to the Administrative Agent or any other Lender any other amount required to be paid by it hereunder within two (2) Business Days of the date when due, unless the subject of a good faith dispute or unless such failure has been cured, or (c) has been deemed insolvent or become the subject of a bankruptcy or insolvency proceeding or a receiver or conservator has been appointed for such Lender.

          “Defaulting Lender Excess” means, with respect to any Defaulting Lender, the excess, if any, of such Defaulting Lender’s Percentage of the aggregate outstanding principal amount of Loans of all Lenders (calculated as if all Lenders had funded all of their respective Loans) over the aggregate outstanding principal amount of all Loans of such Defaulting Lender.
          “Defaulting Lender Period” means, with respect to any Defaulting Lender, the period commencing on the date upon which such Lender first became a Defaulting Lender and ending on the earliest of the following dates: (i) the date on which all Commitments are cancelled or terminated and/or the Obligations are declared or become immediately due and payable and (ii) the date on which (a) such Defaulting Lender is no longer insolvent, the subject of a bankruptcy or insolvency proceeding or, if applicable, under the direction of a receiver or conservator, (b) the Defaulting Lender Excess with respect to such Defaulting Lender shall have been reduced to zero (whether by the funding by such Defaulting Lender of any Defaulted Loans of such Defaulting Lender or otherwise), and (c) such Defaulting Lender shall have delivered to Borrower and the Administrative Agent a written reaffirmation of its intention to honor its obligations hereunder with respect to its Commitments.
          “Designated Obligations” means all Obligations in respect of accrued and unpaid (a) principal of and interest on the Loans (including Bankers’ Acceptances and Acceptance Fees with respect thereto), (b) any fees payable with respect to Letters of Credit or Canadian Letters of Credit and (c) commitment fees payable under Section 2.1(a) or (b), whether or not the same shall at the time of any determination be due and payable under the terms of the Loan Documents.
          “Disposition” means the sale, lease, conveyance, or other disposition of Property, other than sales or other dispositions expressly permitted under Section 8.10(a), 8.10(b), 8.10(e), or 8.10(f) hereof.
          “Distribution” means, with respect to the Parent, STA Holdings or any of its Subsidiaries, (i) any Dividend by such Person and (ii) any payment by such Person on account of any Indebtedness that is subordinated in right of payment to the Obligations.
          “Dividend” means, with respect to any Person, any dividend, distribution or return on any equity capital paid in cash or any other property (excluding common equity of such Person) to the stockholders, partners or members of such Person as such, or any redemption, retirement, purchase or other acquisition of any shares of any class of its capital stock, any partnership or membership interests or other equity interests, or any options or warrants issued by such Person with respect to its capital stock or other equity interests of such Person, or the setting aside of any funds for any of the foregoing purposes. Without limiting the foregoing, “Dividends” with respect to any Person shall also include all payments made or required to be made by such Person with respect to any stock appreciation rights, plans, equity incentive or achievement plans or any similar plans or setting aside of any funds for the foregoing purposes.
          “Domestic Subsidiary” means any Subsidiary other than a Foreign Subsidiary.

          “EBITDA” means, with reference to any period, Net Income for such period plus the sum of all amounts deducted in arriving at such Net Income amount in respect of (a) Interest Expense for such period, (b) foreign, federal, state and local income taxes (whether paid or deferred) for such period, (c) depreciation and amortization for such period, (d) the aggregate amount of write-offs of expenses arising in connection with prior issuances of debt or equity, (e) non-cash losses in an amount acceptable to the Administrative Agent resulting from impairment charges arising from the application of SFAS No. 142 or SFAS No. 144, (f) non-cash expenses relating to the periodic valuation of the preferred and common stock of STA Holdings, (g) non-cash charges reflecting the minority interest represented by the Class B and C common stock of STA Holdings, and (h) non-cash charges reflecting the mark-to-market of hedging transactions, less any extraordinary gains for such period and non-cash gains relating to the periodic valuation of the preferred and common stock of STA Holdings or the mark-to-market of hedging transactions.
          “Eligible Assignee” means (a) a Lender, (b) an Affiliate of a Lender, (c) an Approved Fund, and (d) any other Person (other than a natural person) approved by (i) the Administrative Agent, (ii) in the case of any assignment of a Revolving Credit Commitment, the L/C Issuer, (iii) in the case of any assignment of a Canadian Revolving Credit Commitment, the Canadian L/C Issuer, and (iv) unless an Event of Default has occurred and is continuing, the Borrower (each such approval not to be unreasonably withheld or delayed); provided that notwithstanding the foregoing, “Eligible Assignee” shall not include the Parent, STA Holdings, the Borrower, any Canadian Borrower or any Guarantor or any of the Parent’s, the Borrower’s, any Canadian Borrower’s or such Guarantor’s Affiliates or Subsidiaries.
          “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, or any successor statute thereto.
          “Eurodollar Loan” means a Loan bearing interest at the rate specified in Section 1.5(b) hereof.
          “Eurodollar Reserve Percentage” is defined in Section 1.5(b) hereof.
          “Event of Loss” means, with respect to any Property, any of the following: (a) any loss, destruction or damage of such Property or (b) any condemnation, seizure, or taking, by exercise of the power of eminent domain or otherwise, of such Property, or confiscation of such Property or the requisition of the use of such Property.
          “Event of Default” means any event or condition identified as such in Section 9.1 hereof.
          “Existing Credit Agreement” is defined in the Preliminary Statement hereof.
          “Existing Letters of Credit” is defined in Section 1.2(a) hereof.
          “Federal Funds Rate” means the fluctuating interest rate per annum described in part (x) of clause (ii) of the definition of Base Rate appearing in Section 1.5(a) hereof.

          “Foreign Subsidiary” means each Subsidiary not incorporated under the laws of the United States or of any State thereof.
          “Fund” means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of business.
          “Funds Transfer and Deposit Account Liability” means the liability of STA Holdings, the Borrower or any Subsidiary owing to any of the Lenders, or any Affiliates of such Lenders, arising out of (a) the execution or processing of electronic transfers of funds by automatic clearing house transfer, wire transfer or otherwise to or from deposit accounts of STA Holdings, the Borrower and/or any Subsidiary now or hereafter maintained with any of the Lenders or their Affiliates, (b) the acceptance for deposit or the honoring for payment of any check, draft or other item with respect to any such deposit accounts, and (c) any other deposit, disbursement, and cash management services afforded to STA Holdings, the Borrower or any Subsidiary by any of such Lenders or their Affiliates.
          “GAAP” means generally accepted accounting principles set forth from time to time in the opinions and pronouncements of the Canadian Institute of Chartered Accountants (or agencies with similar functions of comparable stature and authority within the Canadian accounting profession), which are applicable to the circumstances as of the date of determination, until such time as the Parent adopts the International Financial Reporting Standards (“IFRS”) and thereafter, IFRS and its interpretations adopted by the International Accounting Standards Board.
          “Guarantor” means (i) STA Holdings, the Borrower, STA ULC, Santa Barbara Transportation Corporation, STA of Connecticut, Inc., Goffstown Truck Center, Inc., Rick Bus Co., STA of Pennsylvania, Inc., Krise Bus Service, Inc., Student Transportation of Vermont, STA of New York, Inc., Ledgemere Transportation, Inc., Positive Connections, Inc., Altoona Student Transportation, Inc., Mid-City Transit Corporation, Middletown Transit Corp., Student Transportation of Florida, Inc., Jordan Transportation, Inc., Jordan Bus Service, Inc., Grand Island Transit Corporation, Ridge Road Express, Inc. and Scholastic Transportation Management Services, Inc., and (ii) each hereafter formed or acquired Domestic Subsidiary which executes a Subsidiary Guarantee Agreement.
          “Hedging Agreements” means each interest rate swap agreements, interest rate cap agreements, interest rate collar agreements, interest rate floor agreements, interest rate exchange agreements, foreign currency contracts, currency swap contracts, other similar interest rate or currency hedging arrangements or commodity hedging agreements with respect to fuel as the Borrower, any Canadian Borrower or any Subsidiary, as the case may be, may from time to time enter into with any one or more of the Lenders party to this Agreement or their Affiliates.
          “Hedging Liability” means the liability of the Borrower, any Canadian Borrower or any Subsidiary to any of the Lenders or their Affiliates under any Hedging Agreement.

          “Indebtedness for Borrowed Money” means for any Person (without duplication) (i) all indebtedness of such Person for borrowed money, whether current or funded, or secured or unsecured, including any capitalized interest thereon, (ii) all indebtedness for the deferred purchase price of Property or services, (iii) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to Property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of a default are limited to repossession or sale of such Property), (iv) all indebtedness secured by a purchase money mortgage or other Lien to secure all or part of the purchase price of Property subject to such mortgage or Lien, (v) all obligations under leases which shall have been or must be, in accordance with GAAP, recorded as Capital Leases in respect of which such Person is liable as lessee, (vi) any liability in respect of banker’s acceptances or letters of credit, (vii) any indebtedness, whether or not assumed, secured by Liens on Property acquired by such Person at the time of acquisition thereof, and (viii) all indebtedness referred to in clause (i), (ii), (iii), (iv), (v), (vi) or (vii) above which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which any of them have otherwise assured a creditor against loss, it being understood that the term “Indebtedness for Borrowed Money” shall not include (i) trade payables arising in the ordinary course of business, (ii) operating leases, or (iii) employment agreements and earn-out agreements (other than any cash payments thereunder that are in the nature of a deferred purchase price for an Acquisition in accordance with GAAP).
          “Intercreditor and Custodial Agreement” means the Intercreditor and Custodial Agreement dated as of December 14, 2006 among the Administrative Agent, Computershare Trust Company, Inc., as Trustee and Harris N.A., as Custodian, as the same may be amended, modified, supplemented or restated from time to time.
          “Interest Coverage Ratio” is defined in Section 8.24 hereof.
          “Interest Deferral Period” is defined in Section 8.23 hereof.
          “Interest Expense” means, with reference to any period, the sum of all interest charges net of interest income (including imputed interest charges with respect to Capitalized Lease Obligations and all amortization of debt discount and expense of the Parent and its Subsidiaries for such period determined on a consolidated basis in accordance with GAAP. Interest Expense shall give effect to any net payments made or received by the Parent or any of its Subsidiaries with respect to any Hedging Agreements required by Section 8.29 in effect during the applicable period (or any portion thereof).
          “Interest Period” is defined in Section 1.8 hereof.
          “L/C Issuer” means Harris N.A., in its capacity as the issuer of Letters of Credit hereunder, and its successors in such capacity as provided in Section 13.12 hereof.
          “L/C Obligations” means the aggregate undrawn face amounts of all outstanding Letters of Credit and all unpaid Reimbursement Obligations.

          “L/C Sublimit” means $15,000,000, as reduced pursuant to the terms hereof.
          “Lenders” means each Canadian Lender and each U.S. Lender and, unless the context otherwise requires, the Swing Line Lender.
          “Lending Office” is defined in Section 10.4 hereof.
          “Letter of Credit” is defined in Section 1.2(a) hereof.
          “LIBOR” is defined in Section 1.5(b) hereof.
          “Lien” means any mortgage, lien, security interest, pledge, hypothec, charge or encumbrance of any kind in respect of any Property, including the interests of a vendor or lessor under any conditional sale, Capital Lease or other title retention arrangement.
          “Loan” means a Base Rate Loan, Eurodollar Loan, Canadian Prime Rate Loan or Bankers’ Acceptance, each of which is a “type” of Loan hereunder, outstanding as a Revolving Loan or Canadian Revolving Loan, as applicable.
          “Loan Documents” means this Agreement, the Notes (if any), the Applications, the Bankers’ Acceptances, the Acceptance Notes, the Collateral Documents, the Canadian Borrower Guarantee Agreements and each other instrument or document to be delivered hereunder or thereunder or otherwise in connection therewith.
          “Material Adverse Effect” means (a) a material adverse change in, or material adverse effect upon, the operations, business, Property, or condition (financial or otherwise) of the Borrower or of the Borrower and its Subsidiaries, taken as a whole, or the Parent and its subsidiaries, taken as a whole, (b) a material impairment of the ability of the Parent, STA Holdings, the Borrower, any Canadian Borrower or any Subsidiary to perform its material obligations under any Loan Document, or (c) a material adverse effect upon (i) the legality, validity, binding effect or enforceability against the Parent, STA Holdings, the Borrower, any Canadian Borrower or any Subsidiary of any Loan Document or the rights and remedies of the Administrative Agent and the Lenders thereunder or (ii) the perfection or priority of any Lien granted on a significant portion of the Collateral under any Collateral Document.
          “Moody’s” means Moody’s Investors Service, Inc.
          “Mortgages” means, collectively, each mortgage or deed of trust required to be delivered to the Administrative Agent from time to time pursuant to Section 4.3 hereof, as the same may be amended, modified, supplemented or restated from time to time.
          “Net Cash Proceeds” means, as applicable, (a) with respect to any Disposition by a Person, cash and cash equivalent proceeds received by or for such Person’s account, net of (i) reasonable direct costs, fees and expenses relating to such Disposition, (ii) sale, use or other taxes paid or payable by such Person as a direct result of such Disposition and (iii) any repayments by the Borrower or any Subsidiary of Indebtedness for Borrowed Money to the

extent that (A) such Indebtedness for Borrowed Money is secured by a Lien on the Property that is the subject of such Disposition or (B) the transferee of (or holder or a Lien on) such Property requires (or such transferee’s lender requires) that such Indebtedness for Borrowed Money be repaid as a condition to the purchase of such Property, (b) with respect to any Event of Loss of a Person, cash and cash equivalent proceeds received by or for such Person’s account (whether as a result of payments made under any applicable insurance policy therefor or in connection with condemnation proceedings or otherwise), net of reasonable direct costs incurred in connection with the collection of such proceeds, awards or other payments; and (c) with respect to any offering of equity securities of a Person or the issuance of any Indebtedness for Borrowed Money by a Person, cash and cash equivalent proceeds received by or for such Person’s account, net of reasonable legal, underwriting, and other fees and expenses incurred as a direct result thereof.
          “Net Income” means, with reference to any period, the net income (or net loss) of the Parent and its Subsidiaries for such period computed on a consolidated basis in accordance with GAAP; provided that there shall be excluded from Net Income (a) the net income (or net loss) of any Person accrued prior to the date it becomes a Subsidiary of, or has merged into or consolidated with, Parent or any Subsidiary, and (b) the net income (or net loss) of any Person (other than a Subsidiary) in which the Parent or any of its Subsidiaries has a equity interest in, except to the extent of the amount of dividends or other distributions actually paid to the Parent or any of its Subsidiaries during such period.
          “Note Purchase Agreement” means the Note Purchase Agreement dated as of December 14, 2006 by and among Student Transportation of America, Inc., Student Transportation of America, Holdings, Inc., Student Transportation Inc. (f/k/a Student Transportation of America, Ltd.), the Noteholders from time to time party thereto and Computershare Trust Company, Inc., as Trustee.
          “Note Purchase Agreement Obligations” means the “Obligations” as defined in the Note Purchase Agreement.
          “Notes” means and includes the Revolving Notes, the Canadian Revolving Notes, the Acceptance Notes, and the Swing Note.
          “Notice of Borrowing” is defined in Section 1.7(a) hereof.
          “Notice of Continuation/Conversion” is defined in Section 1.7(a) hereof.
          “Obligations” means all obligations of the Borrower and each Canadian Borrower to the Lenders to pay principal and interest on the Loans, all Reimbursement Obligations, all Canadian Reimbursement Obligations, all fees and charges payable hereunder, and all other payment obligations of the Parent, the Borrower, any Canadian Borrower, STA Holdings or any Subsidiary arising under or in relation to any Loan Document, in each case whether now existing or hereafter arising, due or to become due, direct or indirect, absolute or contingent, and howsoever evidenced, held or acquired.

          “OFAC” means the United States Department of Treasury Office of Foreign Assets Control.
          “OFAC Event” means the event specified in Section 8.23(b) hereof.
          “OFAC Sanctions Programs” means all laws, regulations, and Executive Orders administered by OFAC, including without limitation, the Bank Secrecy Act, anti-money laundering laws (including, without limitation, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Pub. L. 107-56 (a/k/a the USA Patriot Act)), and all economic and trade sanction programs administered by OFAC, any and all similar United States federal laws, regulations or Executive Orders, and any similar laws, regulators or orders adopted by any State within the United States.
          “OFAC SDN List” means the list of the Specially Designated Nationals and Blocked Persons maintained by OFAC.
          “Original Canadian Dollar Amount” means the amount of any Obligation denominated in Canadian Dollars and, in relation to any Loan denominated in U.S. Dollars, the Canadian Dollar Equivalent of such Loan on the day it is advanced or continued for an Interest Period.
          “Parent” means Student Transportation Inc., a corporation organized under the laws of Ontario, Canada.
          “Parkview” is defined in the introductory paragraph of this Agreement.
          “Participating Interest” is defined in Section 1.2(d) hereof.
          “Participating Lender” is defined in Section 1.2(d) hereof.
          “PBGC” means the Pension Benefit Guaranty Corporation or any Person succeeding to any or all of its functions under ERISA.
          “Percentage” means for any Lender its Revolver Percentage or Canadian Revolver Percentage, as applicable; and where the term “Percentage” is applied on an aggregate basis (including, without limitation, Section 13.13 hereof), such aggregate percentage shall be calculated by aggregating the separate components of the Revolver Percentage and Canadian Revolver Percentage, and expressing such components on a single percentage basis.
          “Permitted Acquisition” means any Acquisition with respect to which all of the following conditions have been satisfied:
          (a) the acquired business is in a line of business related to that of the Borrower and has its primary operations in either the United States of America or Canada;

          (b) no Default or Event of Default exists or would exist after giving effect to such Acquisition;
          (c) the Board of Directors or other governing body or the holders of 100% of the Voting Stock of such Person whose Property, Voting Stock or other interests in which are being so acquired has approved the terms of such Acquisition;
          (d) after giving effect to any Borrowings necessary to fund such Acquisition there would be at least $3,000,000 in Unused Revolving Credit Commitments, if such Acquisition is of a Domestic Subsidiary or CAN$3,000,000 in Unused Canadian Revolving Credit Commitments, if such Acquisition is made by a Canadian Borrower, on a pro forma basis after giving effect to such Acquisition (taking into account the effect of the expenditures referred to immediately hereafter) calculated as if the expenditures on equipment or capital improvements to be expended in connection with such Acquisition were spent on the date such Acquisition was consummated;
          (e) the Borrower delivers to the Lenders (A) evidence satisfactory to the Required Lenders that it would be in compliance with Section 8.25 and 8.26 hereof on a pro forma basis (assuming the purchase price paid in cash was advanced hereunder as Revolving Loans or Revolving Canadian Loans and all liabilities assumed in connection with such Acquisition and all notes issued to the seller in connection with such Acquisition were incurred, on the first day of the most recently ended period of twelve fiscal months) by more than 0.10 to 1.00, along with a notice detailing the expected principal amount of Revolving Loans or Canadian Revolving Loans to be incurred in connection with such Acquisition, and (B) copies of the purchase agreement and other documents executed or to be executed in connection with the Acquisition;
          (f) if the portion of the purchase price for any Acquisition paid by cash plus the aggregate principal amount of any notes issued to the seller in connection with such Acquisition when taken together with all liabilities assumed in connection with such Acquisition exceeds $30,000,000 the financial statements of the acquired business shall have been audited by a nationally recognized accounting firm, or if such financial statements have not been audited by such an accounting firm, such financial statements shall have undergone a quality of earnings review by an accounting firm reasonably acceptable to the Administrative Agent; and
          (g) if the portion of the purchase price for any Acquisition paid by cash plus the aggregate principal amount of any notes issued to the seller in connection with such Acquisition when taken together with all liabilities assumed in connection with such Acquisition exceeds $50,000,000, the Required Lenders shall have approved such Acquisition in writing.
          “Person” means an individual, partnership, corporation, limited liability company, association, trust, unincorporated organization or any other entity or organization, including a government or agency or political subdivision thereof.

          “Plan” means any employee pension benefit plan covered by Title IV of ERISA or subject to the minimum funding standards under Section 412 of the Code that either (i) is maintained by a member of the Controlled Group for employees of a member of the Controlled Group or (ii) is maintained pursuant to a collective bargaining agreement or any other arrangement under which more than one employer makes contributions and to which a member of the Controlled Group is then making or accruing an obligation to make contributions or has within the preceding five plan years made contributions.
          “Pledge Agreement” means that certain Amended and Restated Pledge Agreement dated as of February 4, 2011 among STA Holdings, the Borrower and its Subsidiaries and the Administrative Agent, as the same may be amended, modified, supplemented or restated from time to time.
          “PPSA” means the Personal Property Security Act (Ontario) and the regulations thereunder or other personal property security legislation of the applicable Canadian province or provinces (including the Civil Code of the Province of Quebec and the regulation respecting the register of personal and movable real rights thereunder), as all such legislation now exists or may from time to time hereafter be amended, modified, supplemented or replaced, together with all rules, regulations and interpretations thereunder or related thereto.
          “Property” means, as to any Person, all types of real, personal, tangible, intangible or mixed property owned by such Person whether or not included in the most recent balance sheet of such Person and its subsidiaries under GAAP.
          “Quoted Rate” is defined in Section 1.16(c) hereof.
          “Receivables” means all rights to payment of a monetary obligation, evidenced by accounts, contract rights, instruments, chattel paper or general intangibles in which the Borrower or any Subsidiary now has or hereafter acquires title to.
          “Reimbursement Obligation” is defined in Section 1.2(c) hereof.
          “Required Lenders” means, as of the date of determination thereof, Lenders whose outstanding Loans and interests in Letters of Credit and Canadian Letters of Credit, Unused Revolving Credit Commitments, and Unused Canadian Revolving Credit Commitments constitute more than 50% of the sum of the total outstanding Loans, interests in Letters of Credit and Canadian Letters of Credit, Unused Revolving Credit Commitments, and Unused Canadian Revolving Credit Commitments of the Lenders. For purposes of calculating the “Required Lenders”, an Obligation denominated in Canadian Dollars and the Unused Canadian Revolving Credit Commitments shall be calculated using the U.S. Dollars Equivalent of each such amount.
          “Reuters Screen CDOR Page” means the display designated as page CDOR on the Reuters Monitor Money Rates Service or other page as may, from time to time, replace that page on that service for the purpose of displaying bid quotations for bankers’ acceptances accepted by leading Canadian banks.

          “Revolver Percentage” means, for each U.S. Lender, the percentage of the Revolving Credit Commitments represented by such U.S. Lender’s Revolving Credit Commitment or, if the Revolving Credit Commitments have been terminated, the percentage held by such U.S. Lender (including through participation interests in Reimbursement Obligations) of the aggregate principal amount of all Revolving Loans and L/C Obligations then outstanding.
          “Revolving Credit” means the credit facility for making Revolving Loans and issuing Letters of Credit described in Sections 1.1 (a) and 1.2 hereof.
          “Revolving Credit Commitment” means, as to any U.S. Lender, the obligation of such U.S. Lender to make Revolving Loans and to participate in Swing Loans and Letters of Credit issued for the account of the Borrower hereunder in an aggregate principal or face amount at any one time outstanding not to exceed the amount set forth opposite such U.S. Lender’s name on Schedule 1 attached hereto and made a part hereof, as the same may be reduced or modified at any time or from time to time pursuant to the terms hereof.
          “Revolving Credit Termination Date” means February 4, 2016, or such earlier date on which the Revolving Credit Commitments are terminated in whole pursuant to Section 1.14, 9.2 or 9.3 hereof.
          “Revolving Loan” is defined in Section 1.1 hereof and, as so defined, includes a Base Rate Loan or a Eurodollar Loan, each of which is a “type” of Revolving Loan hereunder.
          “Revolving Note” is defined in Section 1.12 hereof.
          “S&P” means Standard & Poor’s Ratings Services Group, a division of The McGraw-Hill Companies, Inc.
          “Schedule I Reference Bank” shall mean any Canadian bank which is named on Schedule I to the Bank Act (Canada).
          “Schedule II Reference Bank” or “Schedule III Reference Bank” shall mean any Canadian bank which is named on Schedule II or Schedule II to the Bank Act (Canada).
          “Security Agreement” means that certain Amended and Restated Security Agreement dated as of February 4, 2011 among STA Holdings, the Borrower, the Subsidiaries and the Administrative Agent, as the same may be amended, modified, supplemented or restated from time to time.
          “Senior Leverage Ratio” means, as of the last day of any fiscal quarter of the Parent, the ratio of Total Senior Funded Debt of the Parent and its Subsidiaries as of the last day of such fiscal quarter to Adjusted EBITDA of the Parent and its Subsidiaries for the period of four fiscal quarters then ended.
          “Senior Secured Notes” means the “Notes” as defined in the Note Purchase Agreement.

          “STA Holdings” means Student Transportation of America Holdings, Inc., a corporation organized under the laws of the State of Delaware.
          “STA ULC” means Student Transportation of America ULC, an unlimited liability company organized under the laws of Nova Scotia, Canada.
          “STC” is defined in the introductory paragraph of this Agreement.
          “Subordinated Debt” means (i) Indebtedness for Borrowed Money issued pursuant to any Convertible Note Indenture and (ii) Indebtedness for Borrowed Money owing to any Person on terms and conditions, and in such amounts, reasonably acceptable to the Administrative Agent and the Required Lenders (as evidenced by their written approval) and which is subordinated in right of payment to the prior payment in full of the Obligations pursuant to written subordination provisions approved in writing by the Administrative Agent and the Required Lenders.
          “Subsidiary” means, as to any particular parent corporation or organization, any other corporation or organization more than 50% of the outstanding Voting Stock of which is at the time directly or indirectly owned by such parent corporation or organization or by any one or more other entities which are themselves subsidiaries of such parent corporation or organization. The term “Subsidiary” means a subsidiary of Parent or of any of its direct or indirect Subsidiaries.
          “Subsidiary Guarantee Agreement” means a letter to the Administrative Agent in the form of Exhibit G hereto executed by a Subsidiary whereby it acknowledges it is party hereto as a Guarantor under Section 12 hereof.
          “Swing Line” means the credit facility for making one or more Swing Loans described in Section 1.16 hereof.
          “Swing Line Lender” means Harris N.A., acting in its capacity as the Lender of Swing Loans hereunder, or any successor Lender acting in such capacity appointed pursuant to Section 13.12 hereof.
          “Swing Line Sublimit” means $5,000,000, as reduced pursuant to the terms hereof.
          “Swing Loan” and “Swing Loans” each is defined in Section 1.16 hereof.
          “Swing Note” is defined in Section 1.12 hereof.
          “Total Funded Debt” means, at any time the same is to be determined, the sum of (A) the aggregate of all Indebtedness for Borrowed Money of the Parent and its Subsidiaries at such time other than the Revolving Loans and Canadian Revolving Loans, plus (B) the aggregate outstanding principal amount of Revolving Loans, Canadian Revolving Loans and Swing Loans and the “Revolving Loans” and “Canadian Revolving Loans” under the Existing Credit Agreement the proceeds of which are used to finance a Permitted Acquisition or Bid Contract, plus (C) the daily average aggregate outstanding principal amount of the Revolving Loans, Canadian Revolving Loans and Swing Loans and the “Revolving Loans,” “Canadian Revolving Loans” and “Swing Loans” under the Existing Credit Agreement for the twelve month period then ended the proceeds of which are used for any purpose other than to finance a Permitted Acquisition or Bid Contract.
          “Total Leverage Ratio” means, as of the last day of any fiscal quarter of the Parent, the ratio of Total Funded Debt of the Parent and its Subsidiaries as of the last day of such fiscal quarter to Adjusted EBITDA of the Parent and its Subsidiaries for the period of four fiscal quarters then ended.
          “Total Revenue” means the total revenue of the Parent and its Subsidiaries as shown on the most recent annual financial statements of the Parent delivered pursuant to Section 8.5 hereof.
          “Total Senior Funded Debt” means, at any time the same is to be determined, Total Funded Debt at such time minus the principal balance (including capitalized interest) of Subordinated Debt of the Parent and its Subsidiaries then outstanding.
          “U.S. Dollars” and “$” each means the lawful currency of the United States of America.
          “U.S. Dollar Equivalent” means (a) the amount of any Obligation or Letter of Credit denominated in U.S. Dollars, (b) in relation to any Obligation denominated in Canadian Dollars, the amount of U.S. Dollars which would be realized by converting such Canadian Dollars into U.S. Dollars at the spot exchange rate quoted to the Administrative Agent, at approximately 11:00 a.m. (Chicago time) one Business Day prior to the date on which a computation thereof is required to be made, in each case, by major banks in the interbank foreign exchange market for the purchase of U.S. Dollars for such Canadian Dollars.
          “U.S. Lender” means each bank or other financial institution listed on the signature pages hereof as a U.S. Lender, each Person which becomes a U.S. Lender pursuant to Section 13.12, and their respective successors.
          “Unfunded Vested Liabilities” means, for any Plan at any time, the amount (if any) by which the present value of all vested nonforfeitable accrued benefits under such Plan exceeds the fair market value of all Plan assets allocable to such benefits, all determined as of the then most recent valuation date for such Plan, but only to the extent that such excess represents a potential liability of a member of the Controlled Group to the PBGC or the Plan under Title IV of ERISA.
          “Unused Canadian Revolving Credit Commitments” means, at any time, the difference between the Canadian Revolving Credit Commitments then in effect and the aggregate outstanding principal amount of Canadian Revolving Loans and Canadian L/C Obligations.
          “Unused Revolving Credit Commitments” means, at any time, the difference between the Revolving Credit Commitments then in effect and the aggregate outstanding principal amount of Revolving Loans and L/C Obligations.

          “VIN” is defined in Section 4.6 hereof.
          “Voting Stock” of any Person means capital stock or other equity interests of any class or classes (however designated) having ordinary power for the election of directors or other similar governing body of such Person, other than stock or other equity interests having such power only by reason of the happening of a contingency.
          “Welfare Plan” means a “welfare plan” as defined in Section 3(1) of ERISA.
          “Wholly-owned Subsidiary” means a Subsidiary of which all of the issued and outstanding shares of capital stock (other than directors’ qualifying shares as required by law) or other equity interests are owned by STA Holdings and/or one or more Wholly-owned Subsidiaries within the meaning of this definition.
     Section 5.2. Interpretation. The foregoing definitions are equally applicable to both the singular and plural forms of the terms defined. The words “hereof”, “herein”, and “hereunder” and words of like import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All references to time of day herein are references to Chicago, Illinois, time unless otherwise specifically provided. Where the character or amount of any asset or liability or item of income or expense is required to be determined or any consolidation or other accounting computation is required to be made for the purposes of this Agreement, it shall be done in accordance with GAAP except where such principles are inconsistent with the specific provisions of this Agreement.
     Section 5.3. Change in Accounting Principles. If, through the adoption by the Parent of IFRS, or otherwise, there shall occur any change in accounting principles from those used in the preparation of the financial statements referred to in Section 6.5 hereof and such change shall result in a change in the method of calculation of any financial covenant, standard or term found in this Agreement, either the Borrower or the Required Lenders may by notice to the Lenders and the Borrower, respectively, require that the Lenders and the Borrower negotiate in good faith to amend such covenants, standards, and term so as equitably to reflect such change in accounting principles, with the desired result being that the criteria for evaluating the financial condition of the Borrower and its Subsidiaries shall be the same as if such change had not been made. No delay by the Borrower or the Required Lenders in requiring such negotiation shall limit their right to so require such a negotiation at any time after such a change in accounting principles. Until any such covenant, standard, or term is amended in accordance with this Section 5.3, financial covenants shall be computed and determined in accordance with GAAP in effect prior to such change in accounting principles. Without limiting the generality of the foregoing, the Borrower shall neither be deemed to be in compliance with any financial covenant hereunder nor out of compliance with any financial covenant hereunder if such state of compliance or noncompliance, as the case may be, would not exist but for the occurrence of a change in accounting principles after the date hereof.

Section 6. Representations and Warranties.
          Each of STA Holdings, the Borrower and each Canadian Borrower represents and warrants to the Administrative Agent and the Lenders as follows:
     Section 6.1. Organization and Qualification. Each of STA Holdings and the Borrower is duly organized, validly existing and in good standing as a corporation under the laws of the jurisdiction of its organization, has full and adequate power to own its Property and conduct its business as now conducted, and is duly licensed or qualified and in good standing in each jurisdiction in which the nature of the business conducted by it or the nature of the Property owned or leased by it requires such licensing or qualifying, except where the failure to do so would not have a Material Adverse Effect.
     Section 6.2. Subsidiaries. Each Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized, has full and adequate power to own its Property and conduct its business as now conducted, and is duly licensed or qualified and in good standing in each jurisdiction in which the nature of the business conducted by it or the nature of the Property owned or leased by it requires such licensing or qualifying, except where the failure to do so would not have a Material Adverse Effect. As of the date hereof, Schedule 6.2 hereto identifies each Subsidiary, the jurisdiction of its organization, the percentage of issued and outstanding shares of each class of its capital stock or other equity interests owned by the relevant Borrower and the other Subsidiaries and, if such percentage is not 100% (excluding directors’ qualifying shares as required by law), a description of each class of its authorized capital stock and other equity interests and the number of shares of each class issued and outstanding. All of the outstanding shares of capital stock and other equity interests of each Subsidiary are validly issued and outstanding and fully paid and nonassessable and all such shares and other equity interests indicated on Schedule 6.2 as owned by STA Holdings, the Borrower or another Subsidiary are owned, beneficially and of record, by STA Holdings, the Borrower or such Subsidiary free and clear of all Liens other than the Liens granted in favor of the Administrative Agent for the benefit of the Lenders pursuant to the Collateral Documents and in favor of the holders of the Senior Secured Notes pursuant to the “Pledge Agreement” as defined in the Note Purchase Agreement. There are no outstanding commitments or other obligations of any Subsidiary to issue, and no options, warrants or other rights of any Person to acquire, any shares of any class of capital stock or other equity interests of any Subsidiary.
     Section 6.3. Authority and Validity of Obligations. The Borrower has full right and authority to enter into this Agreement and the other Loan Documents executed by it, to make the Borrowings herein provided for, to issue its Notes in evidence thereof if required, to grant to the Administrative Agent the Liens described in the Collateral Documents executed by the Borrower, to guarantee the Obligations of the Canadian Borrowers, and to perform all of its obligations hereunder and under the other Loan Documents executed by it. The Canadian Borrowers each have full right and authority to enter into this Agreement and the other Loan Documents executed by it, to make the Borrowings herein provided for, to issue its Notes if required in evidence thereof, to grant to the Administrative Agent the Liens described in the Collateral Documents executed by such Canadian Borrower, and to perform all of its obligations hereunder and under the other Loan Documents executed by it. Each of STA Holdings and each

Subsidiary has full right and authority to enter into the Loan Documents executed by it, to guarantee the Obligations, Hedging Liability, and Funds Transfer and Deposit Account Liability in accordance with the terms of this Agreement, to grant to the Administrative Agent the Liens described in the Collateral Documents executed by such Person, and to perform all of its obligations under the Loan Documents executed by it. The Loan Documents delivered by STA Holdings, the Borrower and by each Subsidiary have been duly authorized, executed and delivered by such Person and constitute valid and binding obligations of such Person enforceable against it in accordance with their terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance or similar laws affecting creditors’ rights generally and general principles of equity (regardless of whether the application of such principles is considered in a proceeding in equity or at law); and this Agreement and the other Loan Documents do not, nor does the performance or observance by STA Holdings, the Borrower or any Subsidiary of any of the matters and things herein or therein provided for, (a) contravene or constitute a default under any provision of law or any judgment, injunction, order or decree binding upon STA Holdings, the Borrower or any Subsidiary or any provision of the organizational documents (e.g. charter, certificate or articles of incorporation and by-laws, articles of association or operating agreement, partnership agreement, or other similar organizational documents) of STA Holdings, the Borrower or any Subsidiary, (b) contravene or constitute a default under any covenant, indenture or agreement of or affecting STA Holdings, the Borrower or any Subsidiary or any of its Property, in each case where such contravention or default, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect, or (c) result in the creation or imposition of any Lien on any Property of STA Holdings, the Borrower or any Subsidiary other than the Liens granted in favor of the Administrative Agent pursuant to the Collateral Documents.
     Section 6.4. Use of Proceeds; Margin Stock. The Borrower and the Canadian Borrowers shall use the proceeds of the Revolving Credit and the Canadian Revolving Credit, as applicable, for their respective general working capital purposes and for such other legal and proper purposes, including, without limitation, refinancing then existing Indebtedness for Borrowed Money, the payment of Dividends permitted to be paid hereunder, to finance Permitted Acquisitions, and the purchase of vehicles related to new Bid Contracts, as are consistent with all applicable laws. Neither STA Holdings, the Borrower nor any Subsidiary is engaged in the business of extending credit for the purpose of purchasing or carrying margin stock (within the meaning of Regulation T, U and X of the Board of Governors of the Federal Reserve System), and no part of the proceeds of any Loan or any other extension of credit made hereunder will be used to purchase or carry any such margin stock or to extend credit to others for the purpose of purchasing or carrying any such margin stock. Margin stock (as hereinabove defined) constitutes less than 25% of those assets of STA Holdings, the Borrower and its Subsidiaries which are subject to any limitation on sale, pledge, or other restriction hereunder.
     Section 6.5. Financial Reports. The consolidated balance sheet of the Parent and its Subsidiaries as at June 30, 2010, and the related consolidated statements of operations and accumulated deficit, and consolidated statement of cash flows of the Parent and its Subsidiaries for the fiscal year then ended, and accompanying notes thereto, which financial statements are accompanied by the unqualified audit report of Ernst & Young LLP, independent public accountants, and the unaudited interim consolidated balance sheet of the Parent as at

September 30, 2010, and the related consolidated statements of income and cash flows of the Parent and its Subsidiaries for the three (3) months then ended, furnished to the Administrative Agent and the Lenders on or prior to the Closing Date, fairly present the consolidated financial condition of the Parent and its Subsidiaries as at said dates and the consolidated results of their operations and cash flows for the periods then ended in conformity with GAAP (except for the absence of footnotes and year-end adjustments in the case of unaudited financial statements) applied on a consistent basis. Neither the Parent nor any Subsidiary has contingent liabilities which are material to it other than as indicated on such financial statements or, with respect to future periods, on the financial statements furnished pursuant to Section 8.5 hereof.
     Section 6.6. No Material Adverse Change. Since June 30, 2010, there has been no change in the condition (financial or otherwise) of the Borrower and its Subsidiaries, taken as a whole, or the Parent and its Subsidiaries, taken as a whole, except those occurring in the ordinary course of business, none of which individually or in the aggregate could reasonably be expected to have a Material Adverse Effect.
     Section 6.7. Full Disclosure. The written statements and written information furnished to the Administrative Agent and the Lenders in connection with the negotiation of this Agreement and the other Loan Documents and the commitments by the Lenders to provide all or part of the financing contemplated hereby as supplemented from time to time prior to the Closing Date and taken as a whole do not contain any untrue statements of a material fact or omit a material fact necessary to make the material statements contained herein or therein not misleading in light of circumstances existing at the time made, the Administrative Agent and the Lenders acknowledging that as to any projections or forward looking statements furnished to the Administrative Agent and the Lenders, the Borrower only represents that the same were prepared on the basis of information and estimates the Borrower believed at the time of delivery thereof to be reasonable (it being recognized by the Lenders that: (1) projections and forward looking statements reflect the Borrower’s current expectations regarding anticipated future events, results, circumstances, performance or expectations that are not historical facts; (2) projections or forward looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved; (3) a number of factors could cause actual results to differ materially from the amounts projected, expressed or implied in any projections or forward-looking statement of Borrower, including, but not limited to, the factors discussed under “Risk Factors” in the Parent’s Annual Information Form, a copy of which can be obtained at www.sedar.com; (4) material factors and assumptions that were relied upon in making the projections or forward-looking statements include contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance; (5) any projections or forward-looking statements are made as of the date of this Agreement; and (6) actual results may differ from projected results).
     Section 6.8. Trademarks, Franchises, and Licenses. Except as would not cause a Material Adverse Effect, STA Holdings, the Borrower and its Subsidiaries own, possess, or have the right to use all necessary patents, licenses, franchises, trademarks, trade names, trade styles, copyrights, trade secrets, know how and confidential commercial and proprietary information to conduct their businesses as now conducted, without known conflict with any patent, license, franchise, trademark, trade name, trade style, copyright or other proprietary right of any other Person.
     Section 6.9. Governmental Authority and Licensing. STA Holdings, the Borrower and each Subsidiary have received all licenses, permits, and approvals of all Federal, state, local, and foreign governmental authorities, if any, necessary to conduct their businesses, in each case where the failure to obtain or maintain the same could reasonably be expected to have a Material Adverse Effect. No investigation or proceeding which, if adversely determined, could reasonably be expected to result in revocation or denial of any material license, permit, or approval is pending or, to the knowledge of the Borrower, threatened.
     Section 6.10. Good Title. STA Holdings, the Borrower and each Subsidiary have good and defensible title (or valid leasehold interests) to their assets as reflected on the most recent consolidated balance sheet of the Parent and its Subsidiaries furnished to the Administrative Agent and the Lenders (except for sales of assets in the ordinary course of business or in accordance with this Agreement), subject to no Liens other than such thereof as are permitted by Section 8.8 hereof.
     Section 6.11. Litigation and Other Controversies. Except as disclosed on Schedule 6.11, there is no litigation or governmental or arbitration proceeding or labor controversy pending, nor to the knowledge of the Borrower threatened, against the Parent, STA Holdings, the Borrower or any Subsidiary or any of their Property which if adversely determined, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.
     Section 6.12. Taxes. All Canadian (federal and provincial), Federal and other material tax returns required to be filed by the Parent, STA Holdings, the Borrower or any Subsidiary in any jurisdiction have, in fact, been filed (or extensions have been timely filed), and all material taxes, assessments, fees and other governmental charges upon the Parent, STA Holdings, the Borrower or any Subsidiary or upon any of its Property, income or franchises, which are shown to be due and payable in such returns, have been paid, except such taxes, assessments, fees and governmental charges, if any, as (i) are being contested in good faith and by appropriate proceedings which prevent enforcement of the matter under contest and as to which adequate reserves established in accordance with GAAP have been provided or (ii) could not reasonably be expected to have a Material Adverse Effect. Neither STA Holdings, the Borrower nor any Canadian Borrower knows of any proposed additional tax assessment against it or its Subsidiaries for which adequate provisions in accordance with GAAP have not been made on their accounts. Adequate provisions in accordance with GAAP for taxes on the books of the Parent, STA Holdings, the Borrower and each Subsidiary have been made for all taxable years for which the period of assessment of United States Federal and Canadian (federal and provincial) income taxes has not expired.
     Section 6.13. Approvals. No authorization, consent, license, or exemption from, or filing or registration with, any court or governmental department, agency or instrumentality, nor any approval or consent of the stockholders of the Parent, STA Holdings, the Borrower or any

Subsidiary, or any other Person, is or will be necessary to the valid execution, delivery or performance by the Parent. STA Holdings, the Borrower or any Subsidiary of any Loan Document, except for such approvals which have been obtained prior to the date of this Agreement and remain in full force and effect.
     Section 6.14. Affiliate Transactions. None of the Parent, STA Holdings, the Borrower nor any Subsidiary is a party to any contracts or agreements with any of its Affiliates on terms and conditions which are less favorable to STA Holdings, the Borrower or such Subsidiary than would be usual and customary in similar contracts or agreements between Persons not affiliated with each other.
     Section 6.15. Investment Company. None of the Parent, STA Holdings, the Borrower nor any Subsidiary is an “investment company” or a company “controlled” by an “investment company” within the meaning of the Investment Company Act of 1940, as amended.
     Section 6.16. ERISA. Except as could not reasonably be expected to have a Material Adverse Effect, the Parent, STA Holdings, the Borrower and each other member of its Controlled Group has fulfilled its obligations under the minimum funding standards of and is in substantial compliance in all material respects with ERISA and the Code to the extent applicable to it and has not incurred any liability to the PBGC or a Plan under Title IV of ERISA other than a liability to the PBGC for premiums under Section 4007 of ERISA. Except as could not reasonably be expected to have a Material Adverse Effect, none of the Parent, STA Holdings, the Borrower nor any Subsidiary has any contingent liabilities with respect to any post-retirement benefits under a Welfare Plan, other than liability for continuation coverage described in article 6 of Title I of ERISA.
     Section 6.17. Compliance with Laws. The Parent, STA Holdings, the Borrower and each Subsidiary are in compliance with the requirements of all federal, provincial, state and local laws, rules and regulations applicable to or pertaining to their Property or business operations (including, without limitation, the Occupational Safety and Health Act of 1970, the Americans with Disabilities Act of 1990, and laws and regulations establishing quality criteria and standards for air, water, land and toxic or hazardous wastes and substances, to the extent such laws are applicable), where any such non-compliance, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect. None of the Parent, STA Holdings, the Borrower nor any Subsidiary has received notice to the effect that its operations are not in compliance with any of the requirements of applicable federal, state or local environmental, health, and safety statutes and regulations or is the subject of any governmental investigation evaluating whether any remedial action is needed to respond to a release of any toxic or hazardous waste or substance into the environment, where any such non-compliance or remedial action, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.
     Section 6.18. Other Agreements. None of the Parent, STA Holdings, the Borrower nor any Subsidiary is in default under the terms of any covenant, indenture or agreement of or affecting such Person or any of its Property, which default if uncured could reasonably be expected to have a Material Adverse Effect.

     Section 6.19. Solvency. The Borrower and its Subsidiaries, taken as a whole, and STA Holdings and its Subsidiaries, taken as a whole, are solvent, able to pay their debts as they become due, and have sufficient capital to carry on their business and all businesses in which they are about to engage.
     Section 6.20. No Default. No Default or Event of Default has occurred and is continuing.
     Section 6.21. OFAC. (a) Each of STA Holdings and the Borrower is in compliance with the requirements of all OFAC Sanctions Programs applicable to it, (b) each Subsidiary is in compliance with the requirements of all OFAC Sanctions Programs applicable to such Subsidiary, (c) the Borrower has provided to the Administrative Agent, the L/C Issuer, and the Lenders all information regarding the Borrower and its Affiliates and the Subsidiaries necessary for the Administrative Agent, the L/C Issuer, and the Lenders to comply with all applicable OFAC Sanctions Programs, and (d) to the best of the STA Holdings’ and the Borrower’s knowledge, neither the Borrower nor any of its Affiliates or any Subsidiary is, as of the date hereof, named on the current OFAC SDN List.
     Section 6.22. Canadian Pension Plans. The Canadian Pension Plans are duly registered under the Income Tax Act (Canada) and all other applicable laws which require registration and no event has occurred which is reasonably likely to cause the loss of such registered status. All material obligations (including fiduciary, funding, investment and administration obligations) required to be performed in connection with the Canadian Pension Plans and Canadian Benefit Plans and any funding agreements therefor have been performed in a timely fashion, in each case where the failure to do so could reasonably be expected to have a Material Adverse Effect. To the knowledge of STA Holdings, the Borrower and the Canadian Borrowers there have been no improper withdrawals or applications of the assets of the Canadian Pension Plans or the Canadian Benefit Plans by the Parent, STA Holdings or any Subsidiary. To the knowledge of STA Holdings, the Borrower and the Canadian Borrowers, there are no material outstanding disputes concerning the assets of the Canadian Pension Plans or the Canadian Benefit Plans. Based on the most recent actuarial valuations filed with government authorities (including, without limitation, the Canadian Pension Regulator), (i) each of the Canadian Pension Plans was fully funded on a solvency basis as of the date of such actuarial valuations, (ii) no retirement plan constituted under a Canadian Pension Plan or Canadian Benefit Plan was unfunded and (iii) no group insurance plan had a deficit reserve.
     Section 6.23 Other Canadian Matters. There are no collective bargaining agreements in effect between a Canadian Borrower or any of its Subsidiaries and any labour union and no Canadian Borrower nor any of its Subsidiaries is under any obligation to assume any collective bargaining agreement to or conduct any negotiations with any labour union with respect to any future agreements. Each of the Canadian Borrowers and their Subsidiaries has remitted on a timely basis all amounts required to have been withheld and remitted (including withholdings from employee wages and salaries relating to income tax, employment insurance and Canadian Pension Plan contributions), goods and services tax and all other amounts which if not paid when due could result in the creation of a statutory Lien against any of its property or assets, except for Liens permitted by Section 8.8 hereof.

     Section 6.24 Canadian Anti Money Laundering Legislation. Neither Canadian Borrower nor any Subsidiary organized under the laws of Canada or any province or other political subdivision thereof is a charity registered with the Canada Revenue Agency and it does not solicit charitable financial donations from the public and none of the Loans under this Agreement and none of the other services and products, if any, to be provided by the Administrative Agent or any Lender under or in connection with this Agreement will be used by, on behalf of or for the benefit, of any Person other than the Parent and its Subsidiaries.
Section 7. Conditions Precedent.
          The obligation of each Lender to advance, continue or convert any Loan (other than the continuation of, or conversion into, a Base Rate Loan or Canadian Prime Rate Loan) or of the L/C Issuer or the Canadian L/C Issuer to issue, extend the expiration date (including by not giving notice of non-renewal) of or increase the amount of any Letter of Credit or Canadian Letter of Credit, as applicable, under this Agreement, shall be subject to the following conditions precedent:
     Section 7.1. All Credit Events. At the time of each Credit Event hereunder:
          (a) each of the representations and warranties set forth herein and in the other Loan Documents shall be and remain true and correct in all material respects as of said time, except to the extent the same expressly relate to an earlier date;
          (b) no Default or Event of Default shall have occurred and be continuing or would occur as a result of such Credit Event;
          (c) in the case of a Borrowing, the Administrative Agent shall have received the notice required by Section 1.3 or 1.7 hereof, in the case of the issuance of any Letter of Credit or any Canadian Letter of Credit, the L/C Issuer or Canadian L/C Issuer, as applicable, shall have received a duly completed Application for such Letter of Credit, or Canadian Letter of Credit, as applicable, together with any fees called for by Section 2.1 hereof, and, in the case of an extension or increase in the amount of a Letter of Credit or Canadian Letter of Credit, as applicable, a written request therefor in a form acceptable to the L/C Issuer or Canadian L/C Issuer, as applicable, together with fees called for by Section 2.1 hereof;
          (d) such Credit Event shall not violate any order, judgment or decree of any court or other authority or any provision of law or regulation applicable to the Administrative Agent or any Lender (including, without limitation, Regulation U of the Board of Governors of the Federal Reserve System) as then in effect;
          (e) the Administrative Agent shall be satisfied that the outstanding Obligations hereunder will not, after providing such accommodation, exceed the then maximum available amount permitted hereunder; and

          (f) neither the Administrative Agent nor any Canadian Lender shall have received any order or demand in respect of the applicable Canadian Borrower under Section 224(1.1) of the Income Tax Act (Canada) or any similar Canadian federal or provincial statute.
          Each request for a Borrowing hereunder and each request for the issuance of, increase in the amount of, or extension of the expiration date of, a Letter of Credit or Canadian Letter of Credit shall be deemed to be a representation and warranty by the Borrower and applicable Canadian Borrower on the date on such Credit Event as to the facts specified in subsections (a) through (c), both inclusive, of this Section.
     Section 7.2. Initial Credit Event. Before or concurrently with the initial Credit Event:
          (a) the Administrative Agent shall have received for each Lender this Agreement duly executed by STA Holdings, the Borrower, the Canadian Borrowers, the Guarantors and the Lenders;
          (b) If requested by any Lender, the Administrative Agent shall have received for each Lender such Lender’s duly executed Notes of the Borrower and Canadian Borrowers dated the date hereof and otherwise in compliance with the provisions of Section 1.12 hereof;
          (c) the Administrative Agent shall have received the Security Agreement and Pledge Agreement duly executed by STA Holdings, the Borrower and its Subsidiaries, together with (i) original stock certificates or other similar instruments or securities representing all of the issued and outstanding shares of capital stock or other equity of the Borrower and each Domestic Subsidiary, 65% of all issued and outstanding capital stock of each Foreign Subsidiary, (ii) stock powers for the Collateral consisting of the stock or other equity interest of the Borrower and each Domestic Subsidiary executed in blank and undated, and (iii) UCC financing statements to be filed against STA Holdings, the Borrower and each Domestic Subsidiary, as debtor, in favor of the Administrative Agent, as secured party;
          (d) the Administrative Agent shall have received evidence of insurance required to be maintained under the Loan Documents;
          (e) the Administrative Agent shall have received for each Lender copies of STA Holdings’, the Borrower’s, each Canadian Borrower’s and each Guarantor’s articles of incorporation and bylaws (or comparable constituent documents) and any amendments thereto, certified in each instance by its Secretary or Assistant Secretary;
          (f) the Administrative Agent shall have received for each Lender copies of resolutions of STA Holdings’, the Borrower’s, each Canadian Borrower’s and each Guarantor’s Board of Directors authorizing the execution, delivery and performance of this Agreement and the other Loan Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby, together with specimen signatures of the persons authorized to execute such documents on behalf of STA Holdings, each Canadian Borrower, the Borrower and each Guarantor, all certified in each instance by its Secretary or Assistant Secretary;
          (g) the Administrative Agent shall have received for each Lender copies of the certificates of good standing or certificate of status, as applicable for STA Holdings, the Borrower, each Canadian Borrower, the Parent and each Guarantor (dated no earlier than 30 days prior to the date hereof) from the office of the secretary of state or other relevant government official of the jurisdiction of its incorporation or organization;
          (h) the Administrative Agent shall have received for each Lender a list of the Borrower’s Authorized Representatives;
          (i) the Administrative Agent shall have received for itself and for the Lenders the initial fees as agreed between the Borrower and Administrative Agent pursuant to the fee letter referred to in Section 2.1(e) hereof;
          (j) the Administrative Agent shall have received for each Lender the favorable written opinion of counsel to STA Holdings, the Borrower, the Canadian Borrowers, the Parent and each Guarantor, in form and substance reasonably satisfactory to the Administrative Agent;
          (k) financing statements or their provincial equivalent shall have been filed against the Borrower, each Canadian Borrower, the Parent and each Guarantor (and against each of the VINs of their Canadian Motor Vehicles) under the PPSA in each relevant province in Canada with priority satisfactory to the Administrative Agent in its discretion;
          (l) the Administrative Agent shall have received a certificate demonstrating to the Administrative Agent’s satisfaction that (i) Adjusted EBITDA for the twelve (12) calendar month period ended November 30, 2010 is not less than $50,000,000 and (ii) the Total Leverage Ratio for the same twelve (12) calendar month period is less than 3.75 to 1.0 and the Senior Leverage Ratio for the same twelve (12) calendar month period is less than 2.25 to 1.0, in each case as adjusted to give effect to any Permitted Acquisition completed following the end of such period and any Loans incurred in connection therewith;
          (m) after giving effect to the initial Credit Event, there shall be at least $15,000,000 of Unused Revolving Credit Commitments and at least CAN$15,000,000 of Unused Canadian Revolving Credit Commitments provided that accounts payable are at historically normal levels reasonably acceptable to the Administrative Agent;
          (n) the Administrative Agent shall have received such other documents, instruments and opinions relating to the Canadian Borrowers and any guarantor of the Canadian Borrower obligations as the Administrative Agent shall have requested; and

          (o) the Administrative Agent shall have received for the account of the Lenders such other agreements, instruments, documents, certificates, and opinions as the Administrative Agent or any Lender may reasonably request.
Section 8. Covenants.
          STA Holdings, the Borrower and Canadian Borrowers agree that, so long as any credit is available to or in use by the Borrower or any Canadian Borrower hereunder, except to the extent compliance in any case or cases is waived in writing pursuant to the terms of Section 13.13 hereof:
     Section 8.1. Maintenance of Business. STA Holdings and the Borrower shall, and shall cause each Subsidiary to, preserve and maintain its existence, except as otherwise provided in Section 8.10(c) hereof. STA Holdings and the Borrower shall, and shall cause each Subsidiary to, preserve and keep in force and effect all licenses, permits, franchises, approvals, patents, trademarks, trade names, trade styles, copyrights and other proprietary rights necessary to the proper conduct of its business where the failure to do so could reasonably be expected to have a Material Adverse Effect. Neither STA Holdings, the Borrower nor any Canadian Borrower shall, nor shall any of them permit any Subsidiary to, amend any of its organizational documents in a manner that could reasonably be expected to have a material adverse effect on the interests of the Lenders hereunder.
     Section 8.2. Maintenance of Properties. STA Holdings, each Canadian Borrower and the Borrower shall, and shall cause each Subsidiary to, maintain, preserve and keep its property, plant and equipment in good repair, working order and condition (ordinary wear and tear excepted) and shall from time to time make all needful and proper repairs, renewals, replacements, additions and betterments thereto so that at all times the efficiency thereof shall be fully preserved and maintained, except in each case to the extent that, in the reasonable business judgment of such Person, any such Property is no longer necessary for the proper conduct of the business of such Person.
     Section 8.3. Taxes and Assessments. STA Holdings, each Canadian Borrower and the Borrower shall duly pay and discharge, and shall cause each Subsidiary to duly pay and discharge, all material taxes, rates, assessments, fees and governmental charges upon or against it or its Property, in each case before the same become delinquent and before penalties accrue thereon, unless and to the extent that the same are being contested in good faith and by appropriate proceedings which prevent enforcement of the matter under contest and adequate reserves are provided therefor.
     Section 8.4. Insurance. STA Holdings, each Canadian Borrower and the Borrower shall insure and keep insured, and shall cause each Subsidiary to insure and keep insured, with good and responsible insurance companies with a general policyholder service rating of not less than A1 as rated in the most current available Best’s Insurance Report, all insurable Property owned by it which is of a character usually insured by Persons similarly situated and operating like Properties against loss or damage from such hazards and risks, and in such amounts, as are insured by Persons similarly situated and operating like Properties; and STA Holdings, each

Canadian Borrower and the Borrower shall insure, and shall cause each Subsidiary to insure, such other hazards and risks (including, without limitation, employers’ and public liability risks) with good and responsible insurance companies with a general policyholder service rating of not less than A1 as rated in the most current available Best’s Insurance Report as and to the extent usually insured by Persons similarly situated and conducting similar businesses. STA Holdings, each Canadian Borrower and the Borrower shall in any event maintain, and cause each Subsidiary to maintain, insurance on the Collateral to the extent required by the Collateral Documents. STA Holdings, each Canadian Borrower and the Borrower shall, upon the request of the Administrative Agent, furnish to the Administrative Agent and the Lenders a certificate setting forth in summary form the nature and extent of the insurance maintained pursuant to this Section.
     Section 8.5. Financial Reports. STA Holdings, each Canadian Borrower and the Borrower shall, and shall cause each Subsidiary to, maintain a standard system of accounting in accordance with GAAP and shall furnish to the Administrative Agent, each Lender and each of their duly authorized representatives such information respecting the business and financial condition of the Parent, the Borrower and each Subsidiary as the Administrative Agent or such Lender may reasonably request; and without any request, shall furnish to the Administrative Agent and the Lenders:
          (a) as soon as available, and in any event within 45 days after the last day of each fiscal quarter, (i) a copy of the consolidated balance sheet of the Parent and its Subsidiaries as of the last day of such quarter and the consolidated statements of income and cash flows of the Parent and its Subsidiaries, for the quarter and for the fiscal year-to-date period then ended, each in reasonable detail showing in comparative form the figures for the corresponding date and period in the previous fiscal year, prepared by the Parent in accordance with GAAP (subject to the absence of footnote disclosures and year-end audit adjustments) and certified to by its Chief Financial Officer or another officer of STA Holdings reasonably acceptable to the Administrative Agent together with a management discussion and analysis and (ii) a copy of the statement of income of the Parent on a stand alone basis, for the quarter and for the fiscal year-to-date period then ended, each in reasonable detail, prepared by the Parent in accordance with GAAP (subject to the absence of footnote disclosure and year-end audit adjustments);
          (b) as soon as available, and in any event within 90 days after the close of each fiscal year of the Parent, a copy of the consolidated balance sheet of the Parent and its Subsidiaries, as of the last day of the fiscal year then ended and the consolidated statements of income, retained earnings and cash flows of the Parent and its Subsidiaries, for the fiscal year then ended, and accompanying notes thereto, each in reasonable detail showing in comparative form the figures for the previous fiscal year, accompanied in the case of the consolidated financial statements by an unqualified opinion of Ernst & Young, LLP or another firm of independent public accountants of recognized national standing, selected by the Parent and reasonably satisfactory to the Administrative Agent, to the effect that the consolidated financial statements have been prepared in accordance with GAAP and present fairly in accordance with GAAP the consolidated financial condition of the Parent and its Subsidiaries as of the close of such fiscal year and the results of their operations and cash flows for the fiscal year then ended and that an examination of such accounts in connection with such financial statements has been made in accordance with generally accepted auditing standards and, accordingly, such examination included such tests of the accounting records and such other auditing procedures as were considered necessary in the circumstances;
          (c) as soon as available, and in any event within 45 days after the last day of each calendar quarter, a certificate in the form of Exhibit I hereto of the Borrower showing the Available Cash as of the end of such quarter and detailing all dividends paid by the Parent or STA Holdings and all interest paid on the Convertible Debt during the 12 month period then ended and certified to by its Chief Financial Officer;
          (d) within the period provided in subsection (b) above, the written statement of the accountants who certified the audit report thereby required that in the course of their audit they have obtained no knowledge of any Default or Event of Default, or, if such accountants have obtained knowledge of any such Default or Event of Default, they shall disclose in such statement the nature and period of the existence thereof;
          (e) promptly after receipt thereof, any additional written reports, management letters or other detailed information contained in writing concerning significant aspects of the Parent’s or any Subsidiary’s operations and financial affairs given to it by its independent public accountants;
          (f) promptly after the sending or filing thereof, copies of each financial statement, report, notice or proxy statement sent by the Parent or any Subsidiary to its stockholders or other equity holders, and copies of each regular, periodic or special report, registration statement or prospectus filed by the Parent or any Subsidiary with any securities exchange or the Securities and Exchange Commission or any successor agency;
          (g) promptly after receipt thereof, a copy of each audit made by any regulatory agency of the books and records of the Parent or any Subsidiary or of notice of any material noncompliance with any applicable law, regulation or guideline relating to the Parent or any Subsidiary, or its business;
          (h) as soon as available, and in any event no later than 60 days after the beginning of each fiscal year of the Parent, a copy of the Parent’s consolidated business plan for such fiscal year, such business plan to show the Parent’s projected consolidated revenues, expenses and balance sheet on month-by-month basis, such business plan to be in reasonable detail prepared by the Parent and in form reasonably satisfactory to the Administrative Agent and the Required Lenders (which shall include a summary of all assumptions made in preparing such business plan);
          (i) notice of any Change in Control; and
          (j) promptly after knowledge thereof shall have come to the attention of any responsible officer of STA Holdings, any Canadian Borrower or the Borrower, written notice of any threatened or pending litigation or governmental proceeding or labor controversy against the Parent, STA Holdings, the Borrower or any Subsidiary which could reasonably be expected to have a Material Adverse Effect or of the occurrence of any Default or Event of Default hereunder.
Each of the financial statements furnished to the Lenders pursuant to subsections (a) and (b) of this Section 8.5 shall be accompanied by a written certificate in the form attached hereto as Exhibit E signed by the Chief Financial Officer of the Parent or another officer of the Parent reasonably acceptable to the Administrative Agent, to the effect that to the best of such officer’s knowledge and belief no Default or Event of Default has occurred during the period covered by such statements or, if any such Default or Event of Default has occurred during such period, setting forth a description of such Default or Event of Default and specifying the action, if any, taken by the Parent or any Subsidiary to remedy the same. Such certificate shall also set forth the calculations supporting such statements in respect of Sections 8.7(h), 8.12(ii) and 8.24 through 8.27 of this Agreement.
     Section 8.6. Inspection; Appraisals. STA Holdings, the Borrower and each Canadian Borrower shall, and shall cause each Subsidiary to, permit the Administrative Agent, each Lender, and each of their duly authorized representatives and agents to visit and inspect any of its Property, corporate books and financial records, to examine and make copies of its books of accounts and other financial records, and to discuss its affairs, finances and accounts with, and to be advised as to the same by, its officers, employees and independent public accountants (and by this provision STA Holdings, the Borrower and each Canadian Borrower hereby authorize such accountants to discuss with the Administrative Agent and such Lenders the finances and affairs of STA Holdings, the Borrower and each Canadian Borrower and its Subsidiaries) at such reasonable times and intervals as the Administrative Agent or any such Lender may designate and, so long as no Default or Event of Default exists, with reasonable prior notice to the Borrower. The Administrative Agent may obtain (or direct the Borrower to obtain and provide to the Administrative Agent) updated appraisals of the Borrower’s and each Canadian Borrower’s and their Subsidiaries’ bus fleet, from time to time as the Administrative Agent may designate, which appraisal reports shall in each case be prepared by an appraiser acceptable to the Administrative Agent and be in such format and contain such detail as the Administrative Agent may request. The costs and expenses incurred in obtaining any such appraisal shall in each case be borne by the Borrower (whether obtained by the Administrative Agent or the Borrower), provided that, prior to the occurrence of a Default or Event of Default, the Borrower shall not be required to pay for more than one such appraisal per calendar year.
     Section 8.7. Borrowings and Guaranties. Neither STA Holdings, the Borrower nor any Canadian Borrower shall, nor shall any of them permit any Subsidiary to, issue, incur, assume, create or have outstanding any Indebtedness for Borrowed Money, or subordinate any claim or demand it may have to the claim or demand of any other Person; provided, however, that the foregoing shall not restrict nor operate to prevent:
          (a) the Obligations of the Parent, STA Holdings, the Canadian Borrowers, the Borrower and its Subsidiaries owing to the Administrative Agent and the Lenders under the Loan Documents;

          (b) obligations of the Borrower or any Canadian Borrower arising out of interest rate and foreign currency hedging agreements and commodity hedging agreements with respect to fuel entered into with financial institutions in the ordinary course of business.
          (c) endorsement of items for deposit or collection of commercial paper received in the ordinary course of business;
          (d) Indebtedness for Borrowed Money from time to time (i) owing by any Domestic Subsidiary to the Borrower in the ordinary course of business to finance working capital needs, (ii) owing by the Borrower to any Domestic Subsidiary in the ordinary course of business, (iii) owing by any Canadian Subsidiary of a Canadian Borrower to such Canadian Borrower that is its parent in the ordinary course of business to finance working capital needs or (iv) owing by STA Holdings to the Parent incurred in connection with the issuance of the Convertible Notes and in an amount not to exceed the aggregate outstanding principal amount of the Convertible Notes provided that prior to incurring any indebtedness under this clause (d)(iv), the Borrower shall have given the Lenders five (5) Business Day’s prior written notice thereof together with a description of the proposed structure and tax effects and the Required Lenders shall not have objected to such incurrence.
          (e) Indebtedness for Borrowed Money evidenced by the Convertible Notes;
          (f) Indebtedness for Borrowed Money listed on Schedule 8.7 hereof;
          (g) Indebtedness for Borrowed Money and guaranties thereof represented by the Senior Secured Notes in an aggregate outstanding principal amount not in excess of $35,000,000 minus any principal repayments thereof and any refinancings, renewals or extensions thereof in an aggregate outstanding principal amount not to exceed $50,000,000 and on terms and conditions that, taken as a whole, are not adverse to the Borrower or STA Holdings and that do not result in an increase in the principal so refinanced, renewed or extended above $50,000,000; and
          (h) purchase money indebtedness, Capitalized Lease Obligations and unsecured Indebtedness for Borrowed Money of the Borrower and its Subsidiaries not otherwise permitted by this Section in an amount not to exceed 25% of Total Revenues in the aggregate at any one time outstanding.
     Section 8.8. Liens. Neither STA Holdings, the Borrower, nor any Canadian Borrower shall, nor shall it permit any Subsidiary to, create, incur or permit to exist any Lien of any kind on any Property owned by any such Person; provided, however, that the foregoing shall not apply to nor operate to prevent:
          (a) Liens arising by statute in connection with worker’s compensation, unemployment insurance, old age benefits, social security obligations, taxes, assessments, statutory obligations or other similar charges (other then Liens arising under ERISA), good faith cash deposits in connection with tenders, contracts or leases to which the Borrower or any Subsidiary is a party or other cash deposits required to be made in the ordinary course of business, provided in each case that the obligation is not for borrowed money and that the obligation secured is not overdue or, if overdue, is being contested in good faith by appropriate proceedings which prevent enforcement of the matter under contest and adequate reserves have been established therefor;
          (b) mechanics’, workmen’s, materialmen’s, landlords’, carriers’, or other similar Liens arising in the ordinary course of business with respect to obligations which are not due or which are being contested in good faith by appropriate proceedings which prevent enforcement of the matter under contest;
          (c) the pledge of assets for the purpose of securing an appeal, stay or discharge in the course of any legal proceeding, provided that the aggregate amount of liabilities of the Borrower and its Subsidiaries secured by a pledge of assets permitted under this subsection, including interest and penalties thereon, if any, shall not be in excess of $750,000 (or its U.S. Dollar Equivalent) at any one time outstanding;
          (d) Liens on property of the Borrower or any Subsidiary created solely for the purpose of securing indebtedness permitted by Section 8.7(h) hereof not in excess of 10% of Total Revenues, representing or incurred to finance, refinance or refund the purchase price of Property, provided that no such Lien shall extend to or cover other Property of the Borrower or such Subsidiary other than the respective Property so acquired, and the principal amount of indebtedness secured by any such Lien shall at no time exceed the original purchase price of such Property, as reduced by repayments of principal thereon;
          (e) any interest or title of a lessor under any operating lease;
          (f) easements, rights-of-way, restrictions and other similar encumbrances against real property incurred in the ordinary course of business which, in the aggregate, are not substantial in amount and which do not materially detract from the value of the Property subject thereto or materially interfere with the ordinary conduct of the business of the Borrower or any Subsidiary;
          (g) the Liens existing on the date hereof and identified on Schedule 8.8(g);
          (h) the Liens granted in favor of the Administrative Agent pursuant to the Collateral Documents;
          (i) Liens on cash deposited with account debtors to secure performance by the Borrower or any Subsidiary in the ordinary course of business subject to customary and reasonable terms; and
          (j) set-off rights of depository institutions.

     Section 8.9. Investments, Acquisitions, Loans and Advances. Neither STA Holdings, any Canadian Borrower nor the Borrower shall, nor shall it permit any Subsidiary to, directly or indirectly, make, retain or have outstanding any investments (whether through purchase of stock or obligations or otherwise) in, or loans or advances to, any other Person, or acquire all or any substantial part of the assets or business of any other Person or division thereof; provided, however, that the foregoing shall not apply to nor operate to prevent:
          (a) investments in direct obligations of the United States of America or of Canada or of any agency or instrumentality thereof whose obligations constitute full faith and credit obligations of the United States of America or Canada, as applicable, provided that any such obligations shall mature within one year of the date of issuance thereof;
          (b) investments in commercial paper rated at least P-1 by Moody’s and at least A-1 by S&P maturing within one year of the date of issuance thereof;
          (c) investments in demand deposit accounts, checking accounts and certificates of deposit issued by any Lender or by any United States or Canadian commercial bank, in each case having capital and surplus of not less than $100,000,000 which have a maturity of one year or less;
          (d) investments in repurchase obligations with a term of not more than 7 days for underlying securities of the types described in subsection (a) above entered into with any bank meeting the qualifications specified in subsection (c) above, provided all such agreements require physical delivery of the securities securing such repurchase agreement, except those delivered through the Federal Reserve Book Entry System;
          (e) investments in money market funds that invest solely, and which are restricted by their respective charters to invest solely, in investments of the type described in the immediately preceding subsections (a), (b), (c), and (d) above;
          (f) the Borrower’s investments from time to time in its Wholly-owned Subsidiaries which are Domestic Subsidiaries, and investments made from time to time by a Subsidiary in the Borrower or another Wholly-owned Subsidiary which is a Domestic Subsidiary;
          (g) the Borrower’s or any Domestic Subsidiaries’ investments from time to time in Foreign Subsidiaries (other than Foreign Subsidiaries organized in Canada) in an aggregate principal amount for all such Foreign Subsidiaries not to exceed $25,000 at any time outstanding and, in addition to Permitted Acquisitions, STA Holdings’ or any Domestic Subsidiaries’ investments from time to time in Foreign Subsidiaries organized in Canada (other than STA ULC) in an aggregate principal amount for all such Foreign Subsidiaries not to exceed $2,500,000 at any time outstanding;
          (h) intercompany advances made from time to time from (i) the Borrower to any one or more Domestic Subsidiaries in the ordinary course of business to finance working capital needs (ii) any one or more Domestic Subsidiaries to the Borrower in the ordinary course of business or (iii) a Canadian Borrower to any one or more of its Canadian Subsidiaries in the ordinary course of business to finance working capital needs.
          (i) Permitted Acquisitions;
          (j) investments to the extent permitted by Section 8.7 hereof;
          (k) investments in existence on the date hereof and described on Schedule 8.9 hereof;
          (l) loans to any officer or employee of the Borrower or any Subsidiary in an amount not to exceed $500,000 in the aggregate at any one time outstanding for all such officers and employees;
          (m) investments in Hedging Agreements required to be entered into pursuant to Section 8.28 hereof and commodity hedging agreements with respect to fuel entered into with financial institutions in the ordinary course of business and not for speculative purposes;
          (n) investments in the form of deposits with suppliers in the ordinary course of business subject to reasonable and customary terms; and
          (o) other investments, loans and advances in addition to those otherwise permitted by this Section in an amount not to exceed 0.85% of Total Revenues in the aggregate at any one time outstanding.
In determining the amount of investments, Acquisitions, loans and advances permitted under this Section, investments and Acquisitions shall always be taken at the original cost thereof (regardless of any subsequent appreciation or depreciation therein), and loans and advances shall be taken at the principal amount thereof then remaining unpaid.
     Section 8.10. Mergers, Consolidations and Sales. Neither STA Holdings, any Canadian Borrower nor the Borrower shall, nor shall it permit any Subsidiary to, consummate any merger or consolidation, or sell, transfer, lease or otherwise dispose of all or any part of its Property, including any disposition of Property as part of a sale and leaseback transaction, or in any event sell or discount (with or without recourse) any of its notes or Receivable; provided, however, that this Section shall not apply to nor operate to prevent:
          (a) the sale or lease of inventory or excess or old school buses in the ordinary course of business;
          (b) the sale, transfer, lease or other disposition of Property of the Borrower and its Wholly-owned Subsidiaries which are Domestic Subsidiaries to one another or which are Canadian Subsidiaries to one another;

          (c) the merger of any Subsidiary of the Borrower with and into the Borrower or any Domestic Subsidiary of the Borrower or the merger or amalgamation of any Canadian Subsidiary into the Parent or a Canadian Subsidiary of the Parent provided that, in the case of any merger involving the Borrower, the Borrower is the corporation surviving the merger;
          (d) the merger or consolidation of any Person with or into the Borrower or any Subsidiary of the Borrower if (i) in any such merger or consolidation involving the Borrower, the Borrower is the surviving or continuing corporation, (ii) in any such merger or consolidation involving a Subsidiary the corporation resulting from such merger or consolidation shall be a Subsidiary; and (iii) at the time of such merger or consolidation and after giving effect thereto, (A) if such transaction constitutes an Acquisition, the Borrower has complied with Section 8.09 and (B) no Default or Event of Default shall have occurred and be continuing or would result after giving effect to such transaction,
          (e) the sale of delinquent notes or Receivable in the ordinary course of business for purposes of collection only (and not for the purpose of any bulk sale or securitization transaction);
          (f) the sale, transfer, or other disposition of any tangible personal property that, in the reasonable business judgment of the Borrower or its Subsidiary, has become uneconomical, obsolete, surplus, or worn out, and which is disposed of in the ordinary course of business; and
          (g) the sale, transfer, lease, or other disposition of Property of the Borrower or any Subsidiary (including any disposition of Property as part of a sale and leaseback transaction) aggregating for the Borrower and its Subsidiaries not more than $6,000,000 during any fiscal year of the Borrower.
So long as no Default or Event of Default has occurred and is continuing or would arise as a result thereof, upon the written request of the Borrower, the Administrative Agent shall release its Lien on any Property sold pursuant to the foregoing provisions.
     Section 8.11. Maintenance of Subsidiaries. Neither STA Holdings, any Canadian Borrower nor the Borrower shall assign, sell or transfer, nor shall it permit any Subsidiary to issue, assign, sell or transfer, any shares of capital stock of a Subsidiary; provided, however, that the foregoing shall not operate to prevent (a) Liens on the capital stock of Subsidiaries granted to the Administrative Agent pursuant to the Collateral Documents, (b) the issuance, sale and transfer to any Person of any shares of capital stock of a Subsidiary solely for the purpose of qualifying, and to the extent legally necessary to qualify, such Person as a director of such Subsidiary, and (c) any transaction permitted by Section 8.10(c) above.
     Section 8.12. Dividends and Certain Other Restricted Payments. Neither STA Holdings, any Canadian Borrower nor the Borrower shall, nor shall it permit any Subsidiary to, (a) declare or pay any Distribution or (b) directly or indirectly purchase, redeem, or otherwise acquire or retire any of its capital stock or warrants to purchase any of its capital stock; provided, however, that:
          (i) any Subsidiary of the Borrower may declare and pay cash Distributions to the Borrower and any Subsidiary of Parkview may declare and pay cash Distributions to Parkview;
          (ii) (I) the Borrower may pay Dividends to STA Holdings and STA Holdings may in turn pay such amounts either to the Parent as Dividends and/or as interest on intercompany notes or to the holders of its Class B capital stock and (II) Parkview may pay Dividends to the Parent, in each case to permit (A) the Parent to pay interest on the Convertible Notes in cash on each Convertible Note Interest Payment Date, (B) STA Holdings and/or the Parent to pay Dividends to the holders of its capital stock, and/or (C) the Parent to redeem all or any portion of the Convertible Notes, in an aggregate amount for all such Dividends that does not exceed the Available Cash for the most recently ended fiscal month for which financial statements have been delivered minus Distributions pursuant to this clause (ii) and clause (iii) below since the end of such fiscal month, in each case so long as after giving effect to such Distribution the sum of the Unused Revolving Credit Commitments and the Unused Canadian Revolving Credit Commitments shall be at least the U.S. Dollar Equivalent of $6,000,000;
          (iii) STA Holdings or any Subsidiary may redeem and/or repurchase its capital stock owned by officers or employees of the Borrower pursuant to the terms of the applicable employee stock plan; provided that all such redemptions and repurchases shall not exceed $6,000,000 in the aggregate for all such transactions during any fiscal year of the Parent; provided further that after giving effect to any such repurchase or redemption (i) the sum of the Unused Revolving Credit Commitments and the Unused Canadian Revolving Credit Commitments shall be at least the U.S. Dollar Equivalent of $6,000,000 and (ii) the Borrower delivers to the Administrative Agent evidence satisfactory to the Administrative Agent that it would be in compliance with Sections 8.25 and 8.26 hereof on a pro forma basis (assuming such repurchase or redemption was paid in cash hereunder as a Revolving Loan on the first day of the most recently ended period of twelve months) by more than 0.10 to 1.00;
          (iv) STA Holdings may restructure and/or refinance its Class B, Series Two Shares of common stock (or options to purchase or securities convertible into such shares) pursuant to the following: (a) a conversion whereby the Class B, Series Two Shares would be converted or would be convertible into common shares of the Parent; a redemption of the Class B, Series Two shares for which such common shares were issued in consideration; an exchange of the Class B, Series Two shares for such common shares; a transaction similar to the foregoing whereby options to purchase Class B, Series Two Shares would become options to purchase such common shares; or another transaction having a substantially similar effect to the transactions described immediately above; or (b) a redemption of the Class B, Series Two Shares with the net proceeds of an equity offering of the Parent; provided that and no Default or Event of Default shall have occurred and be continuing or would result after giving effect to such transaction,

          (v) (A) the Borrower may make Distributions to STA Holdings and STA Holdings may in turn make Distributions to STA ULC and/or the Parent and (B) Parkview may make Distributions to the Parent, in each case to permit the Parent and STA ULC to pay ordinary business expenses, in an aggregate amount for all Distributions under this clause (v) not to exceed the U.S. Dollar Equivalent of CAN$500,000 or, in the case the Parent obtains a dual listing in the United States of its publically traded common stock, CAN$1,500,000 (or, in each case such other increased amount as may be consented to by the Administrative Agent in its discretion) in any year, provided further that immediately prior to and after giving effect to any such (a) Distribution, or redemption and/or repurchase under clause (ii) above, no Event of Default under Sections 9.1(a), (b), (i), (j) or (k) shall have occurred and be continuing or (b) Dividend and repurchase under clause (iii) above, no Default or Event of Default shall have occurred and be continuing.
     Section 8.13. ERISA. STA Holdings and the Borrower shall, and shall cause each Subsidiary to, promptly pay and discharge all obligations and liabilities arising under ERISA of a character which if unpaid or unperformed could reasonably be expected to result in the imposition of a Lien against any of its Property. STA Holdings and the Borrower shall, and shall cause each Subsidiary to, promptly notify the Administrative Agent and each Lender of: (a) the occurrence of any reportable event (as defined in ERISA) with respect to a Plan, (b) receipt of any notice from the PBGC of its intention to seek termination of any Plan or appointment of a trustee therefor, (c) its intention to terminate or withdraw from any Plan, and (d) the occurrence of any event with respect to any Plan which would result in the incurrence by the Parent, STA Holdings, the Borrower or any Subsidiary of any material liability, fine or penalty, or any material increase in the contingent liability of STA Holdings, the Borrower or any Subsidiary with respect to any post-retirement Welfare Plan benefit.
     Section 8.14. Compliance with Laws. STA Holdings, each Canadian Borrower and the Borrower shall, and shall cause each Subsidiary to, comply in all respects with the requirements of all federal, state and local laws, rules, regulations, ordinances and orders applicable to or pertaining to its Property or business operations, where any such non-compliance, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect or result in a Lien upon any of its Property.
     Section 8.15. Burdensome Contracts with Affiliates. Except as permitted by this Agreement, neither STA Holdings, any Canadian Borrower nor the Borrower shall, nor shall it permit any Subsidiary to, enter into any contract, agreement or business arrangement with any of its Affiliates (other than with Wholly-owned Subsidiaries) on terms and conditions which are less favorable to the Borrower or such Subsidiary than would be usual and customary in similar contracts, agreements or business arrangements between Persons not affiliated with each other.
     Section 8.16. No Changes in Fiscal Year. Neither STA Holdings, any Canadian Borrower nor the Borrower shall, nor shall it permit any Subsidiary to, change its fiscal year from its present basis.

     Section 8.17. Formation of Subsidiaries. Promptly upon the formation or acquisition of any Subsidiary, STA Holdings shall provide the Administrative Agent and the Lenders notice thereof and timely comply with the requirements of Section 4 hereof including, without limitation, the execution and delivery (i) by any Domestic Subsidiary of a Subsidiary Guarantee Agreement and (ii) by any Canadian Subsidiary of a Canadian Borrower or any parent entity of a Canadian Borrower organized under the laws of Canada of a Canadian Borrower Guarantee Agreement.
     Section 8.18. Nature of Business. Neither STA Holdings, any Canadian Borrower nor the Borrower shall, nor shall it permit any Subsidiary to, engage in any business or activity if as a result the general nature of the business of the Borrower or any Subsidiary would be changed in any material respect from the general nature of the business engaged in by it as of the date of the Closing Date and reasonable extensions thereof; it being understood that the operation of a business or activity in Canada of the general nature of the business engaged in by the Borrower and its Subsidiaries as of the date of the Closing Date and reasonable extensions thereof shall not be a violation of this Section 8.18.
     Section 8.19. Use of Loan Proceeds. The Borrower and each Canadian Borrower shall use the credit extended under this Agreement solely for the purposes set forth in, or otherwise permitted by, Section 6.4 hereof.
     Section 8.20. No Restrictions. Neither STA Holdings, any Canadian Borrower nor the Borrower shall permit any Subsidiary to, directly or indirectly create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Subsidiary to: (a) pay dividends or make any other distribution on any Subsidiary’s capital stock or other equity interests owned by the Borrower or any other Subsidiary, (b) pay any indebtedness owed to the Borrower or any other Subsidiary, (c) make loans or advances to the Borrower or any other Subsidiary, (d) transfer any of its Property to the Borrower or any other Subsidiary, or (e) guarantee the Obligations and/grant Liens on its assets to the Administrative Agent as required by the Loan Documents, except for such encumbrances or restrictions on the ability of any Subsidiary to transfer any of its property to the Borrower or any other Subsidiary or on the ability of the Borrower or any Subsidiary to grant Liens to the Administrative Agent existing under or by reason of (i) non-assignment provisions in any contract if it is customary to include such provisions in any such contract and (ii) purchase money indebtedness obligations for Property acquired in accordance with Section 8.7(g) by a Subsidiary that impose restrictions on the ability to transfer or grant Liens on the Property so acquired.
     Section 8.21. Subordinated Debt. Neither STA Holdings, any Canadian Borrower nor the Borrower shall, nor shall it permit any Subsidiary to, amend or modify any of the terms or conditions relating to Subordinated Debt in a manner adverse to the Lenders (including any such amendment which results in a more restrictive provision from the perspective of STA Holdings, the Borrower or any Subsidiary) or make any voluntary prepayment thereof or effect any voluntary redemption thereof or make any other payment on account of Subordinated Debt if any such other payment is prohibited under the terms of any instrument or agreement subordinating the same to the Obligations.

     Section 8.22. STA Holdings’ Use of Distributions from Borrower. STA Holdings shall promptly utilize, and shall cause its Subsidiaries to promptly utilize, the proceeds of any and all Distributions from the Borrower on the Borrower’s capital stock received by it from time to time for the purposes expressly contemplated in Section 8.12 and for no other purpose. Any such amounts received from time to time by STA Holdings that are not so applied within five Business Days of receipt shall be transferred by STA Holdings to the Borrower as a capital contribution.
     Section 8.23. Compliance with OFAC Sanctions Programs. (a) STA Holdings and the Borrower shall at all times comply with the requirements of all OFAC Sanctions Programs applicable to it and shall cause each Subsidiary to comply with the requirements of all OFAC Sanctions Programs applicable to such Subsidiary.
          (b) STA Holdings and the Borrower shall provide the Administrative Agent, the L/C Issuer, and the Lenders any information regarding STA Holdings, the Borrower, their respective Affiliates, and the Subsidiaries necessary for the Administrative Agent, the L/C Issuer, and the Lenders to comply with all applicable OFAC Sanctions Programs; subject however, in the case of Affiliates, to the Borrower’s ability to provide information applicable to them.
          (c) If the Borrower obtains actual knowledge or receives any written notice that the Borrower, any Affiliate or any Subsidiary is named on the then current OFAC SDN List (such occurrence, an “OFAC Event”), the Borrower shall promptly (i) give written notice to the Administrative Agent, the L/C Issuer, and the Lenders of such OFAC Event, and (ii) comply with all applicable laws with respect to such OFAC Event (regardless of whether the party included on the OFAC SDN List is located within the jurisdiction of the United States of America), including the OFAC Sanctions Programs, and the Borrower hereby authorizes and consents to the Administrative Agent, the L/C Issuer, and the Lenders taking any and all steps the Administrative Agent, the L/C Issuer, or the Lenders deem necessary, in their sole but reasonable discretion, to avoid violation of all applicable laws with respect to any such OFAC Event, including the requirements of the OFAC Sanctions Program.
     Section 8.24. Interest Coverage Ratio. As of the last day of each fiscal quarter of the Parent, the Parent shall maintain a ratio of (a) Adjusted EBITDA for the four fiscal quarters of the Parent then ended to (b) the sum of Cash Interest Expense plus, in connection with a Permitted Acquisition or Bid Contract and for any period prior to the date such a Permitted Acquisition or Bid Contract was consummated, an amount equal to the Cash Interest Expense that would have accrued on any indebtedness incurred or assumed in connection with any Permitted Acquisition or Bid Contract calculated as if such indebtedness was incurred or assumed on the first day of such four fiscal quarter period (the “Interest Coverage Ratio”) of not less than 2.00 to 1.00. Each calculation of a pro forma interest amount under this Section 8.24 shall be calculated using the applicable rates (e.g., LIBOR plus the Applicable Margin or the rate applicable to the Convertible Notes) in effect on the Closing Date, or the date the Permitted Acquisition or Bid Contract was consummated, as applicable.

     Section 8.25. Total Leverage Ratio. STA Holdings shall not permit the Total Leverage Ratio as of the last day of each fiscal quarter of the Parent to be greater than the corresponding ratio set forth opposite such period:

Fiscal Quarter Ending on or About	Total Leverage Ratio
March 31, 2011 through September 30, 2012	5.00 to 1.00

December 31, 2012 and thereafter	4.75 to 1.00
     Section 8.26. Senior Leverage Ratio. STA Holdings shall not permit the Senior Leverage Ratio as of the last day of each fiscal quarter of the Parent to be greater than the corresponding ratio set forth opposite such period:

Fiscal Quarter Ending on or About	Senior Leverage Ratio
March 31, 2011 through September 30, 2012	3.00 to 1.00

December 31, 2012 and thereafter	2.75 to 1.00
     Section 8.27. Capital Expenditures. Neither STA Holdings, any Canadian Borrower nor the Borrower shall, nor shall it permit any Subsidiary to, incur Capital Expenditures net of the Net Cash Proceeds of the sale of any equipment previously accounted for as a Capital Expenditure in the aggregate during any 12-month period then ended in excess of 25% of the total revenues of the Parent and its Subsidiaries for the fiscal year most recently ended.
     Section 8.28. Hedging Facilities. The Borrower and Canadian Borrowers, as applicable, will maintain in full force and effect interest rate agreements in such amounts and on such terms as shall result in effectively limiting the cost to the Borrower and Canadian Borrowers of changes in LIBOR with respect to an aggregate notional principal amount reasonably acceptable to the Administrative Agent for a period of at least three years beginning on the Closing Date, all on terms and conditions reasonably satisfactory to the Administrative Agent. The Borrower and Canadian Borrowers, as applicable, will not and will not permit any of its Subsidiaries to, incur any Hedging Liabilities except for purposes of hedging and not for speculative purposes.
     Section 8.29. Bid Contract. Neither STA Holdings, any Canadian Borrower nor the Borrower shall nor shall it permit any Subsidiary to, enter into any Bid Contract unless: (i) such Bid Contract relates to operations in the United States of America or Canada, (ii) after giving effect to any Borrowing necessary to fund any expenditures for which the Borrower or such Subsidiary would be obligated to expend on equipment or capital improvements in order to perform its obligations under such Bid Contract (I) there would be at least $3,000,000 in Unused Revolving Credit Commitments, if such Bid Contract relates to operations in the United States, or CAN$3,000,000, if such Bid Contract relates to operations in Canada, on a pro forma basis after giving effect to such Bid Contract (taking into account the effect of the expenditures referred to immediately hereafter) calculated as if the expenditures on equipment or capital improvements which are to be expended by the Borrower or its Subsidiary in connection with such Bid Contract were spent on the date such Bid Contract was executed, (II) the Borrower delivers evidence satisfactory to the Required Lenders that it would be in compliance with Section 8.25 and 8.26 hereof on a pro forma basis (assuming such amounts were advanced hereunder as Revolving Loans or Canadian Revolving Loans on the first day of the most recently ended period of twelve fiscal months) by more than 0.10 to 1.00, respectively, along with a notice detailing the expected aggregate principal amount of Revolving Loans or Canadian Revolving Loans to be incurred in connection with such Bid Contract and (III) no default or Event of Default exists or would result therefrom, and (iii) if such Bid Contract requires the Borrower or any Subsidiary to expend more than $50,000,000 on equipment or capital improvements, the Required Lenders shall have approved such Bid Contract.
     Section 8.30. Canadian Pension Plans and Canadian Benefit Plans. STA Holdings, any Canadian Borrowers and the Borrower shall, and shall cause each Subsidiary to, promptly pay and discharge all obligations and liabilities arising under each Canadian Pension Plan and Canadian Benefit Plan (in this Section 8.30, collectively the “Canadian Plans” or individually, a “Canadian Plan”) of a character which if unpaid or unperformed could reasonably be expected to result in the imposition of a Lien against any of its Property. STA Holdings and the Borrower shall, and shall cause each Subsidiary to, promptly notify the Administrative Agent and each Lender of: (a) the occurrence of any reportable event with respect to a Canadian Plan, (b) receipt of any notice from the Canadian Pension Regulator of its intention to seek termination or wind-up, in whole or in part, of any Canadian Plan or appointment of a trustee therefor, or (c) the occurrence of any event with respect to any Canadian Plan which would result in the incurrence by the Parent, STA Holdings, the Borrower or any Subsidiary of any material liability, fine or penalty, or any material increase in the contingent liability of STA Holdings, the Borrower or any Subsidiary with respect to any Canadian Plan. STA Holdings, the Borrower and/or a Canadian Borrower shall cause to be delivered to the Administrative Agent (a) promptly after receipt thereof a copy of any material direction, order, notice, ruling or opinion from any governmental authority (including without limitation the Canadian Pension Regulator) with respect to any Canadian Plan, (b) any default or violation notice under any Canadian Plan or any suit, action, claim or proceeding commenced or threatened with respect to any Canadian Plan or its assets that could result in any material liability, payment of taxes, fine or penalty or (c) any material change in the funding or contribution requirements for any Canadian Plan.
Section 9. Events of Default and Remedies.
     Section 9.1. Events of Default. Any one or more of the following shall constitute an “Event of Default” hereunder:
          (a) default in the payment when due of all or any part of the principal on any Loan (including the face amount of any Bankers’ Acceptance), Swing Loan (whether at the stated maturity thereof or at any other time provided for in this Agreement) or of any Reimbursement Obligation or Canadian Reimbursement Obligation or default for a period of 3 Business Days in payment when due of any interest on any Note or of any fee or other Obligation payable hereunder or under any other Loan Document;

          (b) default in the observance or performance of (i) any covenant set forth in Sections 8.1, 8.7, 8.8, 8.9, 8.10, 8.11, 8.12, 8.15, 8.18, 8.21 through 8.29 hereof, (ii) of any provision in any Loan Document dealing with the use, disposition or remittance of the proceeds of Collateral or requiring the maintenance of insurance thereon or (iii) default in the observance or performance of any covenant set forth in Section 8.5 for a period of 3 Business Days;
          (c) default in the observance or performance of any other provision hereof or of any other Loan Document which is not remedied within 30 days after the earlier of (i) the date on which such failure shall first become known to any officer of STA Holdings, the Borrower or a Canadian Borrower or (ii) written notice thereof is given to STA Holdings or the Borrower by the Administrative Agent;
          (d) any representation or warranty made herein or in any other Loan Document or in any certificate furnished to the Administrative Agent or the Lenders pursuant hereto or thereto or in connection with any transaction contemplated hereby or thereby proves untrue in any material respect as of the date of the issuance or making or deemed making thereof;
          (e) any event occurs or condition exists (other than those described in subsections (a) through (d) above) which is specified as an event of default under any of the other Loan Documents, or any of the Loan Documents shall for any reason not be or shall cease to be in full force and effect or is declared to be null and void, or any of the Collateral Documents shall for any reason fail to create a valid and perfected first priority Lien in favor of the Administrative Agent in any substantial portion of Collateral purported to be covered thereby except as expressly permitted by the terms thereof, or the Parent or any Subsidiary takes any action for the purpose of terminating, repudiating or rescinding any Loan Document executed by it or any of its obligations thereunder or the subordination terms of any documents governing any Subordinated Debt shall cease, for any reason, to be valid or the Parent or any Subsidiary shall so assert in writing;
          (f) default shall occur under any Indebtedness for Borrowed Money or Hedging Liability issued, assumed or guaranteed by the Parent, STA Holdings, the Borrower or any Subsidiary with an aggregate principal or payment amount in excess of $2,500,000 (or its U.S. Dollar Equivalent), or under any indenture, agreement or other instrument under which the same may be issued, except such defaults as have been waived by the lenders thereunder, and such default shall continue for a period of time sufficient to permit the acceleration of the maturity of any such Indebtedness for Borrowed Money or Hedging Liability (whether or not such maturity is in fact accelerated), or any such Indebtedness for Borrowed Money or Hedging Liability shall not be paid when due (whether by demand, lapse of time, acceleration or otherwise);
          (g) any judgment or judgments, writ or writs or warrant or warrants of attachment, or any similar process or processes shall be entered or filed against the Parent, STA Holdings, the Borrower or any Subsidiary, or against any of its Property, in an aggregate amount in excess of $3,000,000 (or its U.S. Dollar Equivalent) in excess of any applicable insurance coverage, and which remains undischarged, unvacated, unbonded or unstayed for a period of 60 days;
          (h) (i) the Parent, STA Holdings, the Borrower or any Subsidiary, or any member of its Controlled Group, shall fail to pay when due an amount or amounts aggregating in excess of $1,000,000 (or its U.S. Dollar Equivalent) which it shall have become liable to pay to the PBGC, to a Plan under Title IV of ERISA or to a Canadian Pension Plan or Canadian Benefit Plan; or notice of intent to terminate a Plan or Plans shall be filed under Title IV of ERISA by STA Holdings, the Borrower or any Subsidiary, or any other member of its Controlled Group, any plan administrator or any combination of the foregoing having aggregate Unfunded Vested Liabilities or the filing by a Canadian Borrower or a Canadian Subsidiary of a Canadian Borrower with a governmental regulator of a Canadian Pension Plan or a Canadian Benefits Plan (in each case, a “Canadian Pension Regulator”) of a notice of intent to terminate a Canadian Pension Plan or a Canadian Benefit Plan having aggregate unfunded liabilities, in excess of $750,000 (or its U.S. Dollar Equivalent) (collectively, a “Material Plan”); or the PBGC shall institute proceedings under Title IV of ERISA to terminate or to cause a trustee to be appointed to administer any Material Plan or a proceeding shall be instituted by a fiduciary of any Material Plan against the Parent, STA Holdings, the Borrower or any Subsidiary, or any member of its Controlled Group, to enforce Section 515 or 4219(c)(5) of ERISA and such proceeding shall not have been dismissed within 30 days thereafter; or a condition shall exist by reason of which the PBGC would be entitled to obtain a decree adjudicating that any Material Plan must be terminated; or (ii) the Canadian Pension Regulator instituting proceedings to terminate, in whole or in part, any Canadian Pension Plan or Canadian Benefit Plan or causing a trustee to be appointed to administer any Canadian Pension Plan or Canadian Benefit Plan; or the Canadian Pension Regulator instituting a proceeding against a Canadian Borrower or any Canadian Subsidiary of a Canadian Borrower in respect of a Material Plan and such proceeding shall not have been dismissed within 30 days thereafter; or a condition shall exist by reason of which the Canadian Pension Regulator would be entitled to obtain a decree adjudicating that any Canadian Pension Plan or Canadian Benefits Plan must be terminated;
          (i) a Change of Control shall have occurred;
          (j) the Parent, STA Holdings, the Borrower or any Subsidiary shall (i) have entered involuntarily against it an order for relief under the United States Bankruptcy Code, as amended, or the Bankruptcy and Insolvency Act (Canada) or the Companies’ Creditors Arrangement Act (Canada), as amended (collectively, the “Canadian Bankruptcy Legislation”) or any analogous action is taken under any applicable law relating to bankruptcy or insolvency, including without limitation an order or declaration by a court of competent jurisdiction that the Parent, STA Holdings, the Borrower or any Subsidiary is bankrupt or insolvent or the Parent, STA Holdings, the Borrower or any Subsidiary admitting that the material allegations in a petition, claim or other proceeding filed against it in any bankruptcy, insolvency or debt reorganization proceeding (including without limitation under the United States Bankruptcy Code, as amended or the Canadian Bankruptcy Legislation), (ii) not pay, or admit in writing its inability to pay, its debts generally as they become due, (iii) make an assignment for the benefit of creditors, (iv) apply for, seek, consent to, or acquiesce in, the appointment of a receiver (which term shall include an interim receiver or a receiver and manager), custodian, trustee, examiner, liquidator or similar official for it or any substantial part of its Property, (v) institute any proceeding seeking to have entered against it an order for relief under the United States Bankruptcy Code, as amended, the Canadian Bankruptcy Legislation or the Winding-Up Act (Canada), as amended, to adjudicate it insolvent, or seeking dissolution, winding up, liquidation, reorganization, arrangement, adjustment or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors or fail to file an answer or other pleading denying the material allegations of any such proceeding filed against it, (vi) take any corporate action in furtherance of any matter described in parts (i) through (v) above, (vii) fail to contest in good faith any appointment or proceeding described in Section 9.1(k) hereof; (viii) or ceasing to carry on business or a substantial part thereof; or
          (k) a custodian, receiver, trustee, examiner, liquidator or similar official shall be appointed for the Parent, STA Holdings, the Borrower or any Subsidiary, or any substantial part of any of its Property, or a proceeding described in Section 9.1(j)(v) shall be instituted against the Borrower or any Subsidiary, and such appointment continues undischarged or such proceeding continues undismissed or unstayed for a period of 60 days; or
          (l) (A) the Parent shall modify any of the terms or conditions relating to the Convertible Notes in a manner adverse to the Lenders or make any voluntary prepayment thereof or effect any voluntary redemption thereof or make any other payment on account of the Convertible Notes other than the payment of interest when due (provided, however, that nothing herein shall restrict the conversion of the Convertible Notes in accordance with the terms of the Convertible Notes or the Convertible Note Indenture, nor shall such conversion be considered an Event of Default hereunder) or (B) any default shall occur under the Convertible Note Indenture without giving effect to any “standstill” provision contained in the Convertible Note Indenture.
     Section 9.2. Non-Bankruptcy Defaults. When any Event of Default other than those described in subsection (j) or (k) of Section 9.1 hereof has occurred and is continuing, the Administrative Agent shall, by written notice to the Borrower: (a) if so directed by the Required Lenders, terminate all or any portion of the remaining Commitments and all other obligations of the Lenders hereunder on the date stated in such notice (which may be the date thereof); (b) if so directed by the Required Lenders, declare the principal of and the accrued interest on all outstanding Loans (including Bankers’ Acceptances) and Swing Loans to be forthwith due and payable and thereupon all outstanding Loans (including Bankers’ Acceptances) and Swing Loans, including both principal and interest thereon, shall be and become immediately due and payable together with all other amounts payable under the Loan Documents without further demand, presentment, protest or notice of any kind; and (c) if so directed by the Required Lenders, demand that the Borrower and Canadian Borrowers, as applicable, immediately pay to the Administrative Agent the full amount then available for drawing under each or any Letter of Credit, Canadian Letters of Credit, and the face amount of each Bankers’ Acceptance, and the Borrower and Canadian Borrowers, as applicable, agree to immediately make such payment and acknowledge and agree that the Lenders would not have an adequate remedy at law for failure by the Borrower and Canadian Borrowers to honor any such demand and that the Administrative Agent, for the benefit of the Lenders, shall have the right to require the Borrower and Canadian Borrowers to specifically perform such undertaking whether or not any drawings or other demands for payment have been made under any Letter of Credit or Canadian Letter of Credit. The Administrative Agent, after giving notice to the Borrower and Canadian Borrowers pursuant to Section 9.1(c) or this Section 9.2, shall also promptly send a copy of such notice to the other Lenders, but the failure to do so shall not impair or annul the effect of such notice.
     Section 9.3. Bankruptcy Defaults. When any Event of Default described in subsections (j) or (k) of Section 9.1 hereof has occurred and is continuing, then all outstanding Notes shall immediately become due and payable together with all other amounts payable under the Loan Documents without presentment, demand, protest or notice of any kind, the obligation of the Lenders to extend further credit pursuant to any of the terms hereof shall immediately terminate and the Borrower and Canadian Borrowers, as applicable, shall immediately pay to the Administrative Agent the full amount then available for drawing under all outstanding Letters of Credit, Canadian Letters of Credit, and the face amount of each Bankers’ Acceptance, the Borrower and Canadian Borrowers acknowledging and agreeing that the Lenders would not have an adequate remedy at law for failure by the Borrower and Canadian Borrowers to honor any such demand and that the Lenders, and the Administrative Agent on their behalf, shall have the right to require the Borrower and Canadian Borrowers to specifically perform such undertaking whether or not any draws or other demands for payment have been made under any of the Letters of Credit or Canadian Letter of Credit.
     Section 9.4. Collateral for Undrawn Letters of Credit and Bankers’ Acceptances. (a) If the prepayment of the amount available for drawing under any or all outstanding Letters of Credit, Canadian Letters of Credit or the face amount of any Bankers’ Acceptance is required under Section 1.10(b) or under Section 9.2 or 9.3 above, the Borrower or Canadian Borrowers, as applicable, shall forthwith pay the amount required to be so prepaid, to be held by the Administrative Agent as provided in subsection (b) below.
          (b) All amounts prepaid pursuant to subsection (a) above shall be held by the Administrative Agent in one or more separate collateral accounts (each such account, and the credit balances, properties and any investments from time to time held therein, and any substitutions for such account, any certificate of deposit or other instrument evidencing any of the foregoing and all proceeds of and earnings on any of the foregoing being collectively called the “Collateral Account”) as security for, and for application by the Administrative Agent (to the extent available) to, the reimbursement of any payment under any Letter of Credit or Canadian Letter of Credit then or thereafter made by the Administrative Agent, and to the payment of the unpaid balance of any Loans (including Bankers’ Acceptances) and all other Obligations (and to all Hedging Liability and Funds Transfer and Deposit Account Liability). The Collateral Account shall be held in the name of and subject to the exclusive dominion and control of the Administrative Agent subject to the terms of the Intercreditor and Custodial Agreement for the benefit of the Administrative Agent, the Lenders, the L/C Issuer, the Canadian L/C Issuer and the holders of the Senior Secured Notes. If and when requested by the Borrower, the Administrative Agent shall invest funds held in the Collateral Account from time to time in direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the United States of America or Canada with a remaining maturity of one year or less, provided that the Administrative Agent is irrevocably authorized to sell investments held in the Collateral Account when and as required to make payments out of the Collateral Account for application to amounts due and owing from the Borrower or the Canadian Borrowers to the L/C Issuer or the Canadian L/C Issuer, the Administrative Agent or the Lenders; provided, however, that if (i) the Borrower or the Canadian Borrowers shall have made payment of all such obligations referred to in subsection (a) above, and (ii) no Letters of Credit, Canadian Letters of Credit, Commitments, Loans (including Bankers’ Acceptances), other Obligations, Hedging Liability, or Funds Transfer and Deposit Account Liability remain outstanding hereunder, then the Administrative Agent shall release to the Borrower any remaining amounts held in the Collateral Account.
     Section 9.5. Notice of Default. The Administrative Agent shall give notice to the Borrower under Section 9.1(c) hereof promptly upon being requested to do so by any Lender and shall thereupon notify all the Lenders thereof.
     Section 9.6. Expenses. The Borrower and Canadian Borrowers agree to pay to the Administrative Agent and each Lender all reasonable and documented out-of-pocket expenses reasonably incurred or paid by the Administrative Agent and such Lender, including reasonable attorneys’ fees and court costs, in connection with any Event of Default by the Borrower or a Canadian Borrower hereunder or in connection with the enforcement of any of the Loan Documents provided that notwithstanding the foregoing, the obligations of the Canadian Borrowers under this Section 9.6 shall be limited to those expenses caused by or otherwise relating to the Canadian Borrowers or Obligations owing by a Canadian Borrower.
Section 10. Change in Circumstances.
     Section 10.1. Change of Law. Notwithstanding any other provisions of this Agreement or any other Loan Document, if at any time any change in applicable law or regulation or in the interpretation thereof makes it unlawful for any Lender to make or continue to maintain any Eurodollar Loans or to perform its obligations as contemplated hereby, such Lender shall promptly give notice thereof to the Borrower and such Lender’s obligations to make or maintain Eurodollar Loans under this Agreement shall be suspended until it is no longer unlawful for such Lender to make or maintain Eurodollar Loans. The Borrower shall prepay on demand the outstanding principal amount of any such affected Eurodollar Loans, together with all interest accrued thereon and all other amounts then due and payable to such Lender under this Agreement; provided, however, subject to all of the terms and conditions of this Agreement, the Borrower may then elect to borrow the principal amount of the affected Eurodollar Loans from such Lender by means of Base Rate Loans from such Lender, which Base Rate Loans shall not be made ratably by the Lenders but only from such affected Lender.

     Section 10.2. Unavailability of Deposits or Inability to Ascertain, or Inadequacy of, LIBOR. If on or prior to the first day of any Interest Period for any Borrowing of Eurodollar Loans:
          (a) the Administrative Agent determines that deposits in U.S. Dollars (in the applicable amounts) are not being offered to it in the interbank eurodollar market for such Interest Period, or that by reason of circumstances affecting the interbank eurodollar market adequate and reasonable means do not exist for ascertaining the applicable LIBOR, or
          (b) the Required Lenders advise the Administrative Agent that (i) LIBOR as determined by the Administrative Agent will not adequately and fairly reflect the cost to such Lenders of funding their Eurodollar Loans for such Interest Period or (ii) that the making or funding of Eurodollar Loans become impracticable, then the Administrative Agent shall forthwith give notice thereof to the Borrower and the Lenders, whereupon until the Administrative Agent notifies the Borrower that the circumstances giving rise to such suspension no longer exist, the obligations of the Lenders to make Eurodollar Loans shall be suspended.
     Section 10.3. Increased Cost and Reduced Return. (a) If, on or after the date hereof, the adoption of any applicable law, rule or regulation (and for purposes of this Agreement, the Dodd-Frank Wall Street Reform and Consumer Protection Act and all regulations, guidelines or directives in connection therewith (the “Dodd-Frank Act”) are deemed to have gone into effect after the date hereof), or any change therein, or any change in the interpretation or administration thereof by any governmental authority, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by any Lender (or its Lending Office), the L/C Issuer or Canadian L/C Issuer with any request or directive (whether or not having the force of law) of any such authority, central bank or comparable agency:
          (i) shall subject any Lender (or its Lending Office), the L/C Issuer or Canadian L/C Issuer to any tax, duty or other charge with respect to its Eurodollar Loans, its Notes, its Letter(s) of Credit, its Canadian Letter(s) of Credit, or its participation in any thereof, any Reimbursement Obligations or Canadian Reimbursement Obligations owed to it or its obligation to make Eurodollar Loans, issue a Letter of Credit or Canadian Letter of Credit, or to participate therein, or shall change the basis of taxation of payments to any Lender (or its Lending Office), the L/C Issuer or Canadian L/C Issuer of the principal of or interest on its Eurodollar Loans, Letter(s) of Credit, Canadian Letter(s) of Credit, or participations therein or any other amounts due under this Agreement or any other Loan Document in respect of its Eurodollar Loans, Letter(s) of Credit, Canadian Letter(s) of Credit, any participation therein, any Reimbursement Obligations or Canadian Reimbursement Obligations owed to it, or its obligation to make Eurodollar Loans, or issue a Letter of Credit or Canadian Letter of Credit, or acquire participations therein (except for changes in the rate of tax on the overall net income of such Lender or its Lending Office, the L/C Issuer or Canadian L/C Issuer imposed by the jurisdiction in which such Lender’s, the L/C Issuer’s or Canadian L/C Issuer’s principal executive office or Lending Office is located); or
          (ii) shall impose, modify or deem applicable any reserve, special deposit or similar requirement (including, without limitation, any such requirement imposed by the Board of Governors of the Federal Reserve System, but excluding with respect to any Eurodollar Loans any such requirement included in an applicable Eurodollar Reserve Percentage) against assets of, deposits with or for the account of, or credit extended by, any Lender (or its Lending Office), the L/C Issuer or the Canadian L/C Issuer or shall impose on any Lender (or its Lending Office), the L/C Issuer or the Canadian L/C Issuer or on the interbank market any other condition affecting its Eurodollar Loans, its Notes, its Letter(s) of Credit, its Canadian Letter(s) of Credit, or its participation in any thereof, any Reimbursement Obligation or Canadian Reimbursement Obligation owed to it, or its obligation to make Eurodollar Loans, or to issue a Letter of Credit or Canadian Letter of Credit, or to participate therein;
and the result of any of the foregoing is to increase the cost to such Lender (or its Lending Office), the L/C Issuer or the Canadian L/C Issuer of making or maintaining any Eurodollar Loan, issuing or maintaining a Letter of Credit, or participating therein, or to reduce the amount of any sum received or receivable by such Lender (or its Lending Office), the L/C Issuer or the Canadian L/C Issuer under this Agreement or under any other Loan Document with respect thereto, by an amount deemed by such Lender, the L/C Issuer or the Canadian L/C Issuer to be material, then, within 15 days after demand by such Lender, the L/C Issuer or the Canadian L/C Issuer (with a copy to the Administrative Agent), the Borrower shall be obligated to pay to such Lender, the L/C Issuer or the Canadian L/C Issuer such additional amount or amounts as will compensate such Lender, the L/C Issuer or Canadian L/C Issuer for such increased cost or reduction; provided, however, that such Lender, the L/C Issuer or Canadian L/C Issuer shall promptly notify the Borrower of an event which might cause it to seek compensation, and the Borrower shall be obligated to pay only such compensation which is incurred or which arises after the date ninety (90) days prior to the date such notice is given; provided further, that, if such event giving rise to such increased costs or reductions is retroactive, then the 90 day period referred to above shall be extended to include the period of retroactive effect thereof.
          (b) If, after the date hereof, any Lender, the L/C Issuer or the Canadian L/C Issuer or the Administrative Agent shall have determined that the adoption of any applicable law, rule or regulation regarding capital adequacy (and for purposes of this Agreement, the Dodd-Frank Act is deemed to have been adopted and gone into effect after the date hereof), or any change therein, or any change in the interpretation or administration thereof by any governmental authority, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by any Lender (or its Lending Office), the L/C Issuer or the Canadian L/C Issuer or any corporation controlling such Lender, the L/C Issuer or the Canadian L/C Issuer with any request or directive regarding capital adequacy (whether or not having the force of law) of any such authority, central bank or comparable agency, has had the effect of reducing the rate of return on such Lender’s, the L/C Issuer’s or the Canadian L/C Issuer’s or such corporation’s capital as a consequence of its obligations hereunder to a level below that which such Lender, the L/C Issuer or the Canadian L/C Issuer could have achieved but for such adoption, change or compliance (taking into consideration such Lender’s, the L/C Issuer’s or the Canadian L/C Issuer’s or such corporation’s policies with respect to capital adequacy) by an amount deemed by such Lender, the L/C Issuer or Canadian L/C Issuer to be material, then from time to time, within 15 days after demand by such Lender, the L/C Issuer or the Canadian L/C Issuer (with a copy to the Administrative Agent), the Borrower or Canadian Borrowers, as applicable, shall pay to such Lender, the L/C Issuer or the Canadian L/C Issuer such additional amount or amounts as will compensate such Lender, the L/C Issuer or the Canadian L/C Issuer for such reduction; provided, however, that such Lender, the L/C Issuer or Canadian L/C Issuer shall promptly notify the Borrower of an event which might cause it to seek compensation, and the Borrower shall be obligated to pay only such compensation which is incurred or which arises after the date ninety (90) days prior to the date such notice is given; provided further, that, if such event giving rise to such increased costs or reductions is retroactive, then the 90 day period referred to above shall be extended to include the period of retroactive effect thereof.
          (c) A certificate of a Lender, the L/C Issuer or the Canadian L/C Issuer claiming compensation under this Section 10.3 and setting forth the additional amount or amounts to be paid to it hereunder shall be conclusive if reasonably determined absent manifest error. In determining such amount, such Lender, the L/C Issuer or the Canadian L/C Issuer may use any reasonable averaging and attribution methods.
     Section 10.4. Lending Offices. Each Lender may, at its option, elect to make its Loans hereunder at the branch, office or affiliate specified on the appropriate signature page hereof (each a “Lending Office”) for each type of Loan available hereunder or at such other of its branches, offices or affiliates as it may from time to time elect and designate in a written notice to the Borrower (and, if applicable, the Canadian Borrowers) and the Administrative Agent. To the extent reasonably possible, a Lender shall designate an alternative branch or funding office with respect to its Eurodollar Loans to reduce any liability of the Borrower to such Lender under Section 10.3 hereof or to avoid the unavailability of Eurodollar Loans under Section 10.2 hereof, so long as such designation is not otherwise disadvantageous to the Lender.
     Section 10.5. Discretion of Lender as to Manner of Funding. Notwithstanding any other provision of this Agreement, each Lender shall be entitled to fund and maintain its funding of all or any part of its Loans in any manner it sees fit, it being understood, however, that for the purposes of this Agreement all determinations hereunder with respect to Eurodollar Loans shall be made as if each Lender had actually funded and maintained each Eurodollar Loan through the purchase of deposits in the interbank eurodollar market having a maturity corresponding to such Loan’s Interest Period and bearing an interest rate equal to LIBOR for such Interest Period.
Section 11. The Administrative Agent.
     Section 11.1. Appointment and Authorization of Administrative Agent. Each Lender, the L/C Issuer and the Canadian L/C Issuer hereby appoints Harris N.A. as the Administrative Agent under the Loan Documents and hereby authorizes the Administrative Agent to take such action as Administrative Agent on its behalf and to exercise such powers under the Loan Documents as are delegated to the Administrative Agent by the terms thereof, together with such powers as are reasonably incidental thereto. The Lenders, L/C Issuer and Canadian L/C Issuer expressly agree that the Administrative Agent is not acting as a fiduciary of the Lenders, L/C Issuer or Canadian L/C Issuer in respect of the Loan Documents, the Borrower or otherwise, and nothing herein or in any of the other Loan Documents shall result in any duties or obligations on the Administrative Agent or any of the Lenders, L/C Issuer or Canadian L/C Issuer except as expressly set forth herein.
     Section 11.2. Administrative Agent and its Affiliates. The Administrative Agent shall have the same rights and powers under this Agreement and the other Loan Documents as any other Lender and may exercise or refrain from exercising such rights and power as though it were not the Administrative Agent, and the Administrative Agent and its affiliates may accept deposits from, lend money to, and generally engage in any kind of business with the Borrower or any Affiliate of the Borrower as if it were not the Administrative Agent under the Loan Documents. The term “Lender” as used herein and in all other Loan Documents, unless the context otherwise clearly requires, includes the Administrative Agent in its individual capacity as a Lender. References in Section 1 hereof to the Administrative Agent’s Loans, or to the amount owing to the Administrative Agent for which an interest rate is being determined, refer to the Administrative Agent in its individual capacity as a Lender.
     Section 11.3. Action by Administrative Agent. If the Administrative Agent receives from the Borrower a written notice of an Event of Default pursuant to Section 8.5 hereof, the Administrative Agent shall promptly give each of the Lenders, L/C Issuer and Canadian L/C Issuer written notice thereof. The obligations of the Administrative Agent under the Loan Documents are only those expressly set forth therein. Without limiting the generality of the foregoing, the Administrative Agent shall not be required to take any action hereunder with respect to any Default or Event of Default, except as expressly provided in Sections 9.2 and 9.5. Upon the occurrence of an Event of Default, subject to the Intercreditor and Custodial Agreement, the Administrative Agent shall take such action to enforce its Lien on the Collateral and to preserve and protect the Collateral as may be directed by the Required Lenders. Unless and until the Required Lenders give such direction, the Administrative Agent may (but shall not be obligated to) take or refrain from taking such actions as it deems appropriate and in the best interest of all the Lenders, L/C Issuer and Canadian L/C Issuer. In no event, however, shall the Administrative Agent be required to take any action in violation of applicable law or of any provision of any Loan Document, and the Administrative Agent shall in all cases be fully justified in failing or refusing to act hereunder or under any other Loan Document unless it first receives any further assurances of its indemnification from the Lenders that it may require, including prepayment of any related expenses and any other protection it requires against any and all costs, expense and liability which may be incurred by it by reason of taking or continuing to take any such action. The Administrative Agent shall be entitled to assume that no Default or Event of Default exists unless notified in writing to the contrary by a Lender, L/C Issuer, Canadian L/C Issuer or the Borrower. In all cases in which the Loan Documents do not require the Administrative Agent to take specific action, the Administrative Agent shall be fully justified in using its discretion in failing to take or in taking any action thereunder. Any instructions of the Required Lenders, or of any other group of Lenders called for under the specific provisions of the Loan Documents, shall be binding upon all the Lenders and the holders of the Obligations.

     Section 11.4. Consultation with Experts. The Administrative Agent may consult with legal counsel, independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken by it in good faith in accordance with the advice of such counsel, accountants or experts.
     Section 11.5. Liability of Administrative Agent; Credit Decision. Neither the Administrative Agent nor any of its directors, officers, agents, or employees shall be liable for any action taken or not taken by it in connection with the Loan Documents: (i) with the consent or at the request of the Required Lenders or (ii) in the absence of its own gross negligence or willful misconduct. Neither the Administrative Agent nor any of its directors, officers, agents or employees shall be responsible for or have any duty to ascertain, inquire into or verify: (i) any statement, warranty or representation made in connection with this Agreement, any other Loan Document or any Credit Event; (ii) the performance or observance of any of the covenants or agreements of the Borrower or any Subsidiary contained herein or in any other Loan Document; (iii) the satisfaction of any condition specified in Section 7 hereof, except receipt of items required to be delivered to the Administrative Agent; or (iv) the validity, effectiveness, genuineness, enforceability, perfection, value, worth or collectibility hereof or of any other Loan Document or of any other documents or writing furnished in connection with any Loan Document or of any Collateral; and the Administrative Agent makes no representation of any kind or character with respect to any such matter mentioned in this sentence. The Administrative Agent may execute any of its duties under any of the Loan Documents by or through employees, agents, and attorneys-in-fact and shall not be answerable to the Lenders, L/C Issuer, Canadian L/C Issuer or any other Person for the default or misconduct of any such agents or attorneys-in-fact selected with reasonable care. The Administrative Agent shall not incur any liability by acting in reliance upon any notice, consent, certificate, other document or statement (whether written or oral) believed by it to be genuine or to be sent by the proper party or parties. In particular and without limiting any of the foregoing, the Administrative Agent shall have no responsibility for confirming the accuracy of any compliance certificate or other document or instrument received by it under the Loan Documents. The Administrative Agent may treat the payee of any Obligation as the holder thereof until written notice of transfer shall have been filed with the Administrative Agent signed by such payee in form satisfactory to the Administrative Agent. Each Lender, L/C Issuer and Canadian L/C Issuer acknowledges that it has independently and without reliance on the Administrative Agent, any other Lender, L/C Issuer or Canadian L/C Issuer, and based upon such information, investigations and inquiries as it deems appropriate, made its own credit analysis and decision to extend credit to the Borrower or the Canadian Borrowers, as applicable, in the manner set forth in the Loan Documents. It shall be the responsibility of each Lender, L/C Issuer and Canadian L/C Issuer to keep itself informed as to the creditworthiness of the Borrower and its Subsidiaries, and the Administrative Agent shall have no liability to any Lender with respect thereto.
     Section 11.6. Indemnity. The Lenders shall ratably, in accordance with their respective Percentages, indemnify and hold the Administrative Agent, and its directors, officers, employees, agents and representatives harmless from and against any liabilities, losses, costs or expenses suffered or incurred by it under any Loan Document or in connection with the transactions contemplated thereby, regardless of when asserted or arising, except to the extent they are promptly reimbursed for the same by the Borrower or the Canadian Borrowers and except to the extent that any event giving rise to a claim was caused by the gross negligence or willful misconduct of the party seeking to be indemnified. The obligations of the Lenders under this Section shall survive termination of this Agreement. The Administrative Agent shall be entitled to offset amounts received for the account of a Lender under this Agreement against unpaid amounts due from such Lender to the Administrative Agent, the L/C Issuer, the Canadian L/C Issuer, or Swing Line Lender hereunder (whether as fundings of participations, indemnities or otherwise, and with any amounts offset for the benefit of the Administrative Agent to be held by it for its own account and with any amounts offset for the benefit of the L/C Issuer, the Canadian L/C Issuer or Swing Line Lender to be remitted by the Administrative Agent to of for the account of the L/C Issuer, the Canadian L/C Issuer or Swing Line Lender, as applicable), but shall not be entitled to offset against amounts owed to the Administrative Agent, the L/C Issuer, the Canadian L/C Issuer or Swing Line Lender by any Lender arising outside of this Agreement and the other Loan Documents.
     Section 11.7. Resignation of Administrative Agent and Successor Administrative Agent. The Administrative Agent may resign at any time by giving written notice thereof to the Lenders and the Borrower. Upon any such resignation of the Administrative Agent, the Required Lenders shall have the right to appoint a successor Administrative Agent which successor Administrative Agent shall be consented to by the Borrower and the Canadian Borrowers at all times other than during the existence of an Event of Default. If no successor Administrative Agent shall have been so appointed by the Required Lenders, and shall have accepted such appointment, within 30 days after the retiring Administrative Agent’s giving of notice of resignation then the retiring Administrative Agent may, on behalf of the Lenders, appoint a successor Administrative Agent, which may be any Lender hereunder or any commercial bank, or an Affiliate of a commercial bank organized under the laws of the United States of America or of any State thereof and having a combined capital and surplus of at least $200,000,000. Upon the acceptance of its appointment as the Administrative Agent hereunder, such successor Administrative Agent shall thereupon succeed to and become vested with all the rights and duties of the retiring Administrative Agent under the Loan Documents, and the retiring Administrative Agent shall be discharged from its duties and obligations thereunder. After any retiring Administrative Agent’s resignation hereunder as Administrative Agent, the provisions of this Section 11 and all protective provisions of the other Loan Documents shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Administrative Agent, but no successor Administrative Agent shall in any event be liable or responsible for any actions of its predecessor. If the Administrative Agent resigns and no successor is appointed, the rights and obligations of such Administrative Agent shall be automatically assumed by the Required Lenders and (i) the Borrower shall be directed to make all payments due each Lender, L/C Issuer or Canadian L/C Issuer hereunder directly to such Lender, the L/C issuer or the Canadian L/C Issuer and (ii) the Administrative Agent’s rights in the Collateral Documents shall be assigned without representation, recourse or warranty to the Lenders, L/C Issuer and Canadian L/C Issuer as their interests may appear.
     Section 11.8. L/C Issuer. The L/C Issuer shall act on behalf of the Lenders with respect to any Letters of Credit issued by it and the documents associated therewith. The L/C Issuer shall have all of the benefits and immunities (i) provided to the Administrative Agent in this Section 11 with respect to any acts taken or omissions suffered by the L/C Issuer in connection with Letters of Credit issued by it or proposed to be issued by it and the Applications pertaining to such Letters of Credit as fully as if the term “Administrative Agent,” as used in this Section 11, included L/C Issuer with respect to such acts or omissions and (ii) as additionally provided in this Agreement with respect to such L/C Issuer.
     Section 11.9. Canadian L/C Issuer. The Canadian L/C Issuer shall act on behalf of the Canadian Lenders with respect to any Letters of Credit issued by it and the documents associated therewith. The Canadian L/C Issuer shall have all of the benefits and immunities (i) provided to the Administrative Agent in this Section 11 with respect to any acts taken or omissions suffered by the Canadian L/C Issuer in connection with Canadian Letters of Credit issued by it or proposed to be issued by it and the Applications pertaining to Canadian Letters of Credit as fully as if the term “Administrative Agent,” as used in this Section 11, included Canadian L/C Issuer with respect to such acts or omissions and (ii) as additionally provided in this Agreement with respect to such Canadian L/C Issuer.
     Section 11.10. Swing Line Lender. The Swing Line Lender shall act on behalf of the Lenders with respect to the Swing Loans made hereunder. The Swing Line Lender shall have all of the benefits and immunities (i) provided to the Administrative Agent in this Section 11 with respect to any acts taken or omissions suffered by the Swing Line Lender in connection with Swing Loans made or to be made hereunder as fully as if the term “Administrative Agent”, as used in this Section 11, included the Swing Line Lender with respect to such acts or omissions and (ii) as additionally provided in this Agreement with respect to the Swing Line Lender
     Section 11.11. Hedging Liability and Funds Transfer and Deposit Account Liability Arrangements. By virtue of a Lender’s execution of this Agreement or an assignment agreement pursuant to Section 13.12 hereof, as the case may be, any Affiliate of such Lender with whom the Borrower or Canadian Borrower has entered into an agreement creating Hedging Liability or Funds Transfer and Deposit Account Liability shall be deemed a Lender party hereto for purposes of any reference in a Loan Document to the parties for whom the Administrative Agent is acting, it being understood and agreed that the rights and benefits of such Affiliate under the Loan Documents consist exclusively of such Affiliate’s right to share in payments and collections out of the Collateral and the Guaranties as more fully set forth in other provisions hereof. In connection with any such distribution of payments and collections or any request for the release of the Guaranties and the Administrative Agent’s Liens in connection with the termination of the Commitments and the payment in full of the Obligations, the Administrative Agent shall be entitled to assume no amounts are due to any Lender or its Affiliate with respect to Hedging Liability or Funds Transfer and Deposit Account Liability unless such Lender has notified the Administrative Agent in writing of the amount of any such liability owed to it or its Affiliate prior to such distribution.
     Section 11.12. Authorization to Release or Subordinate or Limit Liens. The Administrative Agent is hereby irrevocably authorized by each of the Lenders to (a) release any Lien covering any Collateral that is sold, transferred, or otherwise disposed of in accordance with the terms and conditions of this Agreement and the relevant Collateral Documents (including a sale, transfer, or disposition permitted by the terms of Section 8.10 hereof or which has otherwise been consented to in accordance with Section 13.13 hereof), (b) release or subordinate any Lien on Collateral consisting of goods financed with purchase money indebtedness or under a Capital Lease to the extent such purchase money indebtedness or Capitalized Lease Obligation, and the Lien securing the same, are permitted by Sections 8.7(g) and 8.8(d) hereof, (c) reduce or limit the amount of the indebtedness secured by any particular item of Collateral to an amount not less than the estimated value thereof to the extent necessary to reduce mortgage registry, filing and similar tax and (d) release Liens on the Collateral following termination or expiration of the Commitments and payment in full in cash of the Obligations and, if then due, Hedging Liability and Funds Transfer and Deposit Account Liability.
     Section 11.13. Authorization to Enter into, and Enforcement of, the Collateral Documents. The Administrative Agent is hereby irrevocably authorized by each of the Lenders, L/C Issuer and Canadian L/C Issuer to execute and deliver the Collateral Documents on behalf of each of the Lenders, L/C Issuer and Canadian L/C Issuer and their Affiliates and to take such action and exercise such powers under the Collateral Documents as the Administrative Agent considers appropriate, provided the Administrative Agent shall not amend or waive the Collateral Documents unless such amendment or waiver is agreed to in writing by the Required Lenders. Each Lender, L/C Issuer and Canadian L/C Issuer acknowledges and agrees that it will be bound by the terms and conditions of the Collateral Documents upon the execution and delivery thereof by the Administrative Agent. Except as otherwise specifically provided for herein, no Lender, L/C Issuer or Canadian L/C Issuer (or its Affiliates) other than the Administrative Agent shall have the right to institute any suit, action or proceeding in equity or at law for the foreclosure or other realization upon any Collateral or for the execution of any trust or power in respect of the Collateral or for the appointment of a receiver or for the enforcement of any other remedy under the Collateral Documents; it being understood and intended that no one or more of the Lenders, L/C Issuer and Canadian L/C Issuer (or their Affiliates) shall have any right in any manner whatsoever to affect, disturb or prejudice the Lien of the Administrative Agent (or any security trustee therefor) under the Collateral Documents by its or their action or to enforce any right thereunder, and that all proceedings at law or in equity shall be instituted, had, and maintained by the Administrative Agent (or its security trustee) in the manner provided for in the relevant Collateral Documents for the benefit of the Lenders, L/C Issuer and Canadian L/C Issuer and their Affiliates.
     Section 11.14. Designation of Additional Agents. The Administrative Agent shall have the continuing right, for purposes hereof, at any time and from time to time to designate one or more of the Lenders (and/or its or their Affiliates) as “syndication agents,” “documentation agents,” “book runners,” “lead arrangers,” “arrangers,” or other designations for purposes hereto, but such designation shall have no substantive effect, and such Lenders and their Affiliates shall have no additional powers, duties or responsibilities as a result thereof.
Section 12. The Guarantees.
     Section 12.1. The Guarantees. To induce the Lenders to provide the credits described herein and in consideration of benefits expected to accrue to each Guarantor by reason of the Commitments and for other good and valuable consideration, receipt of which is hereby acknowledged, each Guarantor hereby unconditionally and irrevocably guarantees jointly and severally to the Administrative Agent, the Lenders, and each other holder of an Obligation, the due and punctual payment of all present and future indebtedness of the Borrower and a Canadian Borrower evidenced by or arising out of the Loan Documents, Hedging Liability, and Funds Transfer and Deposit Account Liability including, but not limited to, the due and punctual payment of principal of and interest on the Notes and the due and punctual payment of all other Obligations now or hereafter owed by the Borrower or a Canadian Borrower under the Loan Documents and the due and punctual payment of all Hedging Liability and Funds Transfer and Deposit Account Liability, in each case as and when the same shall become due and payable, whether at stated maturity, by acceleration or otherwise, according to the terms hereof and thereof (including all interest, costs, fees, and charges after the entry of an order for relief against the Borrower, Canadian Borrower or such other obligor in a case under the United States Bankruptcy Code or any similar proceeding, whether or not such interest, costs, fees and charges would be an allowed claim against the Borrower, Canadian Borrower or any such obligor in any such proceeding). In case of failure by the Borrower or a Canadian Borrower punctually to pay any indebtedness or other Obligations guaranteed hereby, each Guarantor hereby unconditionally agrees jointly and severally to make such payment or to cause such payment to be made punctually as and when the same shall become due and payable, whether at stated maturity, by acceleration or otherwise, and as if such payment were made by the Borrower or a Canadian Borrower, as applicable.
     Section 12.2. Guarantee Unconditional. The obligations of each Guarantor as a guarantor under this Section 12 shall be unconditional and absolute and, without limiting the generality of the foregoing, shall not be released, discharged or otherwise affected by:
          (a) any extension, renewal, settlement, compromise, waiver or release in respect of any obligation of the Borrower, a Canadian Borrower, or of any other Guarantor under this Agreement or any other Loan Document or by operation of law or otherwise;
          (b) any modification or amendment of or supplement to this Agreement or any other Loan Document (or any agreement relating to Hedging Liability or Funds Transfer and Deposit Account Liability);
          (c) any change in the corporate existence, structure or ownership of, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting, the Borrower, a Canadian Borrower, any other Guarantor, or any of their respective assets, or any resulting release or discharge of any obligation of the Borrower, a Canadian Borrower, or of any other Guarantor contained in any Loan Document;
          (d) the existence of any claim, set-off or other rights which the Borrower, any Canadian Borrower, or any Guarantor may have at any time against the Administrative Agent, any Lender or any other Person, whether or not arising in connection herewith;
          (e) any failure to assert, or any assertion of, any claim or demand or any exercise of, or failure to exercise, any rights or remedies against the Borrower, a Canadian Borrower, any other Guarantor or any other Person or Property;

          (f) any application of any sums by whomsoever paid or howsoever realized to any obligation of the Borrower or a Canadian Borrower, regardless of what obligations of the Borrower and/or a Canadian Borrower remain unpaid;
          (g) any invalidity or unenforceability relating to or against the Borrower, a Canadian Borrower or any other Guarantor for any reason of this Agreement or of any other Loan Document or any agreement relating to Hedging Liability or Funds Transfer and Deposit Account Liability or any provision of applicable law or regulation purporting to prohibit the payment by the Borrower, a Canadian Borrower or any other Guarantor of the principal of or interest on any Loans, Reimbursement Obligation or Canadian Reimbursement Obligation or any other amount payable by it under the Loan Documents or any agreement relating to Hedging Liability or Funds Transfer and Deposit Account Liability; or
          (h) any other act or omission to act or delay of any kind by the Administrative Agent, any Lender or any other Person or any other circumstance whatsoever that might, but for the provisions of this paragraph, constitute a legal or equitable discharge of the obligations of the Guarantor under this Section 12.
     Section 12.3. Discharge Only Upon Payment in Full; Reinstatement in Certain Circumstances. Each Guarantor’s obligations under this Section 12 shall remain in full force and effect until the Commitments are terminated, all Letters of Credit and Canadian Letters of Credit have expired and the principal of and interest on the Loans (including Bankers’ Acceptances) and Swing Loans and all other amounts payable by the Borrower or a Canadian Borrower under this Agreement and all other Loan Documents and, if then outstanding and unpaid, all Hedging Liability and Funds Transfer and Deposit Account Liability shall have been paid in full. If at any time any payment of the principal of or interest on any Loan (including any Bankers’ Acceptance) or any Swing Loan or any other amount payable by the Borrower or Canadian Borrower under the Loan Documents or any agreement relating to Hedging Liability or Funds Transfer and Deposit Account Liability is rescinded or must be otherwise restored or returned upon the insolvency, bankruptcy or reorganization of the Borrower, a Canadian Borrower, or of a Guarantor, or otherwise, each Guarantor’s obligations under this Section 12 with respect to such payment shall be reinstated at such time as though such payment had become due but had not been made at such time.
     Section 12.4. Waivers. (a) General. Each Guarantor irrevocably waives acceptance hereof, presentment, demand, protest and any notice not provided for herein, as well as any requirement that at any time any action be taken by the Administrative Agent, any Lender or any other Person against the Borrower, a Canadian Borrower, another Guarantor, or any other Person.
          (b) Subrogation and Contribution. Unless and until the Obligations, Hedging Liability, and Funds Transfer and Deposit Account Liability shall have been fully paid and satisfied and the Commitments have terminated, each Guarantor agrees it will not enforce any claim or other right it may now or hereafter acquire against the Borrower, a Canadian Borrower, or any other Guarantor that arises from the existence, payment, performance or enforcement of such

Guarantor’s obligations under this Section 12 or any other Credit Document, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution, indemnification, or any right to participate in any claim or remedy of the Administrative Agent, any Lender or any other holder of an Obligation against the Borrower, a Canadian Borrower or any other Guarantor whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from the Borrower, a Canadian Borrower, or any other Guarantor directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim or other right. If any amount shall be paid to a Guarantor on account of such rights at any time prior to the later of (x) the payment in full of the Obligations, Hedging Liability, and Funds Transfer and Deposit Account Liability and all other amounts payable by the Borrower or Canadian Borrowers hereunder and the other Loan Documents and (y) the termination of the Commitments and expiration of all Letters of Credit and Canadian Letters of Credit, such amount shall be held in trust for the benefit of the Administrative Agent, the Lenders, Canadian Lenders, the L/C Issuer and the Canadian L/C Issuer (and their Affiliates) and shall forthwith be paid to the Administrative Agent for the benefit of the Lenders, L/C Issuer and Canadian L/C Issuer (and their Affiliates) or be credited and applied upon the Obligations, Hedging Liability, and Funds Transfer and Deposit Account Liability in accordance with the terms of this Agreement.
     Section 12.5. Limit on Recovery. Notwithstanding any other provision hereof, the right of recovery against each Guarantor under this Section 12 shall not exceed $1.00 less than the lowest amount which would render such Guarantor’s obligations under this Section 12 void or voidable under applicable law, including without limitation fraudulent conveyance law.
     Section 12.6. Stay of Acceleration. If acceleration of the time for payment of any amount payable by the Borrower or a Canadian Borrower under this Agreement, any other Loan Document or under any agreement relating to Hedging Liability or Funds Transfer and Deposit Account Liability is stayed upon the insolvency, bankruptcy or reorganization of the Borrower or a Canadian Borrower, as applicable, all such amounts otherwise subject to acceleration under the terms of this Agreement, the other Loan Documents or under any agreement relating to Hedging Liability or Funds Transfer and Deposit Account Liability shall nonetheless be payable jointly and severally by the Guarantors hereunder forthwith on demand by the Administrative Agent made at the request of the Required Lenders.
     Section 12.7. Benefit to Guarantors. The Borrower, the Canadian Borrowers and the Guarantors are engaged in related businesses and integrated to such an extent that the financial strength and flexibility of the Borrower and the Canadian Borrowers has a direct impact on the success of each Guarantor. Each Guarantor will derive substantial direct and indirect benefit from the extensions of credit hereunder.
     Section 12.8. Guarantor Covenants. Each Guarantor shall take such action as the Borrower is required by this Agreement to cause such Guarantor to take, and shall refrain from taking such action as the Borrower is required by this Agreement to prohibit such Guarantor from taking.

Section 13. Miscellaneous.
     Section 13.1. Withholding Taxes. (a) Payments Free of Withholding. Except as otherwise required by law and subject to Section 13.1(b) hereof, each payment by the Borrower, the Canadian Borrowers and the Guarantors under this Agreement or the other Loan Documents shall be made without withholding for or on account of any present or future taxes (other than overall net income taxes on the recipient) imposed by or within the jurisdiction in which the Borrower, such Canadian Borrower, or such Guarantor is domiciled, any jurisdiction from which the Borrower, such Canadian Borrower, or such Guarantor makes any payment, or (in each case) any political subdivision or taxing authority thereof or therein. If any such withholding is so required, the Borrower, such Canadian Borrower, or such Guarantor shall make the withholding, pay the amount withheld to the appropriate governmental authority before penalties attach thereto or interest accrues thereon, and forthwith pay such additional amount as may be necessary to ensure that the net amount actually received by each Lender, L/C Issuer, Canadian L/C Issuer, and the Administrative Agent free and clear of such taxes (including such taxes on such additional amount) is equal to the amount which that Lender, L/C Issuer, Canadian L/C Issuer, or the Administrative Agent (as the case may be) would have received had such withholding not been made. If the Administrative Agent, L/C Issuer, Canadian L/C Issuer, or any Lender pays any amount in respect of any such taxes, penalties or interest, the Borrower, such Canadian Borrower, or such Guarantor shall reimburse the Administrative Agent, L/C Issuer, Canadian L/C Issuer, or such Lender for that payment on demand in the currency in which such payment was made. If the Borrower, such Canadian Borrower, or such Guarantor pays any such taxes, penalties or interest, it shall deliver official tax receipts evidencing that payment or certified copies thereof to the Lender, L/C Issuer, Canadian L/C Issuer, or Administrative Agent on whose account such withholding was made (with a copy to the Administrative Agent if not the recipient of the original) on or before the thirtieth day after payment.
          (b) U.S. Withholding Tax Exemptions. Each U.S. Lender or L/C Issuer that is not a United States person (as such term is defined in Section 7701(a)(30) of the Code) shall submit to the Borrower and the Administrative Agent on or before the date the initial Credit Event is made hereunder or, if later, the date such financial institution becomes a Lender or L/C Issuer hereunder, two duly completed and signed copies of (i) either Form W-8 BEN (relating to such Lender or L/C Issuer and entitling it to a complete exemption from withholding under the Code on all amounts to be received by such Lender or L/C Issuer, including fees, pursuant to the Loan Documents and the Obligations) or Form W-8 ECI (relating to all amounts to be received by such Lender or L/C Issuer, including fees, pursuant to the Loan Documents and the Obligations) of the United States Internal Revenue Service or (ii) solely if such Lender or L/C Issuer is claiming exemption from United States withholding tax under Section 871(h) or 881(c) of the Code with respect to payments of “portfolio interest”, a Form W-8 BEN, or any successor form prescribed by the Internal Revenue Service, and a certificate representing that such Lender is not a bank for purposes of Section 881(c) of the Code, is not a 10-percent shareholder (within the meaning of Section 871(h)(3)(B) of the Code) of the Borrower and is not a controlled foreign corporation related to the Borrower (within the meaning of Section 864(d)(4) of the Code). Thereafter and from time to time, each U.S. Lender or L/C Issuer shall submit to the Borrower and the Administrative Agent such additional duly completed and signed copies of one or the other of such Forms (or such successor forms as shall be adopted from time to time by the relevant United States taxing authorities) and such other certificates as may be (i) requested by the Borrower in a written notice, directly or through the Administrative Agent, to such U.S. Lender or L/C Issuer and (ii) required under then-current United States law or regulations to avoid or reduce United States withholding taxes on payments in respect of all amounts to be received by such Lender or L/C Issuer, including fees, pursuant to the Loan Documents or the Obligations or L/C Issuer. Upon the request of the Borrower or the Administrative Agent, each U.S. Lender and L/C Issuer that is a United States person (as such term is defined in Section 7701(a)(30) of the Code) shall submit to the Borrower and the Administrative Agent a certificate to the effect that it is such a United States person.
          (c) Inability of Lender to Submit Forms. If any Lender or L/C Issuer determines, as a result of any change in applicable law, regulation or treaty, or in any official application or interpretation thereof, that it is unable to submit to the Borrower or the Administrative Agent any form or certificate that such Lender or L/C Issuer is obligated to submit pursuant to subsection (b) of this Section 13.1 or that such Lender or L/C Issuer is required to withdraw or cancel any such form or certificate previously submitted or any such form or certificate otherwise becomes ineffective or inaccurate, such Lender or L/C Issuer shall promptly notify the Borrower and Administrative Agent of such fact and the Lender or L/C Issuer shall to that extent not be obligated to provide any such form or certificate and will be entitled to withdraw or cancel any affected form or certificate, as applicable.
     Section 13.2. No Waiver, Cumulative Remedies. No delay or failure on the part of the Administrative Agent or any Lender or on the part of the holder or holders of any of the Obligations in the exercise of any power or right under any Loan Document shall operate as a waiver thereof or as an acquiescence in any default, nor shall any single or partial exercise of any power or right preclude any other or further exercise thereof or the exercise of any other power or right. The rights and remedies hereunder of the Administrative Agent, the Lenders and of the holder or holders of any of the Obligations are cumulative to, and not exclusive of, any rights or remedies which any of them would otherwise have.
     Section 13.3. Non-Business Days. If any payment hereunder becomes due and payable on a day which is not a Business Day, the due date of such payment shall be extended to the next succeeding Business Day on which date such payment shall be due and payable. In the case of any payment of principal falling due on a day which is not a Business Day, interest on such principal amount shall continue to accrue during such extension at the rate per annum then in effect, which accrued amount shall be due and payable on the next scheduled date for the payment of interest.
     Section 13.4. Documentary Taxes. Each of the Borrower and each Canadian Borrower agrees to pay on demand any documentary, stamp or similar taxes payable in respect of this Agreement or any other Loan Document, including interest and penalties, in the event any such taxes are assessed, irrespective of when such assessment is made and whether or not any credit is then in use or available hereunder.

     Section 13.5. Survival of Representations. All representations and warranties made herein or in any other Loan Document or in certificates given pursuant hereto or thereto shall survive the execution and delivery of this Agreement and the other Loan Documents, and shall continue in full force and effect with respect to the date as of which they were made as long as any credit is in use or available hereunder.
     Section 13.6. Survival of Indemnities. All provisions relative to reimbursement to the Lenders of amounts sufficient to protect the yield of the Lenders with respect to the Loans, Letters of Credit and Canadian Letters of Credit, including, but not limited to, Sections 1.13 and 10.3 hereof, shall survive the termination of this Agreement and the other Loan Documents and the payment of the Obligations for 180 days. All other indemnities, including Section 13.15 hereof, shall survive the termination of this Agreement and the other Loan Documents and the payment of the Obligations.
     Section 13.7. Sharing of Set-Off. Each Lender agrees with each other Lender a party hereto that if such Lender shall receive and retain any payment, whether by set-off or application of deposit balances or otherwise, on any of the Loans, Reimbursement Obligations or Canadian Reimbursement Obligations in excess of its ratable share of payments on all such Obligations then outstanding to the Lenders, then such Lender shall purchase for cash at face value, but without recourse, ratably from each of the other Lenders such amount of the Loans, Reimbursement Obligations or Canadian Reimbursement Obligations, or participations therein, held by each such other Lenders (or interest therein) as shall be necessary to cause such Lender to share such excess payment ratably with all the other Lenders; provided, however, that if any such purchase is made by any Lender, and if such excess payment or part thereof is thereafter recovered from such purchasing Lender, the related purchases from the other Lenders shall be rescinded ratably and the purchase price restored as to the portion of such excess payment so recovered, but without interest. For purposes of this Section, (i) amounts owed to or recovered by the L/C Issuer in connection with Reimbursement Obligations in which Lenders have been required to fund their participation shall be treated as amounts owed to or recovered by the L/C Issuer as a Lender hereunder and (ii) amounts owed to or recovered by the Canadian L/C Issuer in connection with the Canadian Reimbursement Obligations in which Canadian Lenders have been required to fund their participation shall be treated as amounts owed to or recovered by the Canadian L/C Issuer as a Canadian Lender hereunder.
     Section 13.8. Notices. Except as otherwise specified herein, all notices hereunder and under the other Loan Documents shall be in writing (including, without limitation, notice by telecopy) and shall be given to the relevant party at its address or telecopier number set forth below, or such other address or telecopier number as such party may hereafter specify by notice to the Administrative Agent and the Borrower given by courier, by United States certified or registered mail, by telecopy or by other telecommunication device capable of creating a written record of such notice and its receipt. Notices under the Loan Documents to the Lenders and the Administrative Agent shall be addressed to their respective addresses or telecopier numbers set forth in its Administrative Questionnaire, and to the Borrower or Canadian Borrowers to:

Student Transportation of America, Inc.
3349 Highway 138
Building B, Suite D
Wall, New Jersey 07719
Attention: Chief Financial Officer
Telephone: (732) 942-2250
Telecopy: (732) 942-2256
Each such notice, request or other communication shall be effective (i) if given by telecopier, when such telecopy is transmitted to the telecopier number specified in this Section or in the relevant Administrative Questionnaire and a confirmation of such telecopy has been received by the sender, (ii) if given by mail, 5 days after such communication is deposited in the mail, certified or registered with return receipt requested, addressed as aforesaid or (iii) if given by any other means, when delivered at the addresses specified in this Section or on the signature pages hereof; provided that any notice given pursuant to Section 1 hereof shall be effective only upon receipt. For greater certainty, any notice made or given hereunder or under any other Loan Document to the Borrower shall be deemed to also have also been concurrently delivered to the Canadian Borrowers whether or not any such notice is actually received by the Canadian Borrowers (and the Borrower covenants and undertakes to concurrently deliver to the Canadian Borrowers any notices received by the Borrower hereunder or thereunder).
     Section 13.9. Counterparts. This Agreement may be executed in any number of counterparts, and by the different parties hereto on separate counterpart signature pages, and all such counterparts taken together shall be deemed to constitute one and the same instrument.
     Section 13.10. Successors and Assigns. This Agreement shall be binding upon the Borrower, the Canadian Borrowers, and their respective successors and assigns, and shall inure to the benefit of the Administrative Agent and each of the Lenders and the benefit of their respective successors and assigns, including any subsequent holder of any of the Obligations. Neither the Borrower, the Canadian Borrowers, nor any Guarantor may assign any of its rights or obligations under any Loan Document without the written consent of all of the Lenders and, with respect to any Letter of Credit, Canadian Letter of Credit or any Application therefor, the L/C Issuer or Canadian L/C Issuer, as applicable.
     Section 13.11. Participants. Each Lender shall have the right at its own cost to grant participations (to be evidenced by one or more agreements or certificates of participation) in the Loans made and Reimbursement Obligations or Canadian Reimbursement Obligations and/or Commitments held by such Lender at any time and from time to time to one or more other Persons; provided that no such participation shall relieve any Lender of any of its obligations under this Agreement, and, provided, further that no such participant shall have any rights under this Agreement except as provided in this Section, and the Administrative Agent shall have no obligation or responsibility to such participant. Any agreement pursuant to which such participation is granted shall provide that the granting Lender shall retain the sole right and responsibility to enforce the obligations of the Borrower or Canadian Borrowers, as applicable, under this Agreement and the other Loan Documents including, without limitation, the right to approve any amendment, modification or waiver of any provision of the Loan Documents, except that such agreement may provide that such Lender will not agree to any modification, amendment or waiver of the Loan Documents that would reduce the amount of or postpone any fixed date for payment of any Obligation in which such participant has an interest. Any party to which such a participation has been granted shall have the benefits of Section 1.13 and Section 10.3 hereof. The Borrower and the Canadian Borrowers authorize each Lender to disclose to any participant or prospective participant under this Section any financial or other information pertaining to the Borrower or any Subsidiary, provided that each participant and prospective participant agrees to abide by the provisions contained in Section 13.24.
     Section 13.12. Assignments. (a) Any Lender may at any time assign to one or more Eligible Assignees all or a portion of such Lender’s rights and obligations under this Agreement (including all or a portion of its Commitment(s) and the Loans at the time owing to it); provided that any such assignment shall be subject to the following conditions:
          (i) Minimum Amounts. (A) In the case of an assignment of the entire remaining amount of the assigning Lender’s Commitment(s) and the Loans and participation interest in L/C Obligations at the time owing to it or in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund, no minimum amount need be assigned; and (B) in any case not described in subsection (a)(i)(A) of this Section, the aggregate amount of the Commitment(s) (which for this purpose includes Loans and participation interest in L/C Obligations outstanding thereunder) or, if the applicable Commitment is not then in effect, the principal outstanding balance of the Loans and participation interest in L/C Obligations of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Acceptance with respect to such assignment is delivered to the Administrative Agent or, if “Effective Date” is specified in the Assignment and Acceptance, as of the Effective Date) shall not be less than $5,000,000, in the case of any assignment in respect of the Revolving Credit, or CAN$5,000,000, in the case of any assignment in respect of the Canadian Revolving Credit, unless each of the Administrative Agent and, so long as no Event of Default has occurred and is continuing, the Borrower otherwise consents (each such consent not to be unreasonably withheld or delayed);
          (ii) Proportionate Amounts. Each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement with respect to the Loan or the Commitment assigned, except that this clause (ii) shall not prohibit any Lender from assigning all or a portion of its rights and obligations among separate Credits on a non-pro rata basis.
          (iii) Required Consents. No consent shall be required for any assignment except to the extent required by Section 13.12(a)(i)(B) and, in addition:
          (a) the consent of the Borrower (such consent not to be unreasonably withheld or delayed) shall be required unless (x) an Event of Default has occurred and is continuing at the time of such assignment or (y) such assignment is to a Lender, an Affiliate of a Lender or an Approved Fund; provided that the Borrower shall be deemed to have consented to any such assignment unless it shall object thereto by written notice to the Administrative Agent within five (5) Business Days after having received notice thereof;
          (b) the consent of the Administrative Agent (such consent not to be unreasonably withheld or delayed) shall be required for assignments in respect of the Revolving Credit or Canadian Revolving Credit if such assignment is to a Person that is not a Lender with a Commitment in respect of such Credit, an Affiliate of such Lender or an Approved Fund with respect to such Lender; and
          (c) the consent of the L/C Issuer and/or Canadian L/C Issuer, as applicable, (such consent not to be unreasonably withheld or delayed) shall be required for any assignment that increases the obligation of the assignee to participate in exposure under one or more Letters of Credit or Canadian Letters of Credit, as applicable, (whether or not then outstanding).
          (iv) Assignment and Acceptance. The parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Acceptance, together with a processing and recordation fee of $3,500, and the assignee, if it is not a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire.
          (v) No Assignment to Borrower or Parent. No such assignment shall be made to the Parent, STA Holdings, the Borrower or any of its Affiliates or Subsidiaries.
          (vi) No Assignment to Natural Persons. No such assignment shall be made to a natural person.
Subject to acceptance and recording thereof by the Administrative Agent pursuant to Section 13.12(b) hereof, from and after the effective date specified in each Assignment and Acceptance, the assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Acceptance, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Acceptance, be released from its obligations under this Agreement (and, in the case of an Assignment and Acceptance covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 13.6 and 13.15 with respect to facts and circumstances occurring prior to the effective date of such assignment. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Section 13.11 hereof.
          (b) Any Lender may at any time pledge or grant a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any such pledge or grant to a Federal Reserve Bank, and this Section shall not apply to any such pledge or grant of a security interest; provided that no such pledge or grant of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or secured party for such Lender as a party hereto; provided further, however, the right of any such pledgee or grantee (other than any Federal Reserve Bank) to further transfer all or any portion of the rights pledged or granted to it, whether by means of foreclosure or otherwise, shall be at all times subject to the terms of this Agreement.
          (c) Register. The Administrative Agent, acting solely for this purpose as an agent of the Borrower and Canadian Borrowers, shall maintain at one of its offices in Chicago, Illinois, a copy of each Assignment and Acceptance delivered to it and a register for the recordation of the names and addresses of the Lenders and the Commitments of, and principal amounts of the Loans owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive, and the Borrower, the Canadian Borrowers, the Administrative Agent, and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower and Canadian Borrowers and any Lender, at any reasonable time and from time to time upon reasonable prior notice.
          (d) Notwithstanding anything to the contrary herein, if at any time the Swing Line Lender assigns all of its Revolving Credit Commitments and Revolving Loans pursuant to subsection (a) above, the Swing Line Lender may terminate the Swing Line. In the event of such termination of the Swing Line, the Borrower shall be entitled to appoint another Lender to act as the successor Swing Line Lender hereunder (with such Lender’s consent); provided, however, that the failure of the Borrower to appoint a successor shall not affect the resignation of the Swing Line Lender. If the Swing Line Lender terminates the Swing Line, it shall retain all of the rights of the Swing Line Lender provided hereunder with respect to Swing Loans made by it and outstanding as of the effective date of such termination, including the right to require Lenders to make Revolving Loans or fund participations in outstanding Swing Loans pursuant to Section 1.16 hereof.
     Section 13.13. Amendments. Any provision of this Agreement or the other Loan Documents may be amended or waived if, but only if, such amendment or waiver is in writing and is signed by (a) the Borrower and Canadian Borrowers, (b) the Required Lenders, and (c) if the rights or duties of the Administrative Agent, L/C Issuer, Canadian L/C Issuer or Swing Line Lender are affected thereby, the Administrative Agent, L/C Issuer, Canadian L/C Issuer or Swing Line Lender, as applicable; provided that:
          (i) no amendment or waiver pursuant to this Section 13.13 shall (A) increase any Commitment of any Lender without the consent of such Lender, (B) reduce the amount of or postpone the date for any scheduled payment of any principal of or interest on any Loan or of any Reimbursement Obligation or Canadian Reimbursement Obligation or of any fee payable hereunder without the consent of the Lender to which such payment is owing or which has committed to make such Loan, Letter of Credit (or participate therein) or Canadian Letter of Credit (or participate therein) hereunder, (C) extend the Revolving Credit Commitment Date without the consent of each Lender affected thereby; and

          (ii) no amendment or waiver pursuant to this Section 13.13 shall, unless signed by each Lender, change the definition of Required Lenders, change the provisions of this Section 13.13, release any guarantor or all or any substantial part of the Collateral (except as otherwise provided for in the Loan Documents), or affect the number of Lenders required to take any action hereunder or under any other Loan Document.
     Section 13.14. Headings. Section headings used in this Agreement are for reference only and shall not affect the construction of this Agreement.
     Section 13.15. Costs and Expenses; Indemnification. (a) The Borrower and the Canadian Borrowers jointly and severally agree to pay all reasonable and documented out-of-pocket costs and expenses of the Administrative Agent in connection with the preparation, negotiation, syndication, and administration of the Loan Documents, including, without limitation, the reasonable fees and disbursements of a single counsel in each relevant jurisdiction to the Administrative Agent, in connection with the preparation and execution of the Loan Documents, and any amendment, waiver or consent related thereto, whether or not the transactions contemplated herein are consummated, together with any fees and charges suffered or incurred by the Administrative Agent in connection with periodic environmental audits, fixed asset appraisals, title insurance policies, collateral filing fees and lien searches in accordance with the Loan Documents, subject to any applicable limitations set forth herein. The Borrower and the Canadian Borrowers jointly and severally further agree to indemnify the Administrative Agent, each Lender, each of their respective affiliates, and their respective directors, officers, agents, and employees (each such person being on “Indemnitee”), against all losses, claims, damages, penalties, judgments, liabilities and reasonable and documented out-of-pocket expenses (including, without limitation, all reasonable fees and expenses of counsel, including the fees and expenses of litigation or preparation therefor, whether or not the Indemnitee is a party thereto, or any settlement arrangement arising from or relating to any such litigation) which any of them may pay or incur arising out of or relating to any Loan Document or any of the transactions contemplated thereby or the direct or indirect application or proposed application of the proceeds of any Loan, Letter of Credit or Canadian Letter of Credit, other than those which arise from the gross negligence or willful misconduct of the party claiming indemnification. Each of the Borrower and the Canadian Borrowers, upon demand by the Administrative Agent or a Lender at any time, shall reimburse the applicable Indemnitee for any reasonable and documented out-of-pocket legal or other expenses incurred in connection with investigating or defending against any of the foregoing (including any settlement costs relating to the foregoing) except if the same is directly due to the gross negligence or willful misconduct of the party to be indemnified. To the extent permitted by applicable law, neither the Borrower, Canadian Borrower nor any Guarantor shall assert, and each such Person hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement or the other Loan Documents or any agreement or instrument contemplated hereby or thereby, the transactions contemplated hereby or thereby, any Loan, Letter of Credit or Canadian Letter of Credit or the use of the proceeds thereof. The obligations of the Borrower and the Canadian Borrowers under this Section shall survive the termination of this Agreement.

          (b) The Borrower and the Canadian Borrowers jointly and severally unconditionally agree to forever indemnify, defend and hold harmless, and covenants not to sue for any claim for contribution against, the Administrative Agent and the Lenders for any damages, costs, loss or expense, including without limitation, response, remedial or removal costs, arising out of any of the following: (i) any presence, release, threatened release or disposal of any hazardous or toxic substance or petroleum by the Borrower or any Subsidiary or otherwise occurring on or with respect to its Property (whether owned or leased), (ii) the operation or violation of any environmental law, whether federal, state, or local, and any regulations promulgated thereunder, by the Borrower or any Subsidiary or otherwise occurring on or with respect to its Property (whether owned or leased), (iii) any claim for personal injury or property damage in connection with the Borrower or any Subsidiary or otherwise occurring on or with respect to its Property (whether owned or leased), and (iv) the inaccuracy or breach of any environmental representation, warranty or covenant by the Borrower or any Subsidiary made herein or in any other Loan Document evidencing or securing any Obligations or setting forth terms and conditions applicable thereto or otherwise relating thereto, except for damages arising from the willful misconduct or gross negligence of the party claiming indemnification or arising solely out of events or activities occurring after title has transferred to the Agent or any Lender whether resulting from a foreclosure proceeding or the obtaining of title in lieu of foreclosure with respect to the applicable property. This indemnification shall survive the payment and satisfaction of all Obligations and the termination of this Agreement, and shall remain in force beyond the expiration of any applicable statute of limitations and payment or satisfaction in full of any single claim under this indemnification. This indemnification shall be binding upon the successors and assigns of the Borrower and Canadian Borrowers and shall inure to the benefit of Administrative Agent and the Lenders directors, officers, employees, agents, and collateral trustees, and their successors and assigns.
          (c) Notwithstanding the foregoing, obligations of the Canadian Borrowers under this Section 13.15 shall be limited to those expenses caused by or otherwise relating to a Canadian Borrower or Obligations owing by a Canadian Borrower.
     Section 13.16. Set-off. In addition to any rights now or hereafter granted under applicable law and not by way of limitation of any such rights, upon the occurrence and during the continuation of any Event of Default, each Lender, L/C Issuer and Canadian L/C Issuer and each subsequent holder of any Obligation and each of their respective Affiliates, is hereby authorized by the Borrower, Canadian Borrowers and each Guarantor at any time or from time to time, without notice to the Borrower, the Canadian Borrowers, or to any other Person, any such notice being hereby expressly waived, to set-off and to appropriate and to apply any and all deposits (general or special, including, but not limited to, indebtedness evidenced by certificates of deposit, whether matured or unmatured, but not including trust accounts, and in whatever currency denominated) and any other indebtedness at any time held or owing by that Lender or that subsequent holder, or Affiliate, to or for the credit or the account of the Borrower, any Canadian Borrower or such Guarantor, as applicable, whether or not matured, against and on account of the Obligations of the Borrower, any Canadian Borrower or such Guarantor, as applicable, to that Lender, L/C Issuer, Canadian L/C Issuer or subsequent holder under the Loan Documents, whether or not secured, including, but not limited to, all claims of any nature or description arising out of or connected with the Loan Documents, irrespective of whether or not

(a) that Lender, L/C Issuer, Canadian L/C Issuer or that subsequent holder shall have made any demand hereunder or (b) the principal of or the interest on the Loans or Notes and other amounts due hereunder shall have become due and payable pursuant to Section 9 and although said obligations and liabilities, or any of them, may be contingent or unmatured. Each Lender, L/C Issuer and Canadian L/C Issuer agrees promptly to notify the Borrower and the Administrative Agent after any such set-off and application made by such Lender; provided, however, that the failure to give such notice shall not affect the validity of such set-off and application.
     Section 13.17. Entire Agreement. The Loan Documents constitute the entire understanding of the parties thereto with respect to the subject matter thereof and any prior agreements, whether written or oral, with respect thereto are superseded hereby.
     Section 13.18. Governing Law. This Agreement and (unless expressly stated otherwise) the other Loan Documents, and the rights and duties of the parties hereto, shall be construed and determined in accordance with the internal laws of the State of Illinois.
     Section 13.19. Severability of Provisions. Any provision of any Loan Document which is unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction. All rights, remedies and powers provided in this Agreement and the other Loan Documents may be exercised only to the extent that the exercise thereof does not violate any applicable mandatory provisions of law, and all the provisions of this Agreement and other Loan Documents are intended to be subject to all applicable mandatory provisions of law which may be controlling and to be limited to the extent necessary so that they will not render this Agreement or the other Loan Documents invalid or unenforceable.
     Section 13.20. Excess Interest. Notwithstanding any provision to the contrary contained herein or in any other Loan Document, no such provision shall require the payment or permit the collection of any amount of interest or interest on credit advanced in excess of the maximum amount of interest permitted by applicable law (including, without limitation, for any Canadian Borrower, under the Criminal Code (Canada)) to be charged for the use or detention, or the forbearance in the collection, of all or any portion of the Loans or other obligations outstanding under this Agreement or any other Loan Document (“Excess Interest”). For purposes of this Section 13.20 in respect of any Canadian Borrower, “interest” and “credit advanced” shall have the meanings ascribed thereto in the Criminal Code (Canada) and the “effective annual rate of interest” shall be calculated in accordance with generally accepted actuarial principles and practices, and in the event of a dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Administrative Agent will be conclusive for purposes of such determination. If any Excess Interest is provided for, or is adjudicated to be provided for, herein or in any other Loan Document, then in such event (a) the provisions of this Section shall govern and control, (b) neither the Borrower, any Canadian Borrower nor any guarantor or endorser shall be obligated to pay any Excess Interest, (c) any Excess Interest that the Administrative Agent or any Lender may have received hereunder shall, at the option of the Administrative Agent, be (i) applied as a credit against the then outstanding principal amount of Obligations hereunder and accrued and unpaid interest thereon (not to exceed the maximum amount permitted by applicable law), (ii) refunded to the Borrower or any Canadian Borrower, as applicable, or (iii) any combination of the foregoing, (d) the interest rate payable hereunder or under any other Loan Document shall be automatically subject to reduction to the maximum lawful contract rate allowed under applicable usury laws (the “Maximum Rate”), and this Agreement and the other Loan Documents shall be deemed to have been, and shall be, reformed and modified to reflect such reduction in the relevant interest rate, and (e) neither the Borrower, any Canadian Borrower nor any guarantor or endorser shall have any action against the Administrative Agent or any Lender for any damages whatsoever arising out of the payment or collection of any Excess Interest. Notwithstanding the foregoing, if for any period of time interest on any of Borrower’s or any Canadian Borrower’s Obligations is calculated at the Maximum Rate rather than the applicable rate under this Agreement, and thereafter such applicable rate becomes less than the Maximum Rate, the rate of interest payable on the Borrower’s or any Canadian Borrower’s Obligations, as applicable, shall remain at the Maximum Rate until the Lenders have received the amount of interest which such Lenders would have received during such period on the Borrower’s or any Canadian Borrower’s Obligations, as applicable, had the rate of interest not been limited to the Maximum Rate during such period.
     Section 13.21. Construction. The parties acknowledge and agree that the Loan Documents shall not be construed more favorably in favor of any party hereto based upon which party drafted the same, it being acknowledged that all parties hereto contributed substantially to the negotiation of the Loan Documents. Nothing contained herein shall be deemed or construed to permit any act or omission which is prohibited by the terms of any Collateral Document, the covenants and agreements contained herein being in addition to and not in substitution for the covenants and agreements contained in the Collateral Documents.
     Section 13.22. Lender’s, L/C Issuer’s and Canadian L/C Issuer’s Obligations Several. The obligations of the Lenders, L/C Issuer and Canadian L/C Issuer hereunder are several and not joint. Nothing contained in this Agreement and no action taken by the Lenders, L/C Issuer or Canadian L/C Issuer pursuant hereto shall be deemed to constitute the Lenders, L/C Issuer and Canadian L/C Issuer a partnership, association, joint venture or other entity.
     Section 13.23. Submission to Jurisdiction; Waiver of Jury Trial. The Parent, STA Holdings, the Borrower, each Canadian Borrower and each Guarantor hereby submits to the nonexclusive jurisdiction of the United States District Court for the Northern District of Illinois and of any Illinois State court sitting in the City of Chicago for purposes of all legal proceedings arising out of or relating to this Agreement, the other Loan Documents or the transactions contemplated hereby or thereby (provided that nothing herein shall limit the right of the Administrative Agent, or any Lender from commencing proceedings against each Canadian Borrower (or any Canadian Subsidiary of each Canadian Borrower) in the courts of any other jurisdiction including without limitation the courts of the Province of Ontario). The Parent, STA Holdings, the Borrower, each Canadian Borrower and each Guarantor irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum. Each Canadian Borrower irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such proceeding brought in any Canadian court (including without limitation in the Province of Ontario) and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum. The Parent, STA Holdings, the Borrower, each Canadian Borrower, each Guarantor, the Administrative Agent and each Lender hereby irrevocably waive any and all right to trial by jury in any legal proceeding arising out of or relating to any Loan Document or the transactions contemplated thereby.
     Section 13.24. Confidentiality. (a) Subject to the provisions of clause (b) of this Section 13.24, each Lender agrees that it will use commercially reasonable efforts to avoid disclosing without the prior consent of the Borrower (other than to its employees, auditors, advisors or counsel, provided such Persons shall be subject to the provisions of this Section 13.24 to the same extent as such Lender) any information with respect to the Parent, STA Holdings, the Borrower, each Canadian Borrower, each Guarantor or any of their respective Subsidiaries which is now or in the future furnished pursuant to this Agreement or any other Loan Document and which is designated by such party to the Lenders in writing as confidential, provided that any Lender may disclose any such information (i) as has become generally available to the public, (ii) as may be required or appropriate in any report, examination, statement or testimony submitted to any municipal, state or federal regulatory body having or claiming to have jurisdiction over such Lender or to the Federal Reserve Board or the Federal Deposit Insurance Corporation or similar organizations (whether in the United States or elsewhere) or their successors, (iii) as may be required or appropriate in respect to any summons or subpoena or in connection with any litigation, (iv) in order to comply with any law, order, regulation or ruling applicable to such Lender, (v) to the Administrative Agent and (vi) to any prospective or actual transferee or participant in connection with any contemplated transfer or participation of any of the Notes or Commitments or any interest therein by such Lender, provided, that such prospective transferee agrees to abide by the provisions contained in this Section.
          (b) The Borrower hereby acknowledges and agrees that each Lender may share with any of its affiliates any information related to the Borrower or any of its Subsidiaries (including, without limitation, any nonpublic customer information regarding the creditworthiness of the Borrower and its Subsidiaries, provided such Persons shall be subject to the provisions of this Section 13.24 to the same extent as such Lender).
          Section 13.25. Currency. Each reference in this Agreement to U.S. Dollars or to Canadian Dollars (the “relevant currency”) is of the essence. To the fullest extent permitted by law, the obligation of the Borrower, each Canadian Borrower and each Guarantor in respect of any amount due in the relevant currency under this Agreement shall, notwithstanding any payment in any other currency (whether pursuant to a judgment or otherwise), be discharged only to the extent of the amount in the relevant currency that the Person entitled to receive such payment may, in accordance with normal banking procedures, purchase with the sum paid in such other currency (after any premium and costs of exchange) on the Business Day immediately following the day on which such Person receives such payment. If the amount of the relevant currency so purchased is less than the sum originally due to such Person in the relevant currency, the Borrower, each Canadian Borrower or relevant Guarantor agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such Person against such loss, and if the amount of the specified currency so purchased exceeds the sum of (a) the amount originally due to the relevant Person in the specified currency plus (b) any amounts shared with other Lenders as a result of allocations of such excess as a disproportionate payment to such Person under Section 13.7 hereof, such Person agrees to remit such excess to the Borrower.
     Section 13.26. Appointment and Authorization of Borrower. Each Canadian Borrower irrevocably appoints and authorizes the Borrower to take such action as agent on its behalf and to exercise such powers under the Loan Documents as are delegated to the Borrower by the terms thereof, together with all such powers as are reasonably incidental thereto. Each Canadian Borrower irrevocably agrees that the Lenders may conclusively rely on the authority of the Borrower in exercising the powers granted to it by the terms of this Agreement.
     Section 13.27. USA Patriot Act. Each Lender, L/C Issuer and Canadian L/C Issuer that is subject to the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Act”) hereby notifies STA Holdings, the Borrower, each Canadian Borrower and each Guarantor that pursuant to the requirements of the Act, it is required to obtain, verify, and record information that identifies the Borrower and each Canadian Borrower which information includes the name and address of the Borrower and each Canadian Borrower and other information that will allow such Lender to identify the Borrower and each Canadian Borrower in accordance with the Act.
     Section 13.28. Quebec Liens. For the purposes of holding any Liens granted by a Canadian Borrower pursuant to or governed by the laws of the Province of Quebec, the Administrative Agent shall be the holder of an irrevocable power of attorney for all present and future Canadian Lenders. By executing an Assignment and Acceptance, each assignee Canadian Lender shall be deemed without any action required whatsoever, to ratify the power of attorney granted to the Administrative Agent hereunder. The Canadian Lenders agree that notwithstanding Section 32 of the Act respecting the Special Powers of Legal Persons (Quebec), the Administrative Agent may, as the person holding the power of attorney of the Canadian Lenders acquire any debentures or other title of indebtedness secured by any hypothec granted by a Canadian Borrower to the Administrative Agent pursuant to the laws of the Province of Quebec.
     Section 13.29. Canadian Anti-Money Laundering Legislation. Each of the Borrower and the Canadian Borrowers acknowledges that, pursuant to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and other applicable Canadian anti-money laundering, anti-terrorist financing, government sanction and “know your client” laws (collectively, including any guidelines or orders thereunder, “AML Legislation”), the Administrative Agent, a Lender, the L/C Issuer and/or the Canadian L/C Issuer may be required to obtain, verify and record information regarding the Borrower and the Canadian Borrowers and their respective directors, authorized signing officers, direct or indirect shareholders or other Persons in control of the Borrower and/or either Canadian Borrower, and the transactions contemplated hereby and in that regard, without limiting the generality of the foregoing, may require that the authorized signing officers of each of the Borrower, the Canadian Borrowers and the Guarantors who will be signing this Agreement, and other Loan Documents (each, a

“signatory”) shall have made themselves available to the Administrative Agent, a Lender, the L/C Issuer and/or the Canadian L/C Issuer in person, and shall have produced to the Administrative Agent, such Lender, the L/C Issuer and/or the Canadian L/C Issuer a minimum of two unexpired identification documents (at least one of which must be a birth certificate, driver’s license, passport, provincial health insurance card, if permitted by the applicable provincial law, or other government-issued document) and permitted examination and the making of copies of same with a view to the Administrative Agent, such Lender, the L/C Issuer and/or the Canadian L/C Issuer gathering the full names of, and the dates of birth of each such signatory, the type of identification document examined, the reference numbers of each of the identification documents examined (collectively, the “Personal Information”) and such Personal Information (together with photocopies of each identification document examined) shall have been provided to the Administrative Agent, such Lender, the L/C Issuer and/or the Canadian L/C Issuer on or prior to the Closing Date. Each of the Borrower and the Canadian Borrowers shall promptly provide all such information, including supporting documentation and other evidence, as may be reasonably requested by the Administrative Agent, a Lender, the L/C Issuer and/or the Canadian L/C Issuer, or any prospective assignee or participant of any of them, in order to comply with any applicable AML Legislation, whether now or hereafter in existence.
     Section 13.30. Amendment and Restatement. This Agreement shall become effective on the Closing Date and shall supersede all provisions of the Existing Credit Agreement as of such date. From and after the Closing Date, (a)(i) the commitments of those Lenders under the Existing Credit Agreement that are continuing as Lenders under this Agreement (the “Continuing Lenders”) shall be amended as set forth on Schedule 1 hereto and (ii) the commitments of those “Lenders” under the Existing Credit Agreement that are not continuing as Lenders under this Agreement (the “Non-Continuing Lenders”) shall automatically be terminated and cease to have any further force or effect without further action by any Person, and shall be replaced with the respective Commitments of such Continuing Lenders and of those Lenders party to this Agreement that were not “Lenders” under the Existing Credit Agreement immediately prior to the Closing Date (the “New Lenders”); (b) all outstanding “Loans” of the Non-Continuing Lenders shall be repaid in full (together with all interest accrued thereon and amounts payable pursuant to Section 1.13 of the Existing Credit Agreement in connection with such payment, and all fees accrued under the Existing Credit Agreement through the Closing Date) on the Closing Date (and the Borrower and Canadian Borrowers, as applicable, shall pay to each Continuing Lender all amounts, if any, payable pursuant to Section 1.13 of the Existing Credit Agreement as if the outstanding Loans had been prepaid on the Closing Date); and (c) all outstanding “Loans” of the Continuing Lenders and all interests in outstanding “Letters of Credit” and “Canadian Letters of Credit” under the Existing Credit Agreement shall remain outstanding as the initial Loans, Letters of Credit and Canadian Letters of Credit hereunder.
          The Continuing Lenders and New Lenders each agree to make such purchases and sales of interests in the Loans, L/C Obligations and Canadian L/C Obligations outstanding on the Closing Date between themselves so that each Continuing Lender and New Lender is then holding its relevant Percentage of outstanding Loans and risk participation interests in outstanding L/C Obligations and Canadian L/C Obligations based on their Commitments as in effect after giving effect hereto (such purchases and sales shall be arranged through the Administrative Agent and each Lender hereby agrees to execute such further instruments and documents, if any, as the Administrative Agent may reasonably request in connection therewith), with all subsequent extensions of credit under this Agreement (including, without limitation, participations in respect of all Swing Loans, Letters of Credit and Canadian Letters of Credit) to be made in accordance with the respective Commitments of the Lenders from time to time party to this Agreement as provided herein. All references made to the Existing Credit Agreement in any Loan Document or in any other instrument or document shall, without more, be deemed to refer to this Agreement. This Agreement amends and restates the Existing Credit Agreement and is not intended to be or operate as a novation or an accord and satisfaction of the Existing Credit Agreement or the indebtedness, obligations and liabilities of the Borrower, the Canadian Borrowers or any Guarantor evidenced or provided for thereunder.
[Remainder of Page Intentionally Left Blank]

          This Agreement is entered into between us for the uses and purposes hereinabove set forth as of the date first above written.

Student Transportation of America, Inc., as Borrower and Guarantor
By	/s/ Denis Gallagher
Name Denis Gallagher
Title Chief Executive Officer

Student Transportation of Canada Inc., as Canadian Borrower
By	/s/ Denis Gallagher
Name Denis Gallagher
Title Chief Executive Officer

Parkview Transit Inc., as Canadian Borrower
By	/s/ Denis Gallagher
Name Denis Gallagher
Title Chief Executive Officer

[Third Amended and Restated Credit Agreement]

Student Transportation of America Holdings, Inc., as Guarantor
Student Transportation of America ULC, as      Guarantor
Santa Barbara Transportation Corporation, as      Guarantor
STA of Connecticut, Inc., as Guarantor
Goffstown Truck Center, Inc., as Guarantor
Rick Bus Company, as Guarantor
STA of Pennsylvania, Inc., as Guarantor
Krise Bus Service, Inc., as Guarantor
Student Transportation of Vermont, Inc., as      Guarantor
STA of New York, Inc., as Guarantor
Ledgemere Transportation, Inc., as Guarantor
Positive Connections, Inc., as a Guarantor
Altoona Student Transportation, Inc., as      Guarantor
Mid-City Transit Corporation, as Guarantor
Middletown Transit Corp., as Guarantor
Student Transportation of Florida, Inc., as      Guarantor
Jordan Transportation, Inc., as Guarantor
Jordan Bus Service, Inc., as Guarantor
Grand Island Transit Corporation, as Guarantor
Ridge Road Express, Inc., as Guarantor
Scholastic Transportation Management      Services, Inc., as Guarantor

By	/s/ Denis Gallagher
Name Denis Gallagher
Title Chief Executive Officer

[Third Amended and Restated Credit Agreement]

Harris N.A., as L/C Issuer and as Administrative Agent
By	/s/ William J. Thomson
	Name:	William J. Thomson
	Title:	Senior Vice President

[Third Amended and Restated Credit Agreement]

BMO Harris Financing, Inc., as a U.S. Lender
By	/s/ William J. Thomson
	Name:	William J. Thomson
	Title:	Senior Vice President

[Third Amended and Restated Credit Agreement]

CIBC Inc., as a U.S. Lender
By	/s/ Eoin Roche
Name Eoin Roche
Title Executive Director

By	/s/ Dominic J. Sorresso
Name Dominic J. Sorresso
Title Executive Director

[Third Amended and Restated Credit Agreement]

Bank of Montreal, as a Canadian Lender and Canadian L/C Issuer
By	/s/ William J. Thomson
	Name:	William J. Thomson
	Title:	Senior Vice President

[Third Amended and Restated Credit Agreement]

Canadian Imperial Bank of Commerce, as a Canadian Lender
By	/s/ Kevin Charko
Name Kevin Charko
Title Director

By	/s/ Steve Nishimura
Name Steve Nishimura
Title Managing Director

[Third Amended and Restated Credit Agreement]

Scotiabanc Inc., as a U.S. Lender
By	/s/ J.F. Todd
Name J.F. Todd
Title Managing Director

[Third Amended and Restated Credit Agreement]

The Bank of Nova Scotia, as a Canadian Lender
By	/s/ Stephen H. Corey
Name Stephen H. Corey
Title Director

By	/s/ Kashif Malik
Name Kashif Malik
Title Director

[Third Amended and Restated Credit Agreement]

Raymond James Bank, FSB, as a U.S. Lender
By	/s/ Kathy Bennett
Name Kathy Bennett
Title Vice President

[Third Amended and Restated Credit Agreement]

Siemens Financial Services, Inc.
By	/s/ Douglas Maher
Name Douglas Maher
Title Managing Director

By	/s/ Daniel Olivencia
Name Daniel Olivencia
Title Vice President, Lending Operations

[Third Amended and Restated Credit Agreement]

Exhibit A
Notice of Payment Request
[Date]
[Name of Lender]
[Address]
Attention:
     Reference is made to the Third Amended and Restated Credit Agreement, dated as of February 4, 2011, among Student Transportation of America, Inc., Student Transportation of Canada Inc., Parkview Transit, Inc., the Guarantors party thereto, the Lenders party thereto, and Harris N.A., as Administrative Agent (the “Credit Agreement”). Capitalized terms used herein and not defined herein have the meanings assigned to them in the Credit Agreement. [The [Canadian] Borrower has failed to pay its [Canadian] Reimbursement Obligation in the amount of $___________. Your [Canadian] Revolver Percentage of the unpaid [Canadian] Reimbursement Obligation is $_____________] or [__________________________ has been required to return a payment by the [Canadian] Borrower of a [Canadian] Reimbursement Obligation in the amount of $______________. Your [Canadian] Revolver Percentage of the returned [Canadian] Reimbursement Obligation is $______________.]

Very truly yours,

as [Canadian] L/C Issuer

By

Name
Title

Exhibit B
Notice of Borrowing
Date:                     , ____

To:	Harris N.A., as Administrative Agent for the Lenders parties to the Third Amended and Restated Credit Agreement dated as of February 4, 2011 (as extended, renewed, amended or restated from time to time, the “Credit Agreement”), among Student Transportation of America, Inc., Student Transportation of Canada Inc., Parkview Transit, Inc., the Guarantors party thereto, certain Lenders which are signatories thereto, and Harris N.A., as Administrative Agent
Ladies and Gentlemen:
     The undersigned, Student Transportation of America, Inc. (the “Borrower”), refers to the Credit Agreement, the terms defined therein being used herein as therein defined, and hereby gives you notice irrevocably, pursuant to Section 1.7 of the Credit Agreement, of the Borrowing specified below:
     1. The Borrowing shall be advanced to [Insert Applicable Entity].
     2. The Business Day of the proposed Borrowing is ___________, ___.
     3. The aggregate amount of the proposed Borrowing is $_____________.
     4. The Borrowing is being advanced under the [Revolving] [Canadian Revolving] Credit.
     5. The Borrowing is to be comprised of $___________ of [Base Rate] [Canadian Prime Rate] [Eurodollar] Loans [Bankers’ Acceptances].
     [6. The duration of the Interest Period for the Eurodollar Loans included in the Borrowing shall be ____________ months.] [The Bankers’ Acceptances shall mature in ________ months.]
     The undersigned hereby certifies that the following statements are true on the date hereof, and will be true on the date of the proposed Borrowing, before and after giving effect thereto and to the application of the proceeds therefrom:
     (a) the representations and warranties of the Borrower contained in Section 6 of the Credit Agreement are true and correct in all material respects as though made on and as of such date (except to the extent such representations and warranties relate to an earlier date, in which case they are true and correct in all material respects as of such date); and
     (b) no Default or Event of Default has occurred and is continuing or would result from such proposed Borrowing.

Student Transportation of America, Inc.

By

Name
Title

Exhibit C
Notice of Continuation/Conversion
Date: ____________, ____

To:	Harris N.A., as Administrative Agent for the Lenders parties to the Third Amended and Restated Credit Agreement dated as of February 4, 2011 (as extended, renewed, amended or restated from time to time, the “Credit Agreement”) among Student Transportation of America, Inc., Student Transportation of Canada Inc., Parkview Transit Inc., the Guarantors party thereto, certain Lenders which are signatories thereto, and Harris N.A., as Administrative Agent
Ladies and Gentlemen:
     The undersigned, Student Transportation of America, Inc. (the “Borrower”), refers to the Credit Agreement, the terms defined therein being used herein as therein defined, and hereby gives you notice irrevocably, pursuant to Section 1.7 of the Credit Agreement, of the [conversion] [continuation] of the Loans specified herein, that:
     1. The conversion/continuation is for a Borrowing advanced to the [Canadian] Borrower.
     2. The conversion/continuation Date is __________, ___.
     3. The aggregate amount of the [Revolving] [Canadian Revolving] Loans [Bankers’ Acceptances] to be [converted] [continued] is $_____________.
     4. The Loans are to be [converted into] [continued as] [Eurodollar] [Base Rate] Loans [Bankers’ Acceptances].
     5. [If applicable:] The duration of the Interest Period for the [Revolving] [Canadian Revolving] Loans included in the [conversion] [continuation] shall be _________ months. The Bankers’ Acceptances shall mature in ____ months.
     The undersigned hereby certifies that the following statements are true on the date hereof, and will be true on the proposed conversion/continuation date, before and after giving effect thereto and to the application of the proceeds therefrom:
     (a) the representations and warranties of the Borrower contained in Section 6 of the Credit Agreement are true and correct in all material respects as though made on and as of such date (except to the extent such representations and warranties relate to an earlier date, in which case they are true and correct in all material respects as of such date); provided, however, that this condition shall not apply to the conversion of an outstanding Eurodollar Loan to a Base Rate Loan; and

     (b) no Default or Event of Default has occurred and is continuing, or would result from such proposed [conversion] [continuation].

Student Transportation of America, Inc.

By

Name
Title

Exhibit D-1
Revolving Note
____________, ______
     For Value Received, the undersigned, Student Transportation of America, Inc., a Delaware corporation (the “Borrower”), hereby promises to pay to the order of ____________________ (the “Lender”) on the Revolving Credit Termination Date of the hereinafter defined Credit Agreement, at the principal office of Harris N.A., as Administrative Agent, in Chicago, Illinois, in immediately available funds, the aggregate unpaid principal amount of all Revolving Loans made by the Lender to the Borrower pursuant to the Credit Agreement, together with interest on the principal amount of each Revolving Loan from time to time outstanding hereunder at the rates, and payable in the manner and on the dates, specified in the Credit Agreement.
     This Note is one of the Revolving Notes referred to in the Third Amended and Restated Credit Agreement dated as of February 4, 2011 among the Borrower, Student Transportation of Canada Inc., Parkview Transit, Inc., the Guarantors party thereto, Harris N.A., as Administrative Agent and the Lenders party thereto (as amended from time to time, the “Credit Agreement”), and this Note and the holder hereof are entitled to all the benefits and security provided for thereby or referred to therein, to which Credit Agreement reference is hereby made for a statement thereof. All defined terms used in this Note, except terms otherwise defined herein, shall have the same meaning as in the Credit Agreement. This Note shall be governed by and construed in accordance with the internal laws of the State of Illinois.
     Voluntary prepayments may be made hereon, certain prepayments are required to be made hereon, and this Note may be declared due prior to the expressed maturity hereof, all in the events, on the terms and in the manner as provided for in the Credit Agreement.
     The Borrower hereby waives demand, presentment, protest or notice of any kind hereunder.

Student Transportation of America, Inc.

By

Name
Title

Exhibit D-2
Canadian Revolving Note
____________, ______
     For Value Received, the undersigned, _______________________, a(n) ___________________ (the “Canadian Borrower”), hereby promises to pay to the order of ____________________ (the “Lender”) on the Revolving Credit Termination Date of the hereinafter defined Credit Agreement, in immediately available funds, the aggregate unpaid principal amount of all Canadian Revolving Loans made by the Lender to the Canadian Borrower pursuant to the Credit Agreement, together with interest on the principal amount of each Canadian Revolving Loan from time to time outstanding hereunder at the rates, and payable in the manner and on the dates, specified in the Credit Agreement.
     This Note is one of the Canadian Revolving Notes referred to in the Third Amended and Restated Credit Agreement dated as of February 4, 2011 among Student Transportation of America, Inc., the Canadian Borrowers, the Guarantors party thereto, Harris N.A., as Administrative Agent, the Lenders party thereto (as amended from time to time, the “Credit Agreement”), and this Note and the holder hereof are entitled to all the benefits and security provided for thereby or referred to therein, to which Credit Agreement reference is hereby made for a statement thereof. All defined terms used in this Note, except terms otherwise defined herein, shall have the same meaning as in the Credit Agreement. This Note shall be governed by and construed in accordance with the internal laws of the State of Illinois.
     Voluntary prepayments may be made hereon, certain prepayments are required to be made hereon, and this Note may be declared due prior to the expressed maturity hereof, all in the events, on the terms and in the manner as provided for in the Credit Agreement.
     The Canadian Borrower hereby waives demand, presentment, protest or notice of any kind hereunder.

By

Name
Title

Exhibit D-3
Swing Note
____________, ___
     For Value Received, the undersigned, Student Transportation of America, Inc., a Delaware corporation (the “Borrower”), hereby promises to pay to the order of ___________________ (the “Lender”) on the Revolving Credit Termination Date of the hereinafter defined Credit Agreement, at the principal office of Harris N.A., as Administrative Agent, in Chicago, Illinois, in immediately available funds, the aggregate unpaid principal amount of all Swing Loans made by the Lender to the Borrower pursuant to the Credit Agreement, together with interest on the principal amount of each Swing Loan from time to time outstanding hereunder at the rates, and payable in the manner and on the dates, specified in the Credit Agreement.
     This Note is the Swing Note referred to in the Third Amended and Restated Credit Agreement dated as of February 4, 2011, among the Borrower, Student Transportation of Canada Inc., Parkview Transit, Inc., the Guarantors party thereto, the Lenders party thereto, and Student Transportation of America, Inc., ________________, Harris N.A., as Administrative Agent for the Lenders (as extended, renewed, amended or restated from time to time, the “Credit Agreement”), and this Note and the holder hereof are entitled to all the benefits and security provided for thereby or referred to therein, to which Credit Agreement reference is hereby made for a statement thereof. All defined terms used in this Note, except terms otherwise defined herein, shall have the same meaning as in the Credit Agreement. This Note shall be governed by and construed in accordance with the internal laws of the State of Illinois.
     Voluntary prepayments may be made hereon, certain prepayments are required to be made hereon, and this Note may be declared due prior to the expressed maturity hereof, all in the events, on the terms and in the manner as provided for in the Credit Agreement.
     The Borrower hereby waives demand, presentment, protest or notice of any kind hereunder.

Student Transportation of America

By

Name
Title

Exhibit D-4
Form of Acceptance Note
Promissory Note
____________, ______
     For Value Received, the undersigned, _______________________, a(n) ___________________ (the “Canadian Borrower”), hereby promises to pay to the order of ____________________ (the “Lender”) on ____________________ at ______________________ in Toronto, Ontario, in immediately available funds, the principal sum of ____________________ Canadian Dollars.
     This Acceptance Note is one of the Acceptance Notes referred to in the Third Amended and Restated Credit Agreement dated as of February 4, 2011 among Student Transportation of America Inc., the Canadian Borrowers, the Guarantors party thereto, Harris N.A., as Administrative Agent, the Lenders party thereto (as amended from time to time, the “Credit Agreement”), and this Acceptance Note and the holder hereof are entitled to all the benefits and security provided for thereby or referred to therein, to which Credit Agreement reference is hereby made for a statement thereof. All defined terms used in this Acceptance Note, except terms otherwise defined herein, shall have the same meaning as in the Credit Agreement. This Note shall be governed by and construed in accordance with the internal laws of the State of Illinois.
     The Credit Agreement provides for the acceleration of the maturity of this Acceptance Note upon the occurrence of certain events and for prepayments of Bankers’ Acceptances upon the terms and conditions specified therein.
     The Canadian Borrower hereby waives demand, presentment, protest or notice of any kind hereunder.

By

Name
Title

Exhibit E
Student Transportation of America, Inc.
Compliance Certificate

To:	Harris N.A., as Administrative Agent under, and the Lenders party to, the Credit Agreement described below
     This Compliance Certificate is furnished to the Administrative Agent and the Lenders pursuant to that certain Third Amended and Restated Credit Agreement dated as of February 4, 2011 among us (as extended, renewed, amended or restated from time to time, the “Credit Agreement”). Unless otherwise defined herein, the terms used in this Compliance Certificate have the meanings ascribed thereto in the Credit Agreement.
     The Undersigned hereby certifies on behalf of the Borrower that:
     1. I am the duly elected ____________ of Student Transportation of America, Inc.;
     2. I have reviewed the terms of the Credit Agreement and I have made, or have caused to be made under my supervision, a detailed review of the transactions and conditions of the Borrower and its Subsidiaries during the accounting period covered by the attached financial statements;
     3. The examinations described in paragraph 2 did not disclose, and I have no knowledge of, the existence of any condition or the occurrence of any event which constitutes a Default or Event of Default during or at the end of the accounting period covered by the attached financial statements or as of the date of this Compliance Certificate, except as set forth below;
     4. The financial statements required by Section 8.5 of the Credit Agreement and being furnished to you concurrently with this Compliance Certificate are true, correct and complete in all material respects as of the date and for the periods covered thereby; and
     5. Schedule I hereto sets forth financial data and computations evidencing the Borrower’s compliance with certain covenants of the Credit Agreement, all of which data and computations are, to the best of my knowledge, true, correct and complete in all material respects and have been made in accordance with the relevant Sections of the Credit Agreement.
     6. The Parent has no material assets other than its investment in STA Holdings and Parkview.

     Described below are the exceptions, if any, to paragraph 3 by listing, in detail, the nature of the condition or event, the period during which it has existed and the action which the Borrower has taken, is taking, or proposes to take with respect to each such condition or event:

     The foregoing certifications, together with the computations set forth in Schedule I hereto and the financial statements delivered with this Certificate in support hereof, are made and delivered this ______ day of __________________ ____.

Student Transportation of America, Inc.

By

Name
Title

Schedule I
to Compliance Certificate
_____________________________
Compliance Calculations
for Third Amended and Restated Credit Agreement
dated as of February 4, 2011
Calculations as of _____________, _______
A. Interest Coverage Ratio (Section 8.24)

1. Net Income for past 12 months	$

2. Interest Expense for past 12 months	$

3. Income taxes for past 12 months	$

4. Depreciation and Amortization Expense for past 12 months	$

5. Write-off of expenses per definition of Adjusted EBITDA	$

6. Sum of lines A1, A2, A3, A4 and A5	$

7. Cash Interest Expense (line A9)	$

8. Ratio of Line A6 to Line A7		: 1.0
9. The Borrower is in compliance (circle yes or no)	yes/no
B. Total Leverage Ratio (Section 8.25)

1. Total Funded Debt	$

U.S. Senior Debt

Canadian Senior Debt

Subordinated Debt

Seller Debt

Guarantees

Other Debt

2. Net Income for past 12 months	$

3. Interest Expense for past 12 months	$

Interest on Senior Debt

Cash Interest on Subordinated Debt

PIK Interest on Subordinated Debt

Other Interest

4. Income taxes for past 12 months	$

5. Depreciation and Amortization Expense for past 12 months	$

6. Write-off of expenses per definition of EBITDA	$

7. EBITDA from permitted Acquisitions adjusted for savings per schedule attached	$

8. Projected EBITDA from new Bid Contracts per schedule attached	$

9. Non-cash expense relating to STA Holdings Equity Incentive Plan (minus the amount paid in cash to the extent not deducted from Net Income)
10. EBITDA from Terminated Contracts per schedule attached	$

11. Sum of Lines B2, B3, B4, B5, B6, B7, B8 and B9 minus Line B10 (“Adjusted EBITDA”)	$

12. Ratio of Line B1 to B11		: 1.0
13. Line B12 ratio must not exceed		: 1.0
14. The Borrower is in compliance (circle yes or no)	yes/no
C. Senior Leverage Ratio (Section 8.26)

1. Total Funded Debt	$

2. Subordinated Debt	$

3. Line C1 minus C2 (Total Senior Funded Debt)	$

4. Adjusted EBITDA Amount from Line B11	$

5. Ratio of Line C3 to C4		: 1.0
6. Line C5 ratio must not exceed		: 1.0
7. The Borrower is in compliance (circle yes or no)	yes/no
D. Capital Expenditures (Section 8.27)

1. Rolling 12-month Capital Expenditures	$

2. Permitted Acquisition and new Bid Contract Cap Ex	$

3. Net Proceeds from Equipment Sales	$

4. Cap Ex funded with issuance of Equity	$

5. D1 minus D2 minus D3 minus D4	$

6. Maximum permitted amount	$

7. The Borrower is in compliance (circle yes or no)	yes/no

E. Permitted Acquisitions (U.S.)

for year to date identified and described on attachment	$

Date	Amount

F. Permitted Acquisitions (Canadian)

for year to date identified and described on attachment	$

Date	Amount

G. Permitted U.S. Bid Contracts

for year to date per attachment$	$

Date	Amount

H. Permitted Canadian Bid Contracts

for year to date per attachment	$

Date	Amount

I. Indebtedness (Section 8.7(g))

1. Purchase money indebtedness	$

2. Capitalized Lease Obligations	$

3. Unsecured Indebtedness for Borrowed Money (not otherwise permitted)	$

4. Sum of Lines I1, I2, and I3 (not to exceed $10,000,000)	$

5. The Borrower is in compliance (circle yes or no)	yes/no

Exhibit F
Assignment and Acceptance
Dated _____________, _____
     Reference is made to the Third Amended and Restated Credit Agreement dated as of February 4, 2011 (the “Credit Agreement”) among Student Transportation of America, Inc., Student Transportation of Canada Inc., Parkview Transit, Inc., the Guarantors party thereto, the Lenders (as defined in the Credit Agreement) and Harris N.A., as Administrative Agent for the Lenders (the “Administrative Agent”). Terms defined in the Credit Agreement are used herein with the same meaning.
     ________________________ (the “Assignor”) and _________________________ (the “Assignee”) agree as follows:
     1. The Assignor hereby sells and assigns to the Assignee, and the Assignee hereby purchases and assumes from the Assignor, the amount and specified percentage interests shown on Annex I hereto of the Assignor’s rights and obligations under the Credit Agreement as of the Effective Date (as defined below), including, without limitation, such percentage interest in the Assignor’s Commitments as in effect on the Effective Date and the Loans, if any, owing to the Assignor on the Effective Date and the Assignor’s Percentage of any outstanding L/C Obligations and Canadian L/C Obligations.
     2. The Assignor (i) represents and warrants that it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim, lien, or encumbrance of any kind; (ii) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Credit Agreement or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Agreement or any other instrument or document furnished pursuant thereto; and (iii) makes no representation or warranty and assumes no responsibility with respect to the financial condition of the Borrower or any Subsidiary or the performance or observance by the Borrower or any Subsidiary of any of their respective obligations under the Credit Agreement or any other instrument or document furnished pursuant thereto.
     3. The Assignee (i) confirms that it has received a copy of the Credit Agreement, together with copies of the most recent financial statements delivered to the Lenders pursuant to Section 8.5(a) and (b) thereof and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Acceptance; (ii) agrees that it will, independently and without reliance upon the Administrative Agent, the Assignor or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Credit Agreement; (iii) appoints and authorizes the Administrative Agent to take such action as Administrative Agent on its behalf and to exercise such powers under the Credit Agreement and the other Loan Documents as are delegated to the Administrative Agent by the terms thereof, together with such powers as are reasonably incidental thereto; (iv) agrees that it will perform in accordance with their terms all of the obligations which by the terms of the Credit Agreement are required to be performed by it as a Lender including, without limitation, pursuant to Section 13.1 of the Credit Agreement; and (v) specifies as its lending office (and address for notices) the offices set forth on its Administrative Questionnaire.
     4. As consideration for the assignment and sale contemplated in Annex 1 hereof, the Assignee shall pay to the Assignor on the Effective Date in Federal funds and/or Canadian Dollars, as applicable, the amount agreed upon between them. It is understood that commitment and/or letter of credit fees accrued to the Effective Date with respect to the interest assigned hereby are for the account of the Assignor and such fees accruing from and including the Effective Date are for the account of the Assignee. Each of the Assignor and the Assignee hereby agrees that if it receives any amount under the Credit Agreement which is for the account of the other party hereto, it shall receive the same for the account of such other party to the extent of such other party’s interest therein and shall promptly pay the same to such other party.
     5. The effective date for this Assignment and Acceptance shall be ___________, ____* (the “Effective Date”). Following the execution of this Assignment and Acceptance, it will be delivered to the Administrative Agent for acceptance and recording by the Administrative Agent and, if required, the relevant Borrower.
     6. Upon such acceptance and recording, from and after the Effective Date, (i) the Assignee shall be a party to the Credit Agreement and, to the extent provided in this Assignment and Acceptance, have the rights and obligations of a Lender thereunder and (ii) the Assignor shall, to the extent provided in this Assignment and Acceptance, relinquish its rights and be released from its obligations under the Credit Agreement.
     7. Upon such acceptance and recording, from and after the Effective Date, the Administrative Agent shall make all payments under the Credit Agreement in respect of the interest assigned hereby (including, without limitation, all payments of principal, interest and commitment fees with respect thereto) to the Assignee. The Assignor and Assignee shall make all appropriate adjustments in payments under the Credit Agreement for periods prior to the Effective Date directly between themselves.
     8. In accordance with Section 13.12 of the Credit Agreement, the Assignor and the Assignee request and direct that the Administrative Agent prepare and request the

*	To be inserted by the Administrative Agent and which shall be the effective date of recordation of transfer in the register therefor.

Borrower or Canadian Borrower, as applicable, to execute and deliver to the Assignee the relevant Notes payable to the Assignee in the amount of its Commitments and new Notes to the Assignor in the amount of its Commitments after giving effect to this assignment.
     9. This Assignment and Acceptance shall be governed by, and construed in accordance with, the laws of the State of Illinois.

[Assignor Lender]

By

Name
Title

[Assignee Lender]

By

Name
Title

Accepted and consented this
____ day of _____________
Student Transportation of America, Inc.

By

Name
Title

Accepted and consented to by the Administrative Agent this
_______ day of _________________

____________________________, as Administrative Agent

By

Name
Title

Annex I
to Assignment and Acceptance
     The assignee hereby purchases and assumes from the assignor the following interest in and to all of the Assignor’s rights and obligations under the Credit Agreement as of the effective date.

	Aggregate	Amount of	Percentage
	Commitment/Loans	Commitment	Assigned of
Facility Assigned	For All Lenders	Loans/Assigned	Commitment Loans
Revolving Credit	$	$	$

Canadian Revolving Credit	$	$	$

Exhibit G
Subsidiary Guarantee Agreement
_______________, ____
Harris N.A., as Administrative Agent for the Lenders party to the Third Amended and Restated Credit Agreement dated as of February 4, 2011 among Student Transportation of America, Inc., Student Transportation of Canada Inc., Parkview Transit, Inc., certain Guarantors, such Lenders and such Administrative Agent (as amended, modified or otherwise supplemented from time to time, the “Credit Agreement”)
Dear Sirs:
     Reference is made to the Credit Agreement described above. Terms not defined herein which are defined in the Credit Agreement shall have for the purposes hereof the meaning provided therein.
     The undersigned, [name of Domestic Subsidiary Guarantor], a [jurisdiction of organization] [corporation/limited liability company/general partnership/limited partnership], hereby confirms that it is to be a “Guarantor” for all purposes of the Credit Agreement, effective from the date hereof. The undersigned confirms that the representations and warranties set forth in Section 6 of the Credit Agreement are true and correct in all material respects as to the undersigned as of the date hereof (it being understood and agreed that any representation or warranty which by its terms is made as of a specified date shall be required to be true and correct in all material respects only as of such specified date).
     Without limiting the generality of the foregoing, the undersigned hereby agrees to perform all the obligations of a Guarantor under, and to be bound in all respects by the terms of, the Credit Agreement, including without limitations Section 12 thereof, to the same extent and with the same force and effect as if the undersigned were a direct signatory thereto.

     This Agreement shall be construed in accordance with and governed by the internal laws of the State of Illinois.

Very truly yours,

[Name of Subsidiary Guarantor]

By

Name
Title

Exhibit H
Commitment Amount Increase Request
_______________, ____

To:	Harris N.A., as Administrative Agent for the Lenders parties to the Third Amended and Restated Credit Agreement dated as of February 4, 2011 (as extended, renewed, amended or restated from time to time, the “Credit Agreement”), among Student Transportation of America, Inc., Student Transportation of Canada Inc., Parkview Transit, Inc., the Guarantors party thereto, certain Lenders which are signatories thereto, and Harris N.A., as Administrative Agent
Ladies and Gentlemen:
     The undersigned, Student Transportation of America, Inc. (the “Borrower”) hereby refers to the Credit Agreement and requests that the Administrative Agent consent to an increase in the aggregate Revolving Credit Commitments and/or Canadian Revolving Credit Commitments (the “Commitment Amount Increase”), in accordance with Section 1.17 of the Credit Agreement, to be effected by [an increase in the [Revolving Credit Commitment] [Canadian Revolving Credit Commitment] of [name of existing Lender] [name of existing Canadian Lender] [the addition of [name of new Lender] (the “New Lender”) as a Lender under the terms of the Credit Agreement]. Capitalized terms used herein without definition shall have the same meanings herein as such terms have in the Credit Agreement.
     After giving effect to such Commitment Amount Increase, the [Revolving Credit Commitment] [Canadian Revolving Credit Commitment] of the [Lender] [New Lender] shall be $____________.
[Include paragraphs 1-4 for a New Lender]
     1. The New Lender hereby confirms that it has received a copy of the Loan Documents and the exhibits related thereto, together with copies of the documents which were required to be delivered under the Credit Agreement as a condition to the making of the Loans and other extensions of credit thereunder. The New Lender acknowledges and agrees that it has made and will continue to make, independently and without reliance upon the Administrative Agent or any other Lender and based on such documents and information as it has deemed appropriate, its own credit analysis and decisions relating to the Credit Agreement. The New Lender further acknowledges and agrees that the Administrative Agent has not made any representations or warranties about the credit worthiness of the Borrower or any other party to the Credit Agreement or any other Loan Document or with respect to the legality, validity, sufficiency or enforceability of the Credit Agreement or any other Loan Document or the value of any security therefor.
     2. Except as otherwise provided in the Credit Agreement, effective as of the date of acceptance hereof by the Administrative Agent, the New Lender (i) shall be deemed automatically to have become a party to the Credit Agreement and have all the rights and obligations of a “Lender” or “Canadian Lender,” as applicable, under the Credit Agreement as if it were an original signatory thereto and (ii) agrees to be bound by the terms and conditions set forth in the Credit Agreement as if it were an original signatory thereto.
     3. The New Lender shall deliver to the Administrative Agent an Administrative Questionnaire.
     [4. The New Lender has delivered, if appropriate, to the Borrower and the Administrative Agent (or is delivering to the Borrower and the Administrative Agent concurrently herewith) the tax forms referred to in Section 13.1 of the Credit Agreement.]*
     This Agreement shall be deemed to be a contractual obligation under, and shall be governed by and construed in accordance with, the laws of the state of Illinois.
     The Commitment Amount Increase shall be effective when the executed consent of the Administrative Agent is received or otherwise in accordance with Section 1.17 of the Credit Agreement, but not in any case prior to ___________________, ___. It shall be a condition to the effectiveness of the Commitment Amount Increase that all expenses referred to in Section 1.17 of the Credit Agreement shall have been paid.
     The Borrower hereby certifies that no Default or Event of Default has occurred and is continuing.
     Please indicate the Administrative Agent’s consent to such Commitment Amount Increase by signing the enclosed copy of this letter in the space provided below.

Very truly yours,

[Insert Name of Borrower]

By

Name
Title

*	Insert bracketed paragraph if New Lender is organized under the law of a jurisdiction other than the United States of America or a state thereof.

[New or existing Lender Increasing Commitments]

By

Name
Title

The undersigned hereby consents on this
__ day of _____________, _____
to the above-requested Commitment
Amount Increase.
Harris N.A., as Administrative Agent

By

Name
Title

Exhibit I
Student Transportation of America, Inc.
Available Cash Certificate
As of __________, 20__

To:	Harris N.A., as Administrative Agent under, and the Lenders party to the Credit Agreement described below.
Pursuant to the terms of the Third Amended and Restated Credit Agreement dated as of February 4, 2011 among us (as amended from time to time, the “Credit Agreement”), we submit this Available Cash Certificate to you and certify that the information set forth below and on any attachments to this Certificate is true, correct, and complete in all material respects as of the date of this Certificate and calculated in accordance with the Credit Agreement.

Monthly
Dividends	Available Cash
Available Cash — Period __/__/__ to Current Month End
a.	EBITDA

b.	Less:
(i)	Cash Interest (other than interest paid on Convertible Notes)

(ii)	Principal Payments with respect to Indebtedness

(iii)	Net Capital Expenditures made in Cash
(net of proceeds on sale of fixed assets)

(iv)	Cash Taxes paid

(v)	Non-Recurring Expenses paid in Cash

(vi)	Dividends paid by STA Holdings and Parkview pursuant to Section 8.12:
(A)	Common — Dividends

(B)	Convertible Notes Interest
c.	Plus:
(i)	Year end June 30, 20__

(ii)	Interim to and including __________, 20__
Total Available Cash as of __________, 20__ (a minus b plus c)
Dated as of this _____ day of _______________, 20_.

Student Transportation of America, Inc.

By:

Name:
Title:

Schedule I

		Canadian
	Revolving Credit	Revolving Credit
Name of Lender	Commitment	Commitment
BMO Harris Financing, Inc.	$21,071,428.57

CIBC, Inc.	$21,071,428.57

Bank of Montreal		CAN$	13,960,392.86

Scotiabanc Inc.	$21,071,428.27

The Bank of Nova Scotia		CAN$	13,928,571.43

Canadian Imperial Bank of Commerce		CAN$	13,928,571.43

Raymond James Bank, FSB	$25,000,000.00

Siemens Financial Services, Inc.	$6,785,714.29	CAN$	3,182,464.28

Total	$95,000,000	CAN$	45,000,000

Schedule 1.2
Existing Letters of Credit

Number	Beneficiary	Amount		Expiry
HACH20170OS	National Union Fire Insurance Co		$441,000	15 Feb 2011

HACH205097OS	Hudson Indemnity, Ltd.		$250,000	28 Jan 2011

HACH260373OS	Global Montello Group Corp.		$320,000	02 Jul 2011

HACH268618OS	Hudson Indemnity, Ltd.		$46,872	07 Feb 2011

BMTO301347OS	The City of Greater Sudbury	CAN$	90,000	14 Jul 2011

Schedule 6.2
Subsidiaries
The ownership of Holdings stock is as described in the Public Reports.

		Jurisdiction of	No. of
Name of owner	Name of Issuer	Incorporation	Shares/Units	Certificate No.
Student Transportation of America, Inc.	STA of Connecticut, Inc.	Connecticut	10	2

Student Transportation of America, Inc.	Goffstown Truck Center, Inc.	New Hampshire	200	14

Student Transportation of America, Inc.	Rick Bus Company	New Jersey	100	8

Student Transportation of America, Inc.	STA of Pennsylvania, Inc.	Pennsylvania	300	6

Student Transportation of America, Inc.	Santa Barbara Transportation Corporation	California	1,000	C-6

Student Transportation of America, Inc.	Student Transportation of Vermont, Inc.	Vermont	50	5

Student Transportation of America, Inc.	STA of New York, Inc.	New York	200	32

Student Transportation of America, Inc.	Positive Connections, Inc.	Illinois	1,000	1

Student Transportation of America, Inc.	Ledgemere Transportation, Inc.	Maine	3,750	3

Student Transportation of America, Inc	Student Transportation of Canada Inc.	Ontario	100	C-1

Student Transportation of America, Inc.	Jordan Transportation, Inc.	NJ	100	8

		Jurisdiction of	No. of
Name of owner	Name of Issuer	Incorporation	Shares/Units	Certificate No.
Student Transportation of America, Inc.	Grand Island Transit Corporation	NY	520	108

Student Transportation of America, Inc.	Scholastic Transportation Management Services, Inc.	NY	100	2

Student Transportation of America, Inc.	Student Transportation of Florida, Inc.	FL	100	1

Student Transportation of America, Inc.	Mid-City Transit Corporation	NY	100	3

Student Transportation of America, Inc.	Middletown Transit Corp.	NY	100	3

Student Transportation of America, Inc.	Jordan Bus Service, Inc. (formerly named Kevah Konner)	NJ	104	2

Student Transportation of America Ltd.	Student Transportation of America Holdings, Inc.	Delaware	12,764,554 Common	CA-4, CA-5, CA-6

Student Transportation of America Holdings, Inc.	Student Transportation of America ULC	Nova Scotia	421,409

Student Transportation of America Holdings, Inc.	Student Transportation of America, Inc.	Delaware	1,000	16

STA of Pennsylvania, Inc.	Krise Bus Service, Inc.	Pennsylvania	100	2

STA of Pennsylvania, Inc.	Altoona Student Transportation, Inc.	Delaware	1,000	1

		Jurisdiction of	No. of
Name of owner	Name of Issuer	Incorporation	Shares/Units	Certificate No.
Student Transportation of Canada, Inc.	Leuschen Bros. Limited	ONTARIO	1,000 Class A	AC-2

			1,000 Class C Preference	C-2

			1,000 Class D Preference	D-2

			1,000 Class E Preference	E-2

			1,000 Class F Preference	F-2

			1,000 Class B Common	BC-2

			2,100 Class H Preference	H-2

			4,000 Class G Preference	G-2

Grand Island Transit Corporation	Ridge Road Express, Inc.	NY	100	1

Schedule 6.11
Existing Litigation
     There is no litigation, governmental proceeding or labor controversy pending or threatened against the Borrower, the Canadian Borrowers or their respective Subsidiaries which, if adversely determined, could reasonably be expected to have a Material Adverse Effect. Separate and apart from any litigation listed on the Company’s insurance loss runs for Auto Liability, General Liability matters, and/or Workers Compensation Liability, the Company also is dealing with the following pending or threatened litigation matters, which the Company believes will not, individually or in the aggregate, give rise to a Material Adverse Effect:
     1. Smart and Danbury v. Rick Bus Company.
     By complaint dated November 17, 2009, the plaintiffs launched an action against the Rick Bus Company, based on allegations that they were not paid accurately for all time they were entitled to be paid for.
     The Smart allegation arises from her status as a “standby” driver’s aide. A standby aide is called into the operation at a fixed time, and waits to be assigned to a route to serve as an aide. If the company were to routinely not pay for the standby time, or restricted it systematically to less than the time actually spent standing by, it could be found non-compliant with the federal Fair Labor Standards Act. However, our information is that the foregoing is not the case. We understand that Rick Bus Company will call standby workers in and, as a general rule, if they are not assigned to a route within a certain time period, they are sent home and paid for that time period. If they are assigned a route to assist on, they are then paid for the scheduled route time plus the standby time logged before the assigned route time. Standby employees complete their own time sheets and supervisors merely correct them if the time worked is incorrectly logged.
     The Danbury allegation is that Rick Bus Company failed to pay overtime once the driver accumulated 40 hours in a week. The Borrower’s and our New Jersey counsel’s view is that there is an exemption under the State DOT regulations available, applicable to bus drivers in our situation.
     The Plaintiffs and their counsel served this complaint on the basis of a collective action and indicated it may be broadened to include other drivers and aides at the Trenton location. We retained counsel to defend the company on the above allegations. Rick Bus Company filed a motion for summary judgment/pre-answer dismissal, seeking to prevent the Court from certifying the action as a class action/collective action. We applied the federal law to evidence that the pleadings do not establish a class/collective action. Our revised and supplemented motion to dismiss was submitted to the Court on December 30, 2010. There was no appearance required, as the motion was done in writing. We expect a ruling by the end of February, 2011.

     2. Judi Wright v. Krise Bus Service.
     Ms. Wright, formerly a bus driver and dispatcher for the Krise Bus Service in Bangor PA, was terminated on May 21, 2008 after disagreements with a coworker and her supervisor. She filed a lawsuit on November 3, 2010, claiming that, just prior to her termination, she had advised her supervisors of a stress condition that was being treated by her doctor. She alleges that the termination was contrary to the federal FMLA (Family and Medical Leave Act). We have filed an Answer to the suit and are gathering further facts, prior to discovery. An initial case management conference has been scheduled for January 28, 2011. If necessary, the case could be tendered to the Borrower’s EPLI carrier.

Schedule 8.7
Existing Indebtedness for Borrowed Money

Outstanding Principal
Seller	Amount
Aurthur Jordan, Mark Jordan & Karin Jordan	$500,000

Johnnie J. Wilkerson Jr.	200,000

Stuart and Jennifer Millar	200,000

R. Thomas Weeks	500,000

$1,400,000

Schedule 8.8(g)
Existing Liens
All Liens except those permitted under Section 8.8 of the Agreement or those described below will be released by the secured parties with respect thereto prior to or contemporaneously with the Closing Date:
1.	UCC-1 financing statements filed listing the Borrower or a Subsidiary as the debtor thereunder filed for notice or precautionary purposes only in connection with lease or bailment transactions.

2.	UCC-1 financing statements as set forth below will be terminated within 30 days after Closing Date:

Original File Date
Debtor	State	Jurisdiction	and Number	Secured Party	Related Filings
RIDGE ROAD EXPRESS, INC.	NY	Secretary of State	200212312888363 12/31/2002	General Electric Capital Corporation	Continuation 200708015745374 8/1/2007

RIDGE ROAD EXPRESS, INC.	NY	Secretary of State	151565 7/30/1996	Financial Federal Credit Inc.	Continuation 083035 4/30/2001 Continuation 200604210347048 4/21/2006

RIDGE ROAD EXPRESS, INC.	NY	Secretary of State	151569 7/30/1996	Financial Federal Credit Inc.	Continuation 083028 4/30/2001 Continuation 200604210347012 4/21/2006

RIDGE ROAD EXPRESS, INC.	NY	Secretary of State	065671 4/2/1197	Financial Federal Credit Inc.	Continuation 248478 12/18/2001 Continuation 200701120035676 1/12/2007

RIDGE ROAD EXPRESS, INC.	NY	Secretary of State	241344 11/13/1998	Financial Federal Credit Inc.	Continuation 200308281529293 8/28/2003 Continuation 200808200585511 8/20/2008

RIDGE ROAD EXPRESS, INC.	NY	Secretary of State	249881 12/19/2001	Financial Federal Credit Inc.	Continuation 200609010716619 9/1/2006

Original File Date
Debtor	State	Jurisdiction	and Number	Secured Party	Related Filings
RIDGE ROAD EXPRESS, INC.	NY	Secretary of State	249883 12/19/2001	Financial Federal Credit Inc.	Continuation 200609010716645 9/1/2006

RIDGE ROAD EXPRESS, INC.	NY	Secretary of State	200512151326720 12/15/2005	Financial Federal Credit Inc.	Continuation 201009270525910 9/27/2010

RIDGE ROAD EXPRESS, INC.	NY	Secretary of State	200906020318237 6/2/2009	Colonial Surety Company

GRAND ISLAND TRANSIT CORPORATION	NY	Secretary of State	151565 7/30/1996	Financial Federal Credit Inc.	Continuation 083035 4/30/2001 Continuation 200604210347048 4/21/2006

GRAND ISLAND TRANSIT CORPORATION	NY	Secretary of State	151569 7/30/1996	Financial Federal Credit Inc.	Continuation 083028 4/30/2001 Continuation 200604210347012 4/21/2006

GRAND ISLAND TRANSIT CORPORATION	NY	Secretary of State	065671 4/2/1997	Financial Federal Credit Inc.	Continuation 248478 12/18/2001 Continuation 200701120035676 1/12/2007

GRAND ISLAND TRANSIT CORPORATION	NY	Secretary of State	241344 11/13/1998	Financial Federal Credit Inc.	Continuation 200308281529293 8/28/2003 Continuation 200808200585511 8/20/2008

GRAND ISLAND TRANSIT CORPORATION	NY	Secretary of State	249881 12/19/2001	Financial Federal Credit Inc.	Continuation 200609010716619 9/1/2006

GRAND ISLAND TRANSIT CORPORATION	NY	Secretary of State	249883 12/19/2001	Financial Federal Credit Inc.	Continuation 200609010716645 9/1/2006

GRAND ISLAND TRANSIT CORPORATION	NY	Secretary of State	200512151326720 12/15/2005	Financial Federal Credit Inc.	Continuation 201009270525910 9/27/2010

Schedule 8.9
Existing Investments
None